 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 3, 1998
                                                     REGISTRATION NO. 333-42971
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM SB-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                           GLOBALTEL RESOURCES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          WASHINGTON                             4813                      91-1663099
(STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL       (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)      IDENTIFICATION NO.)

                           1520 EASTLAKE AVENUE EAST
                           SEATTLE, WASHINGTON 98102
                      (206) 720-7250, FAX (206) 720-7251
         (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)

                  RONALD P. ERICKSON, CHIEF EXECUTIVE OFFICER
                           1520 EASTLAKE AVENUE EAST
                           SEATTLE, WASHINGTON 98102
                      (206) 720-7250, FAX (206) 720-7251
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                --------------
                                  COPIES TO:

                  THOMAS S. HODGE                                        RONALD J. LONE
                    AUDREY HWANG                                       CHRISTOPHER J. VOSS
          HELLER EHRMAN WHITE & MCAULIFFE                                 LEE J. BRUNZ
                6100 COLUMBIA CENTER                                     STOEL RIVES LLP
                  701 FIFTH AVENUE                                      ONE UNION SQUARE
             SEATTLE, WASHINGTON 98104                          600 UNIVERSITY STREET, 36TH FLOOR
             TELEPHONE: (206) 447-0900                              SEATTLE, WASHINGTON 98101
             FACSIMILE: (206) 447-0849                              TELEPHONE: (206) 624-0900
                                                                    FACSIMILE: (206) 386-7500

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effectiveness of this Registration Statement.

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                                --------------

                     CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                      PROPOSED MAXIMUM PROPOSED MAXIMUM  AMOUNT OF
  TITLE OF SECURITIES    AMOUNT TO BE  OFFERING PRICE     AGGREGATE     REGISTRATION
    TO BE REGISTERED      REGISTERED     PER SHARE      OFFERING PRICE     FEE(1)
  -------------------    ------------ ---------------- ---------------- ------------
Common Stock, $0.05 par
 value..................  2,300,000        $10.00        $23,000,000       $6,785
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


(1) Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes shares of Common Stock subject to the underwriters' over-allotment option. $6,107 of the registration fee was previously paid by the Registrant in connection with its original filing of this Registration Statement and the remaining $678 is paid herewith.

                                --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED FEBRUARY 3, 1998

PROSPECTUS

                             2,000,000 SHARES

                              [LOGO OF GLOBALTEL]

                                  COMMON STOCK

  All of the 2,000,000 shares of Common Stock offered hereby are being sold by GlobalTel Resources, Inc. ("GlobalTel" or the "Company"). Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $8.00 and $10.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Company has applied to have the Common Stock approved for listing on
the American Stock Exchange under the symbol "   ."

                                  -----------

   SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS
       THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON
                             STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES COMMISSION
       PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.
         ANY  REPRESENTATION TO  THE  CONTRARY IS A CRIMINAL OFFENSE.

============================================================================================
                                                           UNDERWRITING
                                                             DISCOUNTS
                                         PRICE TO               AND             PROCEEDS TO
                                          PUBLIC          COMMISSIONS (1)       COMPANY (2)
-------------------------------------------------------------------------------------------
 Per Share.......................          $                   $                   $
-------------------------------------------------------------------------------------------
 Total (3).......................          $                   $                   $
============================================================================================


(1) Excludes the value of warrants (the "Representatives' Warrants") to purchase up to 200,000 shares of Common Stock to be granted to Cruttenden Roth Incorporated and Ferris, Baker Watts Incorporated, the representatives (the "Representatives") of the several underwriters (the "Underwriters"). The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the Offering, payable by the Company, estimated at approximately $1,200,000, including a non-accountable expense allowance payable to Cruttenden Roth Incorporated. See "Underwriting."

(3) The Company has granted to the Underwriters a 45-day option to purchase up to 300,000 additional shares of Common Stock on the same terms and conditions set forth above, solely to cover over-allotments, if any. If all such shares are purchased the total Price to Public, Underwriting Discounts
    and Commissions and Proceeds to Company will be $          , $
    and $          , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered severally by the Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part and to certain other conditions. It is expected that the delivery of certificates for the Common Stock will be made against payment therefor at the offices of Cruttenden Roth Incorporated, Irvine, California, on or about
          , 1998.

                                  -----------

Cruttenden Roth                                         Ferris, Baker Watts
I N C O R P O R A T E D                             I N C O R P O R A T E D

               THE DATE OF THIS PROSPECTUS IS        , 1998.

   [ARTWORK: MULTICOLOR MAP OF CONTINENTS OF THE WORLD SHOWING THE COMPANY'S
                                 NETWORK]

  Primecall(R) is a service mark of the Company. Trade names, trademarks and service marks of other companies appearing in this Prospectus are the property of their respective holders.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS, AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option and the Representatives' Warrants and (ii) gives effect to a five-for-one reverse split of the capital stock of the Company (the "Reverse Stock Split") and the conversion of all outstanding shares of the Company's Series A Convertible Preferred Stock, $0.01 par value (the "Preferred Stock") and all accrued dividends thereon, into an aggregate of 209,045 shares of Common Stock upon the closing of this Offering (the "Preferred Stock Conversion"). See "Description of Securities--Preferred Stock" and "Underwriting." References in this Prospectus to the "Company" and "GlobalTel" refer to GlobalTel Resources, Inc. and its two wholly owned subsidiaries, PrimeCall, Inc. and GFP Group, Inc., except where the context otherwise requires. See "Glossary of Terms" for definitions of certain technical and other terms used in this Prospectus. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

  GlobalTel provides international telecommunications services principally to small- and medium-sized business customers in developing ("second-tier") telecommunications markets. Currently, the Company offers international long-distance services, calling cards and enhanced voice services consisting of voice-mail and conference calling to more than 8,500 business customers in over 120 countries. The Company began operations in 1995 with its entry into the international call-reorigination business, capitalizing on the arbitrage opportunity created by differences between U.S. and foreign originated international long-distance rates. The Company is leveraging the expertise derived from, and the established customer base generated by, its call-reorigination business to provide higher margin enhanced telecommunications services.

  According to the International Telecommunications Union ("ITU"), the international telecommunications industry accounted for $52.8 billion in revenues for 1995. Based upon trends in revenue growth from 1991 through 1995 measured by the ITU, the Company believes that international long distance telecommunications revenues will surpass $76.0 billion by 2000 if such trends continue. Deregulation, together with decreases in the cost of providing services and the introduction of sophisticated value-added features, have made it possible for new entrants to compete with large global telecommunications providers and national incumbent telephone operators ("ITOs") in providing international voice telecommunications services. In addition, the convergence of conventional telephony and computing technologies with the advent of the Internet has created the opportunity for data networks, and computers in general, to become primary telecommunications tools. Industry analysts expect the market size for both value-added Internet Protocol ("IP") data networking services and Internet access to continue to grow rapidly as businesses and consumers increase their use of the Internet, intranets and privately managed IP networks for both electronic commerce as well as conventional telephony. IDC projects total value-added services revenues generated by Internet service providers alone to grow from $197.8 million in 1996 to approximately $11.4 billion in 2000, reaching average annual growth of approximately 175.6% during that period.

  GlobalTel's objective is to become a leading provider of value-added telecommunications services in markets that historically have been underserved by large global telecommunications providers and ITOs. The Company has entered second-tier markets by providing non-regulated or less regulated telecommunications services, such as international call-reorigination. The Company plans to continue to serve existing customers and to enter additional markets by providing less regulated enhanced telecommunications services. The Company has designed and plans to implement a range of business-grade Internet services with business partners such as Novell, Inc. ("Novell"). The Company expects these services to include business quality messaging, global enhanced Virtual Private Networks ("VPN") and other value-added services. Most of the planned services can be provided under existing regulatory frameworks.

  GlobalTel primarily markets its telecommunications services through a network of over 75 independent sales agents, supplemented by direct marketing efforts. The Company also has an exclusive agreement with the International Business Network for World Commerce and Industry, Ltd. ("IBNET"), the managing member of the Consortium of Global Commerce, whereby IBNET has agreed to market the Company's services through several thousand individual chambers of commerce located in over 200 countries. In addition, the Company's relationship with Novell provides a distribution channel for the Company's services through Novell's network of over 25,000 value-added resellers ("VARs").

  GlobalTel's current network architecture consists of: (i) voice switching and global fax messaging infrastructure in Los Angeles, California; (ii) access to third party infrastructure through Equant Network Services International Corporation ("Equant"), a global data network services provider, and other suppliers; (iii) enhanced fax nodes in Hong Kong and Mexico City; and (iv) a Network Control and Operations Center in Seattle, Washington. The Company's agreement with Equant allows the Company to utilize the global reach of the Equant network and to co-locate its servers and switches in many large cities around the world. In addition, GlobalTel's agreement with Novell provides the Company with access to key network technologies.

  Key elements of the Company's strategy include: (i) capitalizing on its existing customer base by offering additional and enhanced telecommunications services; (ii) leveraging its global sales channels and relationships with Novell and IBNET; (iii) minimizing capital requirements by utilizing existing third party networks such as the Equant network; and (iv) employing flexible, open architecture technology for the easy integration of technologies.

  The Company was incorporated in Washington in November 1994 and commenced operations in March 1995. GlobalTel's executive offices are located at 1520 Eastlake Avenue East, 2nd Floor, Seattle, Washington 98102, and its telephone number is (206) 720-7250.

                                 THE OFFERING

 Common Stock Offered.......... 2,000,000 shares
 Common Stock Outstanding after
  the Offering................. 4,799,356 shares(1)
 Use of Proceeds............... To repay certain indebtedness and for capital expenditures, working capital and general
                                corporate purposes. In addition, a portion of
                                the proceeds will be used to fund the
                                repurchase of any securities tendered in
                                connection with the rescission offer that the
                                Company intends to commence immediately after
                                this Offering. See "Use of Proceeds" and
                                "Rescission Offer."
 Proposed American Stock
  Exchange Symbol..............

-------

(1) Includes (i) the issuance of 331,251 and 18,054 shares of Common Stock to certain holders of notes of the Company (the "Full Coverage Bridge Notes") to be repaid at the closing of this Offering and past noteholders of the Company, respectively, assuming an initial public offering price of $9.00 per share, (ii) the issuance of 161,783 shares of Common Stock upon the cashless conversion of certain warrants (the "Cashless Warrants") at the closing of this Offering, assuming an initial public offering price of $9.00 per share, (iii) the issuance of 30,000 shares of Common Stock to an officer of the Company in connection with the acquisition of GFP Group, Inc. upon the closing of this Offering, (iv) the issuance of 22,222 shares of Common Stock to an affiliate of the Company in connection with services to be rendered by such affiliate, assuming an initial public offering price of $9.00 per share, (v) the conversion of certain long-term debt into 281,817 shares of Common Stock upon the closing of the Offering at a price of $3.85 per share and (vii) the Preferred Stock Conversion (collectively, the "Offering Issuances"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Certain Transactions" and "Description of
    Securities." Excludes (i) 700,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Option Plan (the "1996 Plan"),
   of which 528,426 shares are subject to options granted as of the date of the Offering at a weighted average exercise price of $7.35 per share, assuming an initial public offering price of $9.00 per share, (ii) 300,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan and (iii) 200,000 shares of Common Stock issuable upon exercise of the Representatives' Warrants. See "Management--Benefit Plans" and "Underwriting."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                            YEAR ENDED      NINE MONTHS ENDED
                                           DECEMBER 31,       SEPTEMBER 30,
                                          ----------------  ------------------
                                           1995     1996      1996      1997
                                          -------  -------  --------  --------
STATEMENTS OF OPERATIONS DATA:
  Revenues............................... $ 2,113  $ 9,136  $  5,830  $ 10,639
  Operating expenses:
    Cost of sales........................   1,929    8,230     5,155     9,007
    Sales and marketing..................     238      682       494       664
    General and administrative...........   1,536    5,773     4,095     4,658
    Depreciation and amortization........     111       98        86       141
                                          -------  -------  --------  --------
  Total operating expenses...............   3,814   14,783     9,830    14,470
                                          -------  -------  --------  --------
  Operating loss.........................  (1,701)  (5,647)   (4,000)   (3,831)
  Interest expense.......................     (34)    (225)     (103)     (588)
                                          -------  -------  --------  --------
  Net loss............................... $(1,735) $(5,872) $ (4,103)  $(4,419)
                                          =======  =======  ========  ========
  Series A convertible preferred stock
   dividends.............................     --       --        --        (21)
                                          -------  -------  --------  --------
  Net loss applicable to common
   shareholders.......................... $(1,735) $(5,872)  $(4,103)  $(4,440)
                                          =======  =======  ========  ========
  Pro forma(1):
    Net loss per share...................          $ (3.17)           $  (2.39)
                                                   =======            ========
    Weighted average number of shares
     outstanding.........................            1,855               1,859
                                                   =======            ========

                                                           SEPTEMBER 30, 1997
                                                         -----------------------
                                                         ACTUAL   AS ADJUSTED(2)
                                                         -------  --------------
BALANCE SHEET DATA:
  Cash.................................................. $   237     $14,160
  Working capital.......................................  (5,823)      9,275
  Total assets..........................................   4,002      18,124
  Long-term debt, excluding current maturities..........   2,120         200
  Common stock subject to rescission....................   1,850       1,850
  Total shareholders' (deficit) equity..................  (7,413)     10,470

--------
(1) See Note 2 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used in computing pro forma net loss per share.

(2) Adjusted to give effect to (A) the Offering Issuances and (B) the sale of the 2,000,000 shares offered hereby at an assumed initial public offering price of $9.00 per share and the receipt and application of the net proceeds therefrom. See footnote (1) to "The Offering," "Use of Proceeds," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information set forth in this Prospectus, in connection with an investment in the Common Stock offered hereby. This Prospectus contains forward-looking statements. Those statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectation of the Company with respect to, among other things, (i) trends affecting the Company's financial condition or results of operations and (ii) the Company's business and growth strategies. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors. The information contained in this Prospectus, including without limitation the information set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" identifies important factors that could cause such differences. Such forward-looking statements speak only as of the date of this Prospectus, and the Company cautions potential investors not to place undue reliance on such statements.

LIMITED OPERATING HISTORY; SUBSTANTIAL OPERATING LOSSES

  The Company commenced operations in March 1995 and has only a limited operating history upon which an evaluation of its performance can be based. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of operations. The Company has incurred substantial net losses of approximately $1.7 million, $5.9 million and $4.4 million in 1995, 1996 and the nine months ended September 30, 1997, respectively. As of September 30, 1997, the Company had a working capital deficit of $5.8 million, an accumulated deficit of approximately $12.1 million and shareholders' deficit of $7.4 million. The Company's current focus is on introducing several enhanced telecommunications services, and the Company plans to hire additional personnel and to increase its expenses related to sales and marketing, network infrastructure, technical resources and customer support. As a result, the Company expects that it will continue to incur net losses at least through 1998. There can be no assurance that revenue will grow or that the Company will achieve or sustain profitability on either a quarterly or annual basis. The Company's results of operations may be below the expectations of public market analysts and investors in future quarters, which would likely result in a decline in the trading price of the Common Stock. The Company believes that period-to-period comparisons of its results of operations should not be relied upon as indicators of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RECENT INTRODUCTION AND ONGOING DEVELOPMENT OF VALUE-ADDED SERVICES

  Substantially all of the Company's revenues to date have been derived from providing international call-reorigination services to small- and medium-sized businesses and reselling international long-distance minutes to other telecommunications service providers. The Company believes that as deregulation occurs and competition increases in markets around the world, the pricing advantage of traditional call-reorigination to most destinations relative to conventional call-through international long-distance service will diminish. In order to maintain its existing customer base, attract new customers and increase its revenues the Company must offer a variety of value-added telecommunications services, as well as its own call-through service, at competitive prices. Accordingly, the Company is in the process of developing a number of value-added telecommunications services such as enhanced voice services, enhanced fax and business-grade Internet services. The first of these enhanced services were offered to the Company's customers in November 1997, and to date the Company has not generated significant revenue from these services. Several other new services described in this Prospectus are still under development and are not scheduled for implementation until various times in 1998. It is not uncommon for the introduction of new telecommunications services to be delayed or occasioned by technical problems. There can be no assurance that the Company will not encounter delays or technical problems in the introduction of new services which will inhibit the Company's ability to compete. Also, there can be no assurance that the Company will have sufficient capital to complete development and introduction of all of the enhanced services that it currently plans to offer to its customers or that the introduction of such services will result in increased sales. The failure to introduce enhanced telecommunications and Internet-related services, failures in the systems that would deliver those services or the absence of demand for such services when introduced would have a material adverse affect on the Company's ability to achieve or sustain profitability in the future. See "Business--Services."

NEED FOR ADDITIONAL CAPITAL AND CAPITAL REQUIREMENTS

  The Company's efforts to develop and introduce an array of value-added telecommunications services have required, and will continue to require, the Company to invest in network infrastructure and systems development. Also, the Company has incurred substantial losses since inception and expects to continue to incur losses through at least 1998. The Company believes that, based upon its present business plan, the net proceeds of this Offering, together with revenues from operations, will be sufficient to finance operating losses and the development and introduction of new services and to meet its other currently planned working capital and capital expenditure requirements through the end of 1998. However, due to the need to continue to expand its network operations and service offerings and other factors, the Company expects that it will need to raise additional capital in future periods. The Company also intends to seek lease financing for a portion of the equipment and systems that it acquires in 1998 and beyond, although there can be no assurance that this financing will be available to the Company when needed or on acceptable terms. If the Company experiences greater than anticipated capital requirements, if the implementation of the Company's operating strategy fails to produce anticipated revenue growth and cash flows, if lease financing is not available or if additional working capital is required for any other reason, the Company will be required to obtain additional capital earlier than currently anticipated. The timing of the need for additional capital also will be affected by the extent to which the Company's rescission offer is accepted. See "Rescission Offer." There can be no assurance that the Company will be able to obtain equity, debt or lease financing when needed or on terms that the Company finds acceptable. Any additional equity or debt financing may cause substantial dilution to the Company's shareholders. If the Company is unable to obtain sufficient funds to satisfy its capital requirements, it will be forced to reduce the scope of its expansion plans, curtail operations, dispose of assets or seek extended payment terms from its vendors, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

DEPENDENCE ON NEW NETWORK SYSTEMS

  The Company's success is dependent upon its ability to deliver high quality, uninterrupted telecommunications services. During 1997, the Company installed new switching software and hardware in its Los Angeles switching center. These facilities did not commence carrying customer traffic until the fourth quarter of 1997. Prior to implementing these new systems, virtually all of the Company's revenue was attributable to international call-reorigination services. Accordingly, successful implementation and reliable operation of these new systems is essential to the Company's operations. Implementation of new switching and software systems often is accompanied by a variety of problems. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations." There can be no assurance that these recently installed systems will be adequate to perform their intended functions or that the Company will not suffer adverse consequences in connection with their implementation. For example, there can be no assurance that the Company will not encounter material delays in the introduction of new services or the provisioning of new customers or new services to existing customers. There also can be no assurance that the Company will not encounter difficulties in enhancing, or integrating new technology into, its systems. The inability of the Company to implement any required system enhancement, to acquire new systems or to integrate new technology in a timely and cost effective manner could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Services" and "--Network and Operations."

DEPENDENCE ON SUPPLIERS

  The Company has supply contracts with a number of interexchange carriers for long-distance telecommunications services. Under these arrangements, and consistent with industry practice, the Company is subject to the risk of price changes and service restrictions or cancellations upon short notice. Certain of these suppliers are or may become competitors of the Company, and such suppliers are not restricted from competing with the Company. To the extent that any of these suppliers change their pricing structures, the Company may be adversely affected. To obtain favorable forward pricing from certain of its suppliers, the Company has committed to purchase minimum volumes of a variety of long-distance services during stated periods, whether or not such volumes are used and, in one case, has agreed to pay a surcharge equal to a percentage of the Company's shortfall from a specified monthly minimum volume. During January 1998 the Company's monthly minimum volume commitments and maximum surcharge totaled approximately $240,000. The failure by the Company to meet its minimum usage commitments could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's ability to maintain and expand its business depends, in part, on its ability to continue to obtain telecommunications services on satisfactory terms from facilities-based long-distance carriers and the cooperation of interexchange carriers in initiating and terminating service in a timely manner. See "Business--Network and Operations" and "--Suppliers."

  In the past the Company has from time to time been in arrears on its payment obligations to its carriers. In October 1997, the Company failed to pay amounts due to one of its principal long-distance suppliers within the time period that this carrier customarily had required payment. As a result, this supplier ceased providing services to the Company and, under the terms of its agreement with the Company, could demand a termination payment of up to $1.2 million. The Company was able to re-route traffic that previously had been carried by this supplier without any interruption in service to the Company's customers. In December 1997, after the Company paid this supplier a substantial portion of the amounts past due, services were restored. The Company has negotiated the payment terms of the remaining balance owed and does not believe that it will be required to pay an amount in excess of that owed for carrier services provided. As of January 31, 1998, the Company was in arrears on approximately $558,000 due to this supplier. There can be no assurance that the Company will not be required to pay a penalty to this or any other supplier or that the Company will not be in default of its obligations to its suppliers in the future. If suppliers to the Company were to decline to continue to carry the Company's traffic, due to non-payment or otherwise, the Company could experience an interruption in service to its customers which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

  A failure by a supplier to deliver quality services or products on a timely basis, or the inability of the Company to develop alternative sources if and as required, could result in delays in the provision of service to the Company's customers which could have a material adverse effect on the Company. The Company's remedies against suppliers that fail to deliver services or products on a timely basis are limited, in many cases, by the Company's desire to maintain relationships with its suppliers. In addition, as the Company's suppliers upgrade the technology of their equipment, the Company may encounter difficulties in integrating the new technology into the Company's network.

  The Company will depend in part on the Equant network to provide certain enhanced telecommunications and business-grade Internet services. If the Equant network were to suffer operational problems or failure, or is not expanded to accommodate increased demand for access to the Equant network, there could be a material adverse effect on the Company. Also, there can be no assurance that the Company will continue to have access to the Equant network or that such access will be available to the Company on terms that afford a favorable gross margin to the Company. If the Company's agreement with Equant is terminated, if such agreement is renegotiated to GlobalTel's disadvantage, or if Equant is unable to provide the Company with services in accordance with its agreement with the Company, there could be a material adverse effect on the Company's business, financial condition and results of operations. Although certain leased data communications services are currently available from several alternative suppliers, there can be no assurance that the Company could obtain substitute services from other suppliers when needed or on terms the Company finds acceptable. See "Business--Suppliers."

RESCISSION OFFER

  Immediately after the closing of this Offering, the Company intends to commence a rescission offer (the "Rescission Offer") in accordance with the federal securities laws and the securities laws of the State of Washington (the "Washington Securities Act") with respect to an aggregate of 527,121 shares of Common Stock (the "Rescission Stock"), $350,000 in aggregate principal amount of promissory notes (the "Rescission Notes") and warrants to purchase an aggregate of approximately 29,600 shares of Common Stock issued in conjunction with the Rescission Stock and Rescission Notes. The Rescission Notes, the Rescission Stock and the Rescission Warrants are hereinafter collectively referred to as the "Rescission Securities." The Rescission Securities were issued or sold by the Company from 1995 through 1997 to approximately 40 individuals and entities who the Company believes at the time of purchase were residents of the State of Washington. The Company has filed a registration statement relating to the Rescission Offer (the "Rescission Offer Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act").

  The Company believes that the Rescission Securities may have been issued or sold in violation of the registration requirements of the Washington Securities Act. As a precaution against potential claims by holders of Rescission Securities, and without admitting non-compliance with the Washington Securities Act, the Company plans to offer to rescind such prior issuances and sales by offering to repurchase the Rescission Securities at the price paid therefor plus interest at the statutory rate of eight percent per annum from the date of purchase to the expiration of the Rescission Offer. The price paid will be based upon the price paid for the original security purchased by the purchaser from the Company, regardless of the type of Rescission Security currently held by the purchaser. The weighted average price paid for the Rescission Stock is $4.66 per share. The aggregate price paid for the Rescission Notes is $350,000. Each of the Rescission Warrants was issued in conjunction with Rescission Stock or Rescission Notes and for no separate consideration. Accordingly, the Rescission Warrants must be surrendered for no separate consideration if the holder of the related Rescission Securities elects to accept the Rescission Offer with respect to its Rescission Securities. The aggregate accrued interest with respect to all of the Rescission Securities as of February 28, 1998 will be approximately $322,000. If all holders of Rescission Securities were to accept the Rescission Offer, the Company would be required to make payments aggregating approximately $3.1 million, plus the aggregate amount of any additional interest thereon that accrues after February 28, 1998. The Rescission Offer will expire 15 days after the offer is transmitted. The Company currently expects to use a portion of the proceeds from this Offering to make payments under the Rescission Offer, if any are required. Offerees who do not accept the Rescission Offer will thereafter hold registered Rescission Securities under the Securities Act which, in the case of the Rescission Stock, will be freely tradeable by non-affiliates in the public market as of the effective date of the Rescission Offer Registration Statement.

  As of the date hereof, management is not aware of any claims for rescission against the Company. Also, current and former officers and directors of the Company holding an aggregate of $1.4 million (including statutory interest accrued thereon as of February 28, 1998) of the Rescission Securities have indicated their intent not to accept the Rescission Offer, although no formal Rescission Offer has been made to them and they have not and may not agree to reject the Rescission Offer until the Rescission Offer Registration Statement has been declared effective by the Securities and Exchange Commission and the Rescission Offer has commenced. There can be no assurance that all or a substantial portion of the Rescission Securities will not be tendered in response to the Rescission Offer. Use of a portion of the proceeds of this Offering in connection with the Rescission Offer will reduce the amount of working capital available to the Company and require it to seek additional capital sooner than otherwise might be required. The Rescission Offer is being made in order to limit, so far as may be permitted under applicable federal and state securities laws, the potential liability of the Company with respect to the offer and sale of the Rescission Securities. Although the Company believes that the offer and sale of the Rescission Securities were made in compliance with the registration requirements of federal securities laws, if a holder of the Rescission Securities were to assert a claim that the Rescission Securities were sold in violation thereof, the position of the Securities and Exchange Commission is that liabilities under the federal securities laws are not terminated by making a rescission offer. Furthermore, notwithstanding the Rescission Offer, there can be no assurance that the Company will not be subject to penalties or fines relating to past securities issuances or that other holders of the Company's securities will not assert or prevail in claims against the Company for rescission or damages under state or federal securities laws. See "--Need for Additional Capital and Capital Requirements," "Use of Proceeds," "Rescission Offer," "Shares Eligible for Future Sale" and
Note 6 of Notes to the Consolidated Financial Statements.

RISK OF MANAGING GROWTH; RECENT MANAGEMENT CHANGES AND NEW INFORMATION SYSTEMS

  The Company's growth has placed, and is expected to continue to place, a significant strain on the Company's management, administrative, operational, financial and technical resources and on its systems and controls. The Company has made recent changes in executive-level management positions. Due in part to the need to reduce expenses, since August 1997 four executive officers of the Company discontinued full-time employment. Certain of the Company's senior management personnel have worked together only a short time. The Company believes that it will need, both in the short term and the long term, to hire additional qualified administrative and management personnel in all functional areas. Failure to locate, hire and retain such qualified personnel or failure to manage the Company's growth properly could have a material adverse effect on the Company's business, financial condition or results of operations. See "--Dependence on Key Personnel; Need to Hire Additional Qualified Personnel" and "Business--Management."

  The Company recently has implemented new financial reporting, management information and billing systems. As a telecommunications service provider, the Company must record and process millions of call detail records quickly and accurately to produce customer bills and financial reports in a timely manner. Demands on the Company's information systems will increase significantly if the Company realizes anticipated growth and expands its customer base. There can be no assurance that the Company's information systems will be adequate as the volume of customer traffic increases or that the Company will not suffer adverse consequences should such systems fail to operate effectively. In addition, the Company has not previously reported financial results on a quarterly basis and there can be no assurance that the Company will not encounter material delays or errors in billing of customers or in financial reporting. While the Company believes that its information systems are sufficient for its current operations, it will be necessary to expand the capacities and capabilities of its systems as the Company grows. There can be no assurance that the Company will be able to do so, and the failure to implement enhancements or to make the necessary investments in the Company's information systems in a timely fashion could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Management Information Systems."

COMPETITION

  The global telecommunications industry is extremely competitive and is characterized by rapid regulatory and technological change. The Company's success depends upon its ability to compete with a variety of telecommunications providers in each of its markets, including with global alliances between and among some of the world's largest telecommunications carriers. Other potential competitors include cable television companies, wireless communications providers, Internet service providers ("ISPs"), electric and other utilities with rights of way, large end users that have private networks and new entrants focused upon niche market opportunities. The Company believes that such competition will intensify. Many of the Company's current or potential competitors have substantially greater financial, marketing and other resources than the Company. If the Company's competitors or potential competitors devote significant additional resources to offering telecommunications services to the Company's target customer base, such action could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully against its current or future competitors.

  Currently, the Company competes with providers and other marketers of international call-reorigination services, ITOs and other marketers of long-distance telephone service. Because of their close ties to ITOs, regulatory authorities often can be pressured to refrain from adopting policies and granting regulatory approvals that would result in increased competition for a local ITO. If an ITO were to successfully pressure its local regulator, the Company could be denied regulatory approval in a jurisdiction in which it otherwise would be permitted to offer certain services. Any delay in obtaining, or failure to obtain, approval in such jurisdictions could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's competitors for basic and enhanced telecommunications services include some of the world's largest telecommunications providers, such as AT&T Corp. ("AT&T"), MCI Communications Corporation ("MCI"), Sprint Corporation ("Sprint"), Worldcom Inc. ("Worldcom"), Cable & Wireless p.l.c. and British Telecommunications P.L.C. and other global telecommunications providers including USA Global Link, Inc., Telegroup, Inc. and IDT Corporation. In addition, numerous smaller carriers have emerged, both in the United States and in newly deregulated markets around the world, many of which specialize in offering international telephone services similar to the Company's call-reorigination services.

  Competition for customers in the telecommunications markets in which the Company operates is primarily based on price, and to a lesser extent on the type and quality of services offered. The Company anticipates that deregulation and increased competition will result in decreased prices for telecommunications services. The Company believes that the effects of such decreases will be at least partially offset by increased telecommunications usage and decreased costs. However, to the extent that this does not occur, the Company's business, financial condition and results of operations could be materially and adversely affected.

  The market for value-added data services, such as the business-grade Internet services under development by the Company, is extremely competitive, and the Company expects that competition will intensify in the future. The Company's current and prospective competitors in the value-added services business include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than the Company. In addition to the Company's traditional telecommunications competitors, the Company's value-added services business competes or will compete with two additional categories of competitors: (i) ISPs, including on-line service providers such as America Online, Inc., UUNET Technologies, Inc., Netcom On-line Communication Services, Inc., Bolt Beranek & Newman, Inc., Microsoft Corporation, and other national and regional Internet providers, that provide public access to the Internet and limited business-grade access and services; and (ii) enhanced messaging providers, including a number of newer companies, such as Xpedite System, Inc., FaxSav Incorporated and Premier Technologies, Inc., that were recently established to provide niche services and have grown by expanding their service offerings. There can be no assurance that the Company will have the financial resources, technical expertise or marketing and support capabilities to compete successfully in the market for value-added data services.

  The Company believes that new competitors, including large computer hardware, software, media and other technology and telecommunications companies, will enter the value-added services market, resulting in even greater competition. In addition, the ability of some of the Company's competitors to bundle other services and products with VPN, global roaming services or both could place the Company at a significant competitive disadvantage. Increased competition in the value-added services market could result in significant price competition, which in turn could result in significant reductions in the average selling price of the Company's value-added services. In addition, competition could cause the Company to incur increased selling and marketing expenses, which could adversely affect the Company's profitability. There can be no assurance that the Company will be able to offset the effects of any such price reductions through an increase in the number of its customers, higher revenues from enhanced services, cost reductions or otherwise. Increased competition, price or otherwise, could result in erosion of the Company's customer base and adversely affect the Company's business, financial condition and results of operations. See "Business--Competition."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  The Company's quarterly operating results have fluctuated in the past, primarily as a result of the evolution of the Company's business, and may fluctuate significantly in the future as a result of a variety of factors, some of which are outside of the Company's control. These factors include: pricing changes; changes in the mix of services sold or channels through which those services are distributed; seasonality; changes in user demand; customer terminations of service; capital expenditures and other costs relating to the expansion of the Company's network; the timing and costs of any acquisitions of customer bases, businesses, services or technologies; the timing and costs of selling and marketing efforts; the effects of government regulation and regulatory changes; and specific economic conditions in the telecommunications industry. These factors also could have a material adverse effect on the Company's business, results of operations and financial condition. See "-- Limited Operating History; Substantial Operating Losses" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RAPID CHANGES IN TECHNOLOGY

  The telecommunications industry is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new service and other product introductions. Examples of some newly developed technologies include satellite-based systems, such as those proposed by Iridium World Communications Ltd., GlobalStar Telecommunications Limited and Teledesic Corp., utilization of the Internet for voice and data transmission and digital wireless communications systems. There can be no assurance that the Company can successfully identify new service opportunities and develop and bring new products and services to market in a timely and cost-effective manner, or that products, services or technologies developed by others will not render the Company's products, services or technologies noncompetitive or obsolete. In addition, there can be no assurance that product or service developments or enhancements introduced by the Company will achieve or sustain market acceptance or that the Company will be able to address the compatibility and interoperability issues raised by technological changes or new industry standards. See "Business--Competition."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

  The Company's strategy is to focus on international markets. In many second-tier markets in which the Company seeks to market its services, the national ITO controls access to the local networks, enjoys better brand recognition and customer loyalty, and possesses significant operational economies, including operating agreements with other ITOs. Moreover, an ITO may take many months before allowing competitors, such as the Company, to interconnect to its switches within the target market. There can be no assurance that the Company will be able to obtain the permits and operating licenses required to operate, obtain access to local transmission facilities or market, sell and deliver competitive services in these markets. In addition, pursuit of international growth opportunities may require significant investments for extended periods before returns, if any, on such investments are realized.

  The Company's operations also will be subject to the wide range of general business risks associated with international operations, including unexpected changes in legal and regulatory requirements; changes in tariffs, exchange rates and other barriers; political and economic instability; restrictions on repatriation of funds or profits from foreign markets; long accounts receivable payment cycles in certain countries; difficulty in protecting the Company's intellectual property; potentially adverse tax consequences and the regulation of ISPs by foreign regulatory authorities.

  Although the Company's sales to date have been denominated in U.S. dollars, the value of the U.S. dollar in relation to foreign currencies also may adversely affect the Company's sales to international customers. To the extent the Company changes its pricing practices to denominate prices in foreign currencies, the Company will be exposed to increased risks of currency fluctuation. Any such fluctuation could have a material adverse effect on the Company's earnings or assets when translated into U.S. dollars. Although the Company has not entered into foreign exchange contracts to hedge intercompany exchange transactions, it may do so in the future. Additionally, the Company generally will be subject to taxes in foreign countries where the Company operates. The Company's ability to claim a foreign tax credit against its U.S. federal income taxes is subject to various limitations that could result in a high effective tax rate on the Company's earnings. There can be no assurance that laws or administrative practice relating to taxation, foreign exchange or other matters in countries in which the Company operates or will operate will not change in a manner adverse to the Company. There can be no assurance that such factors will not have a material adverse effect on the Company's future operations and, consequently, on the Company's business, financial condition and results of operations.

  The Company is subject to the Foreign Corrupt Practices Act ("FCPA"), which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business. The Company may be exposed to liability under the FCPA as a result of past or future actions taken without the Company's knowledge by agents, strategic partners and other intermediaries. Such liability could have a material adverse effect on the Company's business, financial condition and results of operations.

REGULATORY RISKS

  The Company's call-reorigination operations are subject to the domestic laws and regulations in the foreign countries in which the Company provides services. Countries that have declared call-reorigination services illegal have, at times, enforced their laws against operators with offices or representatives in their respective territories. These enforcement actions have ranged from disconnection of the operators' lines to imprisonment of the operators' local marketing representatives. The Company is not able to predict whether countries in which it provides services will consider its call-reorigination services illegal under their respective laws or will change their laws to outlaw these services, nor can the Company predict what actions foreign governments might take in the enforcement of these laws. There can be no assurance that the Company's call-reorigination services will not be found illegal by a foreign jurisdiction, and any determination of illegality could have a material adverse effect on the Company's business, financial condition and results of operations.

  There is also a risk that adverse legal developments overseas relating to traditional call back services could have consequences for the Company in the United States. The Company provides its call-reorigination services to customers in foreign countries using a number of methods. Some methods involve completed calls and other communications to the United States from foreign countries, and other methods, such as traditional call back service, involve incomplete calls that avoid the high international rates offered by a national ITO by providing a dial tone from a deregulated country, typically the United States. A substantial number of countries consider call-reorigination adverse to the interests of their national telecommunications sectors and in some cases, these countries have passed laws to make traditional call back services illegal.

  In June 1995, the Federal Communications Commission ("FCC") issued an order stating that it would consider enforcement action against operators based in the United States engaged in call-reorigination by means of the traditional call back method in countries where this activity is expressly prohibited. The FCC confirmed in the order that call-reorigination by means of traditional call back service does not violate either United States domestic law or international law. Under the FCC order, a party requesting enforcement assistance from the FCC must provide sufficient documentation of the illegality of traditional call back service and detailed evidence of the operator's violation of the law by virtue of its provision of traditional call back services in the country. The FCC also requires the party to provide documentation of the declaratory or enforcement action taken by its national authorities against the operator before requesting the FCC's assistance in enforcing the country's laws against the operator. At November 30, 1997, 31 countries had filed documents with the FCC alleging that certain forms of call-reorigination services violate their respective domestic laws. Of those 31 countries, only the Philippines and Saudi Arabia had fully complied with the FCC's documentation requirements. Sales by agents located in the Philippines and Saudi Arabia represented approximately 2.2% and 1.4% of the Company's call-reorigination revenues and total revenues during the first nine months of 1997, respectively, and revenues from agents located in those 31 countries represented approximately 11.7% and 7.5% of the Company's call-reorigination revenues and total revenues during the first nine months of 1997, respectively. To date, the FCC has not specified the types of actions it might take against an operator, but possible enforcement remedies include the issuance of a cease-and-desist order, imposition of a monetary sanction or, in an extreme case, revocation of the operator's Section 214 license. The FCC recently took enforcement action by revoking an operator's Section 214 license in a case involving the Philippines. The Company provides call-reorigination services in certain of these countries. Any enforcement action taken by the FCC, in addition to any actions taken by the foreign country's authorities, could have a material adverse effect on the Company's business, financial condition and results of operations.

  Within the United States, the interstate and international telecommunications services currently provided by GlobalTel are subject to the exclusive jurisdiction of the FCC. In the event that the Company decides to offer intrastate telecommunications services, such activity will be subject to the jurisdiction of the individual states in which the Company provides such services. In the majority of states it is necessary to obtain a certificate of public convenience and necessity from the appropriate state agency prior to offering intrastate telecommunications services. Should the Company decide to provide such services, it would apply for and obtain the required certificates and any other approvals prior to the time it offers any intrastate telecommunications services. There can be no assurance that the Company will be successful in obtaining such certificates and approvals. See "Business-- Regulation--Telecommunications."

  Adverse regulatory developments associated with the value-added services the Company expects to provide to its customers could also pose a risk to the Company's operations. In the United States and abroad, enhanced and value-added services are essentially unregulated. The FCC's Computer II decision in 1980 and the Telecommunications Act of 1996 (the "1996 Telecommunications Act") establish that enhanced services of the type provided by the Company are outside the definition of regulated telecommunications or common carrier services. The Company's enhanced services also are exempt from local access charges pursuant to FCC rules. This exemption, however, has been threatened from time to time both by Congress and the FCC. In addition, as part of the 1996 Telecommunications Act, all telecommunications operators providing certain domestic telecommunications services are required to make contributions to the Universal Service Fund established thereunder, which provides a subsidy to facilitate the provision of telecommunications services to high-cost areas. While the Company's current operations do not subject it to such requirement, it is possible that legislation could be introduced that could similarly require providers of Internet, intranet or other value-added services that are not considered telecommunications operators under the 1996 Telecommunications Act to contribute to the Universal Service Fund. Although to date no such legislation has been introduced, a law requiring the Company to contribute to the Universal Service Fund would result in higher costs for the Company, and there could be a material adverse effect on the Company's business, financial condition and results of operations. Moreover, if the FCC were to eliminate the local access charge exemption, the Company's business, financial condition and results of operations could be materially adversely affected. While the Company believes that the possibility appears at the present to be remote, Congress or the FCC may in the future change the regulatory status of enhanced data and value-added services. The Company cannot predict the impact, if any, if any that future regulation or regulatory changes may have on the Company's enhanced services business. See "Business--Regulation--Value-Added Services."

  Local laws and regulations differ significantly among the jurisdictions in which the Company operates, and the interpretation and enforcement of such laws and regulations vary or are often based on the informal views of the local ministries which in some cases are subject to influence by the national ITO. There can be no assurance that the Company has accurately predicted the enforcement of applicable laws and regulations or regulatory and enforcement trends in a given jurisdiction or will be found in compliance with all such laws and regulations. Failure to predict the enforcement of applicable laws accurately, or incorrect interpretations of applicable laws and regulations, could cause the Company to lose or to be unable to obtain regulatory approvals necessary for it to be able to provide certain of the services the Company markets. Such failure could result in material adverse effects on the Company's business, financial condition and results of operations.

DEPENDENCE ON INDEPENDENT SALES AGENTS

  The Company's success depends in significant part on its ability to recruit, retain and motivate a network of independent sales agent. For the nine months ended September 30, 1997, 75 independent agents were responsible for generating approximately 59% of the Company's call-reorigination revenues. Most of the Company's agents are not subject to minimum sales quotas, are free to market services offered by competitors of the Company and can terminate their relationship with the Company at any time. The Company competes with other organizations, including other telecommunications services providers, in recruiting independent agents. Moreover, the Company's ability to retain and motivate its current agents, which can be affected by commission rates payable by the Company, telecommunications services and technical and marketing support available from the Company, general economic conditions and other intangible factors, is uncertain. If an independent agent decided to discontinue its relationship with the Company, it is likely that such agent would attempt to move its clients to an alternate telecommunications services supplier. There can be no assurance that the Company's current independent sales agents will continue to distribute the Company's services or do so successfully. Failure of the Company to effectively develop and manage its agent network and any loss of the Company's more productive agents could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Sales, Marketing and Customer Service."

RISK OF NETWORK FAILURE

  The success of the Company is largely dependent upon the efficient and uninterrupted operation of its network infrastructure. While the Company has established a disaster recovery plan and has a fully redundant network switching center, the Company's systems and operations remain vulnerable to damage or interruption from fire, earthquake or other natural disaster and from power loss, telecommunications failure, break-ins and similar events. The Company's switching center is located in Los Angeles, California, and the Company has additional equipment located in Hong Kong, Mexico City and Seattle, Washington. Although the Company carries business interruption insurance, there can be no assurance that such insurance will be sufficient to cover any losses suffered by the Company. In addition, despite the implementation of network security measures by the Company, its servers are vulnerable to computer viruses, electronic break-ins and similar disruptions, any of which could lead to interruptions, delays or loss of customer data. See "--Security Risks." The occurrence of any of the foregoing risks could have a material adverse effect on the Company's business, financial condition and results of operations.

  In the first two quarters of 1997 the Company experienced temporary technical and operational difficulties associated with the relocation of its primary switching platform from Las Vegas to Los Angeles. As the Company attempts to expand its network and data as traffic grows, there will be increased stress on its network equipment and traffic management systems. There can be no assurance that the Company will not experience failure of all or part of its network. The Company's operations also are dependent on its ability to successfully expand its network and integrate new and emerging technologies and equipment into its network, which are likely to increase the risk of system failure and cause unforeseen strains upon the network. Significant or prolonged system failures could damage the reputation of the Company and result in the loss of customers. Such damage or losses could have a material adverse effect on the Company's ability to obtain new customers and on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Network Infrastructure."

DEPENDENCE ON KEY PERSONNEL; NEED TO HIRE ADDITIONAL QUALIFIED PERSONNEL

  The Company is highly dependent on the technical and management skills of its key employees, including technical, sales, marketing, financial and executive personnel, and on its ability to identify, hire and retain additional qualified personnel. Competition for such personnel is intense and there can be no assurance that the Company will be able to retain existing personnel or hire additional qualified personnel. The failure to retain and attract the necessary technical, managerial, financial, marketing and customer service personnel could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's performance also depends on the Company's ability to retain and motivate its executive officers and key employees, several of whom have worked together for only a short time. The Company has entered into employment agreements with five of its senior officers. The loss of key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Risk of Managing Growth; Recent Management Changes and New Information Systems" and "Management--Officers and Directors" and "--Employment Agreements."

RISKS ASSOCIATED WITH ACQUISITIONS, INVESTMENTS AND STRATEGIC ALLIANCES

  The Company may, in the future, acquire or seek to acquire customer bases and businesses from, make investments in, or enter into strategic alliances with, companies that have customer bases, switching capabilities or existing networks in the Company's current or target markets. In June 1997, the Company entered into a letter of intent with two Chinese companies to explore the potential of jointly providing telecommunications services in the People's Republic of China through an entity in which the Company would potentially have an equity interest. See "Certain Transactions." However, there can be no assurance that such venture will be consummated or be successful. Any future acquisitions, investments, strategic alliances or related efforts will be accompanied by the risks commonly encountered in such transactions or efforts. Such risks include, among others, the difficulty of identifying appropriate acquisition candidates; the difficulty of assimilating the operations and personnel of the respective entities; the potential disruption of the Company's ongoing business; the inability of management to capitalize on the opportunities presented by acquisitions, investments, strategic alliances or related efforts; the failure to successfully incorporate licensed or acquired technology and rights into the Company's services; the inability to maintain uniform standards, controls, procedures and policies; and the impairment of relationships with employees and customers as a result of changes in management. Acquired operations typically operate independent marketing, customer support, billing systems and other functions. Any acquisition by the Company could result in difficulties in the integration and consolidation of customer bases or operations. Pending such integration and consolidation, it would be necessary for the Company to maintain separate billing systems and other functions of the acquired operation, which could cause inefficiencies and significant operational complexity and expense, increase the risk of billing delays and financial reporting difficulties, and impair the Company's efforts to cross-sell the products and services of the acquired operation. Additionally, in connection with an acquisition, the Company could experience rates of customer attrition that would be significantly higher than the rate of customer attrition that it ordinarily experiences. Further, to the extent that any such transaction involves customer bases or businesses located outside the United States, the transaction would involve the risks associated with international operations. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered with such acquisitions, investments, strategic alliances or related efforts. See "--Risks Associated with International Operations."

VALUE-ADDED AND SALES TAX COLLECTION

  The Company does not currently collect value-added tax ("VAT"), sales tax or other similar taxes (other than federal excise tax) in respect of any of its services. In addition, the rules for imposition of VAT vary from country to country. For example, some EU member states deem telecommunications services provided by U.S.-based companies to be performed outside the EU and, therefore, exempt from VAT. Other EU member states, however, impose VAT on telecommunications services provided by non-EU based companies. To the extent that the Company's services are, and in the future become, subject to VAT, the Company's competitive price advantage with respect to those businesses and other customers required to pay VAT on services provided by the Company will be reduced. Such reduction could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, one or more states may seek to impose sales tax collection obligations on out-of-state companies such as the Company which engage in telecommunications services. A successful assertion by one or more states or any foreign country that the Company should collect VAT, sales or other similar taxes on the sale of its services could have a material adverse effect on the Company's business, financial condition and results of operations.

SECURITY RISKS

  Despite the implementation of network security measures, such as limiting physical and network access to its routers, the Company's network infrastructure is vulnerable to computer viruses, break-ins and similar disruptions. Such security breaches could lead to interruptions or delays in or cessation of service to the Company's value-added services customers. Furthermore, such events could jeopardize the security of confidential information stored in the computer systems of the Company's customers and other parties connected to the Internet, which may deter potential subscribers and subject the Company to possible liability. Alleviating problems caused by computer viruses, break-ins or other security breaches may require significant expenditures of capital and resources by the Company, which could have a material adverse effect on the Company. Moreover, until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet service industry in general and the Company's customer base and revenues in particular.

CONTROL BY EXISTING SHAREHOLDERS

  Immediately upon completion of this Offering, assuming an initial public offering price of $9.00 per share, an aggregate of approximately 22.6% of the outstanding Common Stock (approximately 21.4% if the Underwriters' over-allotment option is exercised in full) will be beneficially owned by the Company's officers and directors. Although such shareholders will not have the ability to control matters requiring shareholder approval, they may have the ability to influence the affairs and management of the Company and the elections of directors. This may have the effect of delaying, deferring or preventing a change in control of the Company and could limit the price that certain investors might be willing to pay for the Common Stock. See "Management" and "Principal Shareholders."

SERVICE OF LEGAL PROCESS AND ENFORCEMENT OF JUDGMENTS ON FOREIGN PERSONS

  Immediately upon completion of this Offering, approximately 17% of the Company's Common Stock will be owned by individuals and entities residing or domiciled outside of the United States. Steven S.V. Wong and Paul van de Plas, both directors of the Company, will beneficially own approximately 12% and less than 1%, respectively, of the Company's outstanding Common Stock. In addition, Hare & Co. will hold approximately 4% of the Company's outstanding Common Stock as a nominee for Security Kapitalage AG, an Austrian entity. Service of process upon directors and shareholders of the Company who reside outside the United States may be difficult to obtain. Furthermore, judgments obtained in the United States against directors or shareholders of the Company who reside outside the United States may not be enforceable or collectible within the United States or in the country in which they reside.

NO PRIOR PUBLIC MARKET; POTENTIAL VOLATILITY OF STOCK PRICE; POSSIBLE ILLIQUIDITY OF TRADING MARKET

  There has been no public market for the Company's Common Stock prior to the Offering. The Company has applied for listing of the Common Stock on the American Stock Exchange ("Amex"). The initial public offering price has been determined through negotiations between the Company and the Representatives and may not be indicative of the market price for the Common Stock following the Offering. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. There can be no assurance that an active trading market will develop or be sustained or that the market price of the Common Stock will not decline below the initial public offering price. Even if an active trading market does develop, the market price of the Common Stock following the Offering may be highly volatile. Factors such as variations in the Company's revenue, earnings and cash flow and announcements of new service offerings, technological innovations or price reductions by the Company, its competitors or providers of alternative services could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock market in general, and the Amex and the market for telecommunications companies in particular, has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may materially and adversely affect the market price of the Common Stock, regardless of the Company's operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation often has been instituted against such company. Such litigation, if commenced, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, financial condition and results of operations.

  The number of shares of Common Stock available for resale in the trading market is limited because of trading restrictions on shares of Common Stock owned by affiliates and "lock-up" agreements between certain of the Company's officers, directors and securityholders and Cruttenden Roth Incorporated ("Cruttenden Roth"). Moreover, if the Company should continue to experience losses from operations, it may be unable to maintain the standards for continued quotation on the Amex, and the Common Stock could be subject to removal therefrom. If such removal were to occur, trading, if any, in the Common Stock henceforth would be conducted in the over-the-counter market on an electronic bulletin board established for securities that do not meet the listing requirements for the Amex, or in what are commonly referred to as the "pink sheets." As a result, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, the Company's securities. In addition, such removal would subject the Company's securities to so-called "penny stock" rules that impose additional sales practice and market making requirements on broker-dealers who sell and/or make a market in such securities. Consequently, removal from the Amex could affect the ability or willingness of broker-dealers to sell and/or make a market in the Company's securities and the ability of purchasers of the Company's securities to sell their securities in the secondary market. In addition, if the market price of the Company's Common Stock falls to below $5.00 per share, the Company may become subject to certain penny stock rules even if still quoted on the Amex. While such penny stock rules should not affect the quotation of the Company's Common Stock on the Amex, such rules may further limit the market liquidity of the Common Stock and the ability of investors to sell securities in the secondary market.

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of shares of Common Stock in the public market by existing shareholders following the Offering could adversely affect the market price for the Company's Common Stock. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act and lock-up agreements under which the Company's officers, directors and certain security holders have agreed not to sell or otherwise dispose of any of their shares for a period of 270 days after the date of this Prospectus without the prior written consent of Cruttenden Roth. The 2,000,000 shares offered hereby and, upon the effectiveness of the Rescission Offer Registration Statement, any shares of Common Stock subject to the Rescission Offer will be freely tradable, except to the extent acquired by affiliates of the Company or subject to lock-up agreements with Cruttenden Roth. The approximately 2,478,103 remaining shares of Common Stock outstanding upon completion of this Offering (or any securities exercisable for or convertible into the Company's Common Stock) are "restricted securities" ("Restricted Shares") within the meaning of Rule 144 under the Securities Act. Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act. Sales of Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock. The number of shares that will be available for sale in the public market will be as follows: (i) approximately 337,512 Restricted Shares will be freely tradeable upon completion of this Offering; (ii) beginning 270 days after the effective date of the Registration Statement of which this Prospectus is a part (the "Effective Date"), approximately 2,068,490 Restricted Shares will become eligible for sale in the public market, subject in certain cases to volume limitations and other resale restrictions pursuant to Rule 701 and Rule 144; and (iii) one year after the closing of this Offering, the approximately 72,101 remaining Restricted Shares will be eligible for sale in the public market. See "Shares Eligible for Future Sale" and "Underwriting."

ANTITAKEOVER PROVISIONS

  Following the Offering, the Company's Board of Directors will have the authority, without shareholder approval, to issue up to 5,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions of such shares without any further vote or action by the Company's shareholders. This authority, together with certain other provisions of the Company's amended and restated articles of incorporation, may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company, even if shareholders purchasing shares in the Offering may consider such change in control to be in their best interests. See "Description of Securities."

IMMEDIATE AND SUBSTANTIAL DILUTION

  Purchasers of the Common Stock offered hereby will suffer an immediate and substantial dilution of $6.93 per share in the net tangible book value per share of the Common Stock from the assumed initial public offering price of $9.00 per share. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $15.4 million ($17.8 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $9.00 per share and after deducting the estimated underwriting discounts and commissions and other estimated offering expenses payable by the Company. The Company plans to use (i) approximately $5.6 million to repay outstanding notes which bear interest at either ten or 12 percent, of which $4.5 million is due upon the closing of this Offering; (ii) approximately $6.5 million for capital expenditures and (iii) the remaining net proceeds for working capital and general corporate purposes. Additionally, a portion of the proceeds will be used to fund the repurchase of any securities of the Company tendered in connection with the Rescission Offer in an approximate amount of up to $2.8 million, plus approximately $322,000 of statutory interest (as of February 28, 1998), of which up to approximately $1.3 million may be paid to officers and directors of the Company and their affiliates if they accept the Rescission Offer. See "Rescission Offer." Approximately $2.4 million of the $5.6 million of notes to be repaid by the Company using the proceeds of the Offering will be paid to Directors of the Company and their affiliates. The proceeds from the sale of the $5.6 million of notes to be repaid by the Company were originally used by the Company for working capital or to repay debt incurred for working capital. The Company also may, if the opportunity arises, use an unspecified portion of the net proceeds to acquire or invest in complementary companies, technologies or products. Except for the Company's letter of intent with two Chinese companies to explore the potential of jointly providing telecommunications services in the People's Republic of China through an entity in which the Company would potentially have an equity interest, the Company has no other present understandings, commitments or agreements with respect to any potential acquisitions or investments. Pending use of the net proceeds, the Company intends to invest such funds in short-term, interest bearing, investment grade securities. See "Risk Factors--Need for Additional Capital and Capital Requirements," "--Risks Associated with Acquisitions, Investments and Strategic Alliances," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions."

                                DIVIDEND POLICY

  The Company has never declared or paid any dividends on its Common Stock and does not expect to pay dividends in the foreseeable future. The Company currently anticipates that it will retain all available earnings for the operation and expansion of its business. Any future declaration of dividends will be subject to the discretion of the Board of Directors of the Company and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions, and such other factors as the Board of Directors deems relevant.

                                   DILUTION

  The net tangible book value of the Company as of September 30, 1997 was approximately $(7.9 million), or $(2.82) per share of Common Stock. The net tangible book value per share represents the amount of the Company's total tangible assets less the amount of its total liabilities, divided by the number of shares of Common Stock issued and outstanding (after giving effect to (i) the Offering Issuances (see footnote (1) to "The Offering"), (ii) the issuance of 191,112 shares of Common Stock upon the conversion of certain promissory notes and payables and the conversion and exercise of certain warrants into Common Stock and (iii) the issuance of 14,000 shares of Common Stock to certain directors of the Company). Without taking into account any changes in net tangible book value after September 30, 1997, other than to give effect to the sale of the shares of Common Stock offered hereby and the receipt and application of the proceeds therefrom at an assumed initial public offering price of $9.00 per share, and after deducting the underwriting discounts and commissions and other estimated offering expenses payable by the Company, the net tangible book value of the Company as adjusted to give effect to the Offering as of September 30, 1997 would have been $9.9 million, or approximately $2.07 per share of Common Stock. This represents an immediate increase in net tangible book value of $4.89 per share to existing shareholders and an immediate dilution in net tangible book value of $6.93 per share to new investors purchasing Common Stock in the Offering. The following table illustrates this per share dilution to new investors:

   Assumed public offering price per share.......................         $9.00
   Net tangible book value per share before the Offering......... $(2.82)
   Increase per share attributable to new investors..............   4.89
                                                                  ------
   As adjusted net tangible book value per share after the
    Offering.....................................................          2.07
                                                                          -----
   Dilution per share to new investors...........................         $6.93
                                                                          =====

  The following table summarizes, on a pro forma basis as of September 30, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid therefor and the average price per share paid by existing shareholders and by new investors (assuming the sale of the 2,000,000 shares of Common Stock offered hereby at an initial public offering price of $9.00 per share before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company):

                                                                         AVERAGE
                                   SHARES PURCHASED  TOTAL CONSIDERATION  PRICE
                                   ----------------- -------------------   PER
                                    NUMBER   PERCENT   AMOUNT    PERCENT  SHARE
                                   --------- ------- ----------- ------- -------
   Existing shareholders.......... 2,799,356    58%  $12,342,990    41%   $3.77
   New investors.................. 2,000,000    42    18,000,000    59     9.00
                                   ---------   ---   -----------   ---
     Total........................ 4,799,356   100%  $30,342,990   100%
                                   =========   ===   ===========   ===

   The above computations exclude (i) 700,000 shares of Common Stock reserved for issuance under the 1996 Plan, of which 528,426 shares are subject to options granted as of the date of the Offering at a weighted average exercise price of $7.35 per share, assuming an initial public offering price of $9.00 per share, (ii) 300,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan and (iii) 200,000 shares of Common Stock issuable upon exercise of the Representatives' Warrants. See "Management--Benefit Plans" and "Underwriting." To the extent that any options or warrants are exercised, there will be further dilution to new investors. See "Management--Benefit Plans" and "Underwriting."

                                CAPITALIZATION

  The following table sets forth the (i) actual capitalization of the Company as of September 30, 1997; (ii) pro forma capitalization of the Company after giving effect to (A) the issuance of 191,112 shares of Common Stock upon the conversion of certain promissory notes and trade payables and the conversion and exercise of certain warrants into shares of Common Stock, (B) the issuance of warrants to certain consultants, advisors and noteholders of the Company,
(C) the issuance of 14,000 shares of Common Stock to certain directors of the Company, (D) the issuance of certain promissory notes, (E) accrued dividends on the Preferred Stock, (F) accrued interest on certain promissory notes and
(G) the adjustment to fair market value of the Cashless Warrants, assuming an initial public offering price of $9.00 per share and (iii) pro forma capitalization of the Company as adjusted to give effect to (A) the Offering Issuances and (B) the sale by the Company of the 2,000,000 shares offered hereby at an assumed initial public offering price of $9.00 per share and the receipt and application of the net proceeds therefrom. See footnote (1) to "The Offering." This table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.

                                                      SEPTEMBER 30, 1997
                                                --------------------------------
                                                                      PRO FORMA
                                                 ACTUAL   PRO FORMA  AS ADJUSTED
                                                --------  ---------  -----------
                                                        (IN THOUSANDS)
Cash........................................... $    237  $  3,475    $ 14,160
                                                ========  ========    ========
Working capital(1)............................. $ (3,788) $   (452)   $ 10,745
                                                ========  ========    ========
Long-term debt, including current maturities... $  4,155  $  7,152    $  1,670
                                                --------  --------    --------
Common stock subject to recission; par value
 $0.05, 386,497 issued and outstanding.........    1,850     1,850       1,850
                                                --------  --------    --------
Shareholders' (deficit) equity:
  Series A convertible preferred stock; par
   value $0.01, 5,000,000 shares authorized;
   275,000 shares issued and outstanding; pro
   forma and pro forma as adjusted,
   5,000,000 shares authorized, no shares
   issued and outstanding......................      987     1,015         --
  Common stock; par value $0.05, 50,000,000
   shares authorized; 1,133,110, 1,338,222 and
   4,412,859 shares issued and outstanding;
   respectively(2).............................    2,389     3,277      25,914
  Common stock warrants........................    1,334     2,981       1,392
  Accumulated deficit(3).......................  (12,123)  (13,308)    (16,836)
                                                --------  --------    --------
  Total shareholders' (deficit) equity.........   (7,413)   (6,035)     10,470
                                                --------  --------    --------
    Total capitalization....................... $ (1,408) $  2,967    $ 13,990
                                                ========  ========    ========

--------

(1) Excludes current maturities of long-term debt.

(2) Excludes (i) 700,000 shares of Common Stock reserved for issuance under the 1996 Plan, of which 528,426 shares are subject to options outstanding as of the date of the Offering, at a weighted average exercise price of $7.35 per share, assuming an initial public offering price of $9.00 per share, (ii) 300,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan and (iii) 200,000 shares of Common Stock issuable upon exercise of the Representatives' Warrants. See "Management--Benefit Plans" and "Underwriting."

(3) Accumulated deficit has been adjusted to give effect to the following transactions as if they had occurred on September 30, 1997 (dollars in thousands, except per share amounts): (i) approximately $247 of compensation expense recognized from the issuance of 14,000 shares of Common Stock and the granting of warrants to purchase 30,829 shares of Common Stock at an exercise price of $0.05 per share; (ii) approximately $728 of interest expense recognized from adjusting the value of the Cashless Warrants based on the market value of Common Stock as of the closing of this Offering (assumed to be $9.00 per share); (iii) approximately $182 of accrued interest recognized on the Full Coverage Bridge Notes which are paid in full from the proceeds of the Offering;
    (iv) approximately $28 of additional Preferred Stock dividends accumulated from October 1, 1997 through the closing of this Offering; (v) approximately $3,528 of interest expense recognized from the issuance of 391,992 shares of Common Stock to certain Full Coverage Bridge Note holders upon the closing of this Offering (assuming an initial public offering price of $9.00 per share).

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The Selected Consolidated Financial Data set forth below with respect to the Company's statements of operations data for each of the two fiscal years ended December 31, 1996 are derived from the Company's Consolidated Financial Statements included elsewhere in this Prospectus, which have been audited by Arthur Andersen LLP, independent public accountants. The Selected Consolidated Financial Data for the nine months ended September 30, 1996 and 1997, and the balance sheet data as of September 30, 1997, are derived from the unaudited Consolidated Financial Statements for the Company included elsewhere in this Prospectus which, in the opinion of management, contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial condition and results of operations of the Company for such periods. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the full 1997 fiscal year. The information set forth below is qualified in its entirety by, and should be read in conjunction with, the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. Historical operating results are not necessarily indicative of the results that may be expected in any future period.

                                                                 NINE MONTHS
                                               YEAR ENDED           ENDED
                                              DECEMBER 31,      SEPTEMBER 30,
                                             ----------------  ----------------
                                              1995     1996     1996     1997
                                             -------  -------  -------  -------
                                             (IN THOUSANDS, EXCEPT PER SHARE
                                                          DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues...................................  $ 2,113  $ 9,136  $ 5,830  $10,639
Operating expenses:
  Cost of sales............................    1,929    8,230    5,155    9,007
  Sales and marketing......................      238      682      494      664
  General and administrative...............    1,536    5,773    4,095    4,658
  Depreciation and amortization............      111       98       86      141
                                             -------  -------  -------  -------
Total operating expenses...................    3,814   14,783    9,830   14,470
                                             -------  -------  -------  -------
Operating loss.............................   (1,701)  (5,647)  (4,000)  (3,831)
Interest expense, net......................      (34)    (225)    (103)    (588)
                                             -------  -------  -------  -------
Net loss...................................  $(1,735) $(5,872) $(4,103) $(4,419)
                                             =======  =======  =======  =======
Series A convertible preferred stock
 dividends.................................      --       --       --       (21)
                                             -------  -------  -------  -------
Net loss applicable to common shareholders.  $(1,735) $(5,872) $(4,103) $(4,440)
                                             =======  =======  =======  =======
Pro forma(1):
 Net loss per share........................           $ (3.17)          $ (2.39)
                                                      =======           =======
 Weighted average number of shares
  outstanding..............................             1,855             1,859
                                                      =======           =======

                                                           SEPTEMBER 30, 1997
                                                         -----------------------
                                                         ACTUAL   AS ADJUSTED(2)
                                                         -------  --------------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash.................................................... $   237     $14,160
Working capital.........................................  (5,823)      9,275
Total assets............................................   4,002      18,124
Long-term debt, excluding current maturities............   2,120         200
Common stock subject to rescission......................   1,850       1,850
Total shareholders' (deficit) equity....................  (7,413)     10,470

-------
(1) See Note 2 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used in computing pro forma net loss per share.

(2) Adjusted to give effect to (A) the Offering Issuances and (B) the sale of the 2,000,000 shares offered hereby by the Company at an assumed initial public offering price of $9.00 per share and the receipt and application of the net proceeds therefrom. "See footnote (1) to "The Offering," "Use of Proceeds," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the financial condition and performance of the Company should be read in conjunction with the Consolidated Financial Statements and related Notes and other information regarding the Company included elsewhere in this Prospectus. Certain information contained below and elsewhere in this Prospectus, including information with respect to the Company's plans and strategy for its business, are forward-looking statements. See "Risk Factors" for a discussion of important factors that could cause actual results to differ from the forward-looking statements contained herein.

OVERVIEW

  GlobalTel provides international telecommunications services principally to small- and medium-sized business customers in developing ("second-tier") telecommunications markets. Currently, the Company offers international long-distance services, calling cards and enhanced voice services consisting of voice-mail and conference calling to more than 8,500 business customers in over 120 countries. The Company also resells switched minutes on a wholesale basis to other telecommunications providers and carriers. GlobalTel's current network architecture consists of: (i) voice switching and global fax messaging infrastructure in Los Angeles, California; (ii) access to third party infrastructure through Equant and other suppliers; (iii) enhanced fax nodes in Hong Kong and Mexico City; and (iv) a Network Control and Operations Center in Seattle, Washington.

  The Company was established in November 1994 to enter second-tier markets by providing what is commonly called call-reorigination, or "call back" services, with value-added services to be developed and introduced as markets matured and as changes in technology and regulatory climates permitted. The Company commenced operations in March 1995. Substantially all of the Company's revenues have been generated by providing international call-reorigination services primarily to small- and medium-sized businesses through a network of agents and resellers, supplemented by direct marketing efforts, and by selling switched minutes on a wholesale basis to other telecommunications providers and carriers. The Company believes that as deregulation occurs and competition increases in markets around the world, the pricing advantage of traditional call-reorigination to most destinations relative to conventional call-through international long distance service will diminish in those markets. In order to maintain its existing customer base, attract new customers and increase its revenues the Company intends to offer a variety of value-added telecommunications services, as well as its own call-through service. See "Risk Factors--Recent Introduction and Ongoing Development of Value-Added Services" and "Business--Services."

  In furtherance of this strategy, during 1996 the Company commenced a three-phase network upgrade to (i) relocate its voice switching platform from Las Vegas to Los Angeles for the primary purpose of facilitating access to least-cost call routing alternatives for its call-reorigination business; (ii) improve the Company's network facilities by implementing a more flexible switching platform with enhanced features, installing an improved and scaleable customer interface and transitioning to a more flexible customer billing system; and (iii) implement an enhanced fax messaging infrastructure. The first phase of this plan was completed in late 1996. In 1997, the Company completed phases two and three, with installation and testing of a more capable switching platform as well as the enhanced customer interface and billing systems. Cutover of all customers to these new systems was completed in November 1997. See "Business--Network and Operations."

  Throughout 1996 and 1997, the Company invested significant resources in refining and developing new business partner relationships and systems necessary for introduction of value-added services, with the intention of introducing these services commercially in 1998. The costs associated with the development and testing of new service offerings, including those which have yet to be commercially introduced, have been charged against the Company's current operations. See "Business--Services."

  The Company has incurred substantial net losses in connection with the initiation and growth of its call-reorigination business and the development of value-added services, and expects to continue to incur net losses at least through 1998. The Company expects to achieve positive operating income over time by increasing its customer base, introducing new value-added services, and achieving enhanced efficiency through greater economies of scale. The Company expects its operating revenues to increase in 1998; however, the Company also expects its net loss to increase in 1998 as the Company implements its growth strategy. See "Risk Factors--Limited Operating History; Substantial Operating Losses," "--Recent Introduction and Ongoing Development of Value-Added Services" and "--Need for Additional Capital and Capital Requirements."

  The Company's call-reorigination revenue represents the majority of the Company's revenues and has increased as the Company has added sales agents and introduced its services into new countries. Following the relocation of the Company's primary switching platform to Los Angeles in late 1996, the Company also commenced selling international long distance minutes on a wholesale basis to a limited number of interexchange carriers. Sales to carriers, although profitable, typically generate lower margins than sales to small- and medium-sized business customers. In addition, the Company benefits from wholesale sales by reducing its cost per minute of use as a result of improved bargaining power with vendors resulting from higher levels of network traffic. The Company's carrier wholesale revenues vary significantly from period to period.

  The Company's call-reorigination customer base is diversified both geographically and by customer type. As of the September 1997 billing cycle, the Company served over 8,500 customers and four wholesale carriers, and provided services in more than 120 countries. For information concerning the Company's revenues by geographic areas, see Note 2 of Notes to the Consolidated Financial Statements.

  Based on transactions in the third quarter of 1997 the Company estimates that approximately 60% of its call-reorigination revenues are charged directly to its customers' credit cards and cleared electronically twice a month. Most of the funds charged are credited to the Company's own account the following day, shortening the Company's collection cycle in comparison with traditional postal-based billing and collection systems. The remainder of the Company's retail and wholesale customers typically are billed by the Company on a monthly basis. The proportion of the Company's revenues collected on this basis may vary in the future. As of September 30, 1997, approximately 39% of the Company's accounts receivable and other receivables were due from foreign customers. The Company estimates that approximately 60% of its accounts receivable and other receivables from foreign customers are charged to such customers' credit cards.

  Cost of sales consists of costs associated with the origination, transmission and termination of voice and data telecommunications services provided to the Company by other carriers, the majority of which is represented by fees paid to long-distance telecommunications carriers. Substantially all of the Company's cost of sales is variable, based on the number of minutes of use transmitted and terminated over other carrier facilities. The Company seeks to lower its cost of sales as a percentage of revenues by: (i) attempting to negotiate lower rates from suppliers as the volume of the Company's network traffic increases; (ii) optimizing network design and operation; (iii) utilizing a greater number of suppliers, thereby allowing for more effective least-cost call routing; and (iv) introducing new, higher margin network services.

  The Company generally realizes lower costs of sales as a percentage of revenues from its call-reorigination services than for its wholesale services. The Company's overall cost of sales margin will fluctuate based on its mix of wholesale and retail services. The Company expects to price its planned value-added services to result in lower costs of sales as a percentage of revenues and thus improved margins over time because, in the Company's estimation, these services offer greater perceived value to the customer. However, there can be no assurance that improved margins will be achieved.

  Selling expenses primarily consist of advertising expenses and sales commissions paid to independent sales agents. The Company's decision to use independent agents as its primary sales force has been driven by the low initial fixed costs associated with this distribution channel and the perceived benefits of using individuals and companies with local market connections and knowledge. See "Risk Factors--Dependence on Independent Sales Agents" and "Business--Sales, Marketing and Customer Service."

  General and administrative expenses include salaries and benefits for all of the Company's employees, including sales and marketing, costs associated with the operation and maintenance of the Company's telecommunications network, professional fees and other operating and overhead costs. Included in general and administrative expenses are salaries, consulting fees and other costs relating to the technical development of and market planning for the Company's planned value-added services.

  Depreciation expense includes depreciation of switching and network equipment as well as of furniture and fixtures. The Company provides for depreciation using the straight line method of depreciation over the estimated useful lives of the assets, which range from five to ten years. The Company's amortization expense relates to organizational costs capitalized and amortized over a five year period and license acquisition costs that are amortized over the life of the license. Interest expense consists primarily of accrued interest on convertible notes and the amortization of debt issuance costs.

RESULTS OF OPERATIONS

Quarter Ended December 31, 1997

  The Company expects to announce results for the fourth quarter of 1997 in early March 1998. At the date of this Prospectus, the Company estimates that total revenues for the fourth quarter of 1997 will be slightly lower than the $2.7 million reported for the third quarter of 1997, primarily due to a decrease in wholesale carrier revenues. This decrease is primarily a result of the Company's decision in May 1997 to de-emphasize its wholesale carrier business for the reasons discussed under "Quarterly Results of Operations" below. The Company also expects to report a small increase in cost of sales as a percentage of revenues as compared to the quarter ended September 30, 1997 primarily due to an increase in the call-reorigination costs resulting from the Company having to temporarily re-route traffic previously carried by one of its principal long-distance suppliers after this supplier ceased providing services to the Company. Overall, this resulted in only a slight decrease to operating margins, which was partially offset by a decrease in general and administrative expense primarily attributable to decreased staffing levels.

  The following table sets forth certain financial data for the periods indicated, as a percentage of revenues:

                                                               NINE MONTHS
                                             YEAR ENDED           ENDED
                                            DECEMBER 31,      SEPTEMBER 30,
                                            ---------------   ---------------
                                             1995     1996     1996     1997
                                            ------   ------   ------   ------
   STATEMENTS OF INCOME DATA:
   Revenues................................  100.0 %  100.0 %  100.0 %  100.0 %
   Operating expenses:
     Cost of sales.........................   91.3     90.1     88.4     84.7
     Sales and marketing...................   11.3      7.5      8.5      6.2
     General and administrative............   72.7     63.2     70.2     43.8
     Depreciation and amortization.........    5.3      1.1      1.5      1.3
                                            ------   ------   ------   ------
   Total operating expenses................  180.6    161.9    168.6    136.0
                                            ------   ------   ------   ------
   Operating loss..........................  (80.6)   (61.9)   (68.6)   (36.0)
   Interest expense........................   (1.6)    (2.5)    (1.8)    (5.5)
                                            ------   ------   ------   ------
   Net loss................................  (82.2)%  (64.4)%  (70.4)%  (41.5)%
                                            ======   ======   ======   ======

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

  Total revenues increased $4.8 million or 83% to $10.6 million in the nine months ended September 30, 1997 from $5.8 million in the nine months ended September 30, 1996. Revenues from call-reorigination increased $1.0 million or 17% to $6.8 million in the nine months ended September 30, 1997 from $5.8 million in the nine months ended September 30, 1996. This increase resulted from increased usage by existing customers and the addition of new customers as the Company expanded its agent network and commenced providing services in new countries. Following the relocation of the Company's primary switching platform to Los Angeles in late 1996, the Company also commenced selling international long-distance minutes on a wholesale basis to several interexchange carriers. Wholesale carrier revenues, which commenced in October 1996, increased to $3.8 million in the nine months ending September 30, 1997. Call-reorigination and wholesale carrier revenues represented 64% and 36% of the Company's sales, respectively, for the nine months ended September 30, 1997.

  Cost of sales increased $3.8 million or 75% to $9.0 million in the nine months ended September 30, 1997 from $5.2 million in the nine months ended September 30, 1996. This increase is primarily attributable to increased transmission and termination costs associated with greater calling volume. As a percentage of revenues, cost of sales decreased from 88.4% to 84.7% in the nine months ended September 30, 1996 and 1997, respectively. This decrease in cost of sales as a percentage of revenues is primarily attributable to a decrease in the costs associated with call-reorigination resulting from implementation of least-cost call routing in late 1996 following the relocation of the Company's switch to Los Angeles, and to greater calling volume resulting in reduced cost per minute of use. This decrease was offset, in part, by higher costs of sales as a percentage of revenues attributable to the Company's wholesale carrier sales, which commenced in October 1996.

  Sales and marketing expense increased $170,000 or 35% to $664,000 in the nine months ended September 30, 1997 from $494,000 in the nine months ended September 30, 1996. This increase is primarily attributable to increased sales commissions. Substantially all of the Company's sales commissions are related to call-reorigination sales generated by agents. The increase in sales commissions is attributable to increased levels of sales generated by agents as well as an increase in the effective commission rate. As a percentage of revenues, sales and marketing expense declined from 8.5% to 6.2% in the nine months ended September 30, 1996 and 1997, respectively, resulting in part from higher levels of wholesale carrier sales not requiring comparable advertising and sales commissions costs.

  General and administrative expense increased $600,000 or 14% to $4.7 million in the nine months ended September 30, 1997 from $4.1 million in the nine months ended September 30, 1996. This increase is primarily attributable to increased compensation costs resulting from increased staffing levels. As a percentage of revenues, general and administrative expense declined from 70.2% to 43.8% in the nine months ended September 30, 1996 and 1997, respectively. This decrease is primarily attributable to economies of scale associated with the Company's ability to spread costs of operations across a broader revenue base.

  Depreciation and amortization increased $56,000 or 65% to $142,000 in the nine months ended September 30, 1997 from $86,000 in the nine months ended September 30, 1996. This increase is primarily attributable to the depreciation of capital assets acquired in late 1996 and in 1997, including a new voice switching platform, facility improvements, fax gateway and an electronic billing and customer interface system.

  Interest expense increased $484,000 or 470% to $587,000 in the nine months ended September 30, 1997 from $103,000 in the nine months ended September 30, 1996. This increase is primarily attributable to an increase in the Company's outstanding indebtedness, together with amortization of costs associated with the incurrence of additional debt. Also included in interest expense in the nine months ended September 30, 1997 is $36,000 of additional debt issuance amortization costs charged to interest expense as a result of the conversion of a portion of the Company's indebtedness to common stock.

COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND 1995

  Revenues increased $7.0 million or 332% to $9.1 million in 1996 from $2.1 million in 1995. Revenues from call-reorigination increased $6.2 million or 292% to $8.3 million in 1996 from $2.1 million in 1995. The increase in call re-origination revenue was primarily due to increased usage by existing customers and the addition of new customers as the Company developed its agent network and commenced providing services in new countries. 1996 revenues also include $793,000 of sales to carriers, which commenced in October 1996. The Company's revenues from call-reorigination and wholesale carrier revenues represented approximately 91% and 9%, respectively, of the Company's revenues in 1996.

  Cost of sales increased $6.3 million or 327% to $8.2 million in 1996 from $1.9 million in 1995. This increase is primarily attributable to increased transmission and termination costs associated with greater calling volume. As a percentage of revenues, these costs decreased from 91.3% to 90.1% in 1995 and 1996, respectively, primarily as a result of better network utilization offset in part by wholesale carrier revenues, which commenced in October 1996.

  Sales and marketing expense increased $444,000 or 187% to $682,000 in 1996 from $238,000 in 1995. These costs are primarily sales commissions paid to the Company's agents together with advertising costs. The increase in sales commissions is attributable to increased levels of sales generated by agents as well as an increase in the effective commission rate. As a percentage of revenues, sales and marketing expense declined from 11.3% in 1996 to 7.5% in 1997, resulting in part from the initiation of wholesale carrier sales in late 1996, which sales do not require comparable advertising and sales commissions costs.

  General and administrative expense increased $4.3 million or 276% to $5.8 million in 1996 from $1.5 million in 1995. This increase is primarily attributable to the costs, including wages, salaries, travel and facilities, associated with the addition of administrative, technical and customer support personnel as the Company developed its management team and network. During this period the Company also incurred professional fees, consulting costs and facilities costs associated with the establishment of its relationship with Equant and the development of the Company's value-added services. General and administrative expense declined, as a percentage of revenues, from 72.7% in 1995 to 63.2% in 1996. This decrease is primarily attributable to economies of scale associated with the Company's ability to spread costs of operations across a broader revenue base.

  Depreciation and amortization decreased $13,000 or 12% from $111,000 in 1995 to $98,000 in 1996. Depreciation expense increased from 1995 to 1996 when the Company placed in service approximately $329,000 of capital equipment. This was offset by a decrease in amortization expense from 1995 to 1996 as a result of the write-off in 1995 of certain organizational costs.

  Interest expense increased $191,000 or 568% to $225,000 in 1996 from $34,000 in 1995. This increase is primarily attributable to an increase in the Company's outstanding indebtedness, together with the amortization of debt issuance costs.

QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth certain quarterly financial data for the seven quarters ended September 30, 1997. This quarterly information has been derived from unaudited Consolidated Financial Statements which, in the opinion of the Company's management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the periods presented. Operating results for any quarter are not necessarily indicative of the results that may be expected in any future period.

  The Company's quarterly operating results have fluctuated in the past and may fluctuate significantly in the future as a result of a variety of factors, some of which are outside the Company's control. These factors include general economic conditions, demand for international telecommunications services, capital expenditures and other costs relating to the expansion of operations, the timing of new product introductions by the Company or its competitors, market availability and acceptance of new and enhanced versions of the Company's or its competitors' products and services, changes in the mix of sales and the rates of customer acquisition and retention. See "Risk Factors-- Fluctuations in Quarterly Operating Results."

                                1996 QUARTER ENDED                1997 QUARTER ENDED
                         ------------------------------------  ---------------------------
                         MARCH 31  JUNE 30  SEPT. 30  DEC. 31  MARCH 31  JUNE 30  SEPT. 30
                         --------  -------  --------  -------  --------  -------  --------
                                               (IN THOUSANDS)
STATEMENTS OF INCOME
 DATA:
Revenues................ $ 1,507   $ 2,048  $ 2,275   $ 3,306  $ 4,385   $ 3,589  $ 2,665
Operating expenses:
  Cost of sales.........   1,520     1,753    1,882     3,075    3,811     2,992    2,204
  Sales and marketing...     122       199      173       188      226       229      209
  General and
   administrative.......   1,087     1,538    1,470     1,678    1,411     1,497    1,750
  Depreciation and
   amortization.........      22        24       40        12       18        59       65
                         -------   -------  -------   -------  -------   -------  -------
Total operating
 expenses...............   2,751     3,514    3,565     4,953    5,466     4,777    4,228
                         -------   -------  -------   -------  -------   -------  -------
Operating loss..........  (1,244)   (1,466)  (1,290)   (1,647)  (1,081)   (1,188)  (1,563)
Interest expense........     (20)      (21)     (62)     (122)    (169)     (240)    (178)
                         -------   -------  -------   -------  -------   -------  -------
Net loss................ $(1,264)  $(1,487) $(1,352)  $(1,769) $(1,250)  $(1,428) $(1,741)
                         =======   =======  =======   =======  =======   =======  =======

  Following the relocation of the Company's switch to Los Angeles in the fourth quarter of 1996, the Company commenced reselling long-distance minutes on a wholesale basis to certain interexchange carriers. Wholesale carrier sales accounted for a major portion of the 45% and 33% increase in total sales for the fourth quarter of 1996 and the first quarter of 1997, respectively. Wholesale carrier sales increased $1.2 million or 152% to $2.0 million in the first quarter of 1997 from $793,000 in the fourth of 1996. The Company's cost of sales increased as a percentage of revenues in the third and fourth quarters of 1996 as a result of the higher cost of sales, on a percentage of revenue basis, for wholesale carrier sales, which are typically priced at lower levels than call-reorigination activity. In the first quarter of 1997, cost of sales as a percentage of revenues declined to 86.9% in spite of the increasing proportion of wholesale carrier sales as the Company raised prices on sales to wholesale customers.

  The Company experienced declining revenues in the quarters ended June 30, 1997 and September 30, 1997 in comparison to the prior quarters. This decline was primarily a result of the Company's decision in May 1997 to temporarily de-emphasize its wholesale carrier business. Due to the lengthy payment cycles the Company had experienced with certain of its wholesale carrier customers and the Company's relatively low cash reserves, the Company reduced its wholesale carrier sales in order to limit its credit risk, reduce effective carrying costs associated with carrier accounts receivable and improve gross margins. Specifically, the Company ceased doing business with two carriers and reduced its level of business with several others, resulting in a decline in carrier sales from $2.0 million in the quarter ended March 31, 1997 to $534,000 in the quarter ended September 30, 1997. This led to an increase in the Company's gross margin from 13.1% to 17.3% over the same period. In order to continue to take advantage of the benefits of greater network utilization and increased buying power, the Company anticipates increasing the level of carrier sales in the next twelve months as the Company seeks to develop business relationships with additional interexchange carriers.

  Additionally, call-reorigination revenues declined moderately during the second and third quarters of 1997 in comparison to the preceding quarters. Due to anticipated capacity constraints and limited access to multiple carriers, the Company relocated its primary switching platform from Las Vegas to Los Angeles in late 1996. The Company experienced technical and operational difficulties in connection with this relocation process which resulted in service disruptions for a number of customers. Although the Company's sales were adversely affected during this period, the Company believes that it resolved these difficulties by June 1997. Increased competitive pressures encountered by some of the Company's agents also contributed to the decline in revenues during these two quarters. During the second half of 1997 the Company installed a new and more capable switching platform, which became fully operational on November 1, 1997, enabling the Company to offer a wider variety and more competitive package of services to its agents and customers.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's principal cash requirements have been to fund operating losses, debt service and capital expenditures associated with development of its customer base and the establishment and upgrade of its network infrastructure. Through September 30, 1997, the Company had met these cash requirements largely through financing activities that have included $3.0 million in net proceeds from the sale of Common Stock, $1.0 million in net proceeds from the sale of Preferred Stock, $6.2 million in net borrowings from shareholders and others represented by promissory notes (the "Notes"), as well as revenues from operations. See "Certain Transactions." At September 30, 1997, Notes aggregating approximately $4.2 million remained outstanding, of which $1.1 million will mature prior to September 30, 1998. Substantially all of the Notes accrue interest at the rate of ten percent per annum, increasing to 12 percent when the Notes become past due. Notes outstanding at September 30, 1997, with an aggregate principal amount of $3.9 million are convertible at the option of the holders thereof into an aggregate of 747,522 shares of Common Stock, assuming an initial public offering price of $9.00 per share. Notes aggregating $521,000 were converted into Common Stock subsequent to September 30, 1997. Warrants to purchase an aggregate of 286,173 shares of Common Stock were issued in connection with the issuance of the Notes, all of which remained outstanding at September 30, 1997. Also, in September 1997, deferred salaries aggregating $1.2 million were converted into warrants to purchase 215,428 shares of Common Stock. In October 1997 the Company obtained an additional $550,000 in connection with the issuance of notes to four individuals. These notes bear interest at a rate of ten percent per annum, are due in full on March 1, 1999, and are convertible at any time prior to maturity at the fair market value per share of Common Stock in effect as of the date of conversion. Warrants exercisable for an aggregate of 11,000 shares of Common Stock at an exercise price of $5.50 per share were granted in this round of financing.

  In November 1997 the Company obtained an additional $325,000 in connection with the issuance of notes to three individuals. These notes bore interest at ten percent per annum and were repaid in full from the proceeds of certain notes issued in November and December 1997. In addition, each holder of these notes will receive, following the closing of this Offering, shares of Common Stock equal to one-half of the principal amount of such holder's note divided by the initial public offering price.

  In November and December 1997 the Company obtained approximately $3.0 million in connection with the issuance of additional notes. These notes (the "Full Coverage Bridge Notes") bear interest at the rate of ten percent per annum and are due in full by the earlier of the closing of this Offering or January 2, 1999. In addition, each holder of a Full Coverage Bridge Note will receive, following the closing of this Offering, shares of Common Stock (the "Full Coverage Bridge Note Shares") in an amount equal to the principal amount of its Full Coverage Bridge Note divided by the initial public offering price (an aggregate of 331,251 shares assuming an initial public offering price of $9.00 per share). The Company has agreed to cause the Full Coverage Bridge Note Shares to be registered under the Securities Act for resale for a period of up to 180 days commencing 270 days after the closing of this Offering. See "Description of Securities--Registration Rights."

  As a result of the Company's operating losses, available working capital has not always been sufficient to satisfy the Company's obligations. In the past the Company has from time to time been in arrears on its payment obligations to its carriers. In October 1997, the Company failed to pay amounts due to one of its principal long-distance suppliers within the time period that this supplier customarily had required payment. As a result, this supplier ceased providing services to the Company and, under the terms of its agreement with the Company, could demand a termination payment of up to $1.2 million. The Company was able to re-route traffic that previously had been carried by this supplier without any interruption in service to the Company's customers. In December 1997, after the Company paid this supplier a substantial portion of the amounts past due, services were restored. The Company has negotiated the payment terms of the remaining balance owed and does not believe that it will be required to pay an amount in excess of that owed for carrier services provided. As of January 31, 1998, the Company was in arrears on approximately $558,000 due to this supplier. There can be no assurance that the Company will not be required to pay a penalty to this or any other supplier or that the Company will not be in default of its obligations to its suppliers in the future. See "Risk Factors--Dependence on Suppliers."

  Net cash used in operating activities was $2.4 million in the first nine months of 1997. Adjustments to the $4.4 million net loss for the period to reconcile to net cash used in operating activities consisted primarily of a $1.4 million increase in accounts payable, accrued liabilities and other, primarily resulting from the increase in overall operating expenses and the Company's relatively low level of cash reserves. Other adjustments included $311,000 in depreciation and amortization and other changes in operating assets and liabilities, including a $340,000 decrease in accounts receivable resulting from a decline in wholesale carrier sales. Net cash used in operating activities was $2.6 million in 1996. Adjustments to the $5.9 million net loss for the period to reconcile to net cash used in operating activities consisted primarily of a $3.8 million increase in accounts payable, accrued liabilities and other resulting from the Company's increasing level of sales and operations. Other adjustments included $127,000 in depreciation and amortization and a $1.2 million increase in accounts receivable and other receivables due primarily to the increase in wholesale carrier sales late in 1996 and a $531,000 increase in customer deposits and prepayments, resulting from the establishment of new customer accounts. Net cash used in operating activities in 1995 was $1.0 million.

  Net cash used in investing activities was $956,000 in the first nine months of 1997. Investing activities for the period consisted of $823,000 in capital expenditures and $133,000 in deposits on equipment, including a new voice switching platform together with hardware and software to enable the Company to offer value-added services. Net cash used in investing activities was $688,000 in 1996. Investing activities for the period consisted of capital expenditures for hardware and software together with equipment deposits to improve the Company's switching network. Net cash used in investing activities was $522,000 in 1995. In addition to $260,000 in capital equipment, the Company capitalized $262,000 in costs associated with establishing and organizing the Company and the acquisition of one of the Company's subsidiaries.

  The Company's growth strategy is to seek to minimize its investment in capital equipment and systems by utilizing, wherever possible, existing third-party telecommunications infrastructure. Nevertheless, the delivery of new value-added services will require substantial additional investment for staffing and capital equipment. At December 31, 1997, the Company had minimum noncancelable office and certain telecommunications equipment lease and license payment obligations due in 1998 aggregating $328,076. Although as of September 30, 1997 the Company had no material commitments for future capital expenditures, the Company has identified approximately $6.5 million of capital expenditures it intends to undertake in 1998. The Company intends to finance a portion of this capital equipment through capital leases, although there can be no assurance that lease financing will be available or on terms that the Company finds acceptable.

  Net cash provided by financing activities was $2.0 million, $3.0 million, $1.4 million and $3.1 million in 1995, 1996 and the first nine months of 1996 and 1997, respectively. Financing activities have included the issuance of Common Stock, Preferred Stock, notes and warrants, the repayment of notes to shareholders and others, and costs associated with the foregoing.

  The net proceeds to the Company from the Offering are estimated to be approximately $15.4 million, or $17.8 million assuming the exercise of the Underwriters' over-allotment option. The Company expects that approximately $5.6 million of such net proceeds will be used to repay outstanding notes, approximately $6.5 million will be used for capital expenditures, and the balance will be used for working capital and general corporate purposes. In addition, the Company may be obligated to repurchase securities of the Company, if any, tendered in connection with the Rescission Offer in an approximate amount up to $2.8 million plus statutory interest of approximately $322,000 (as of February 28, 1998). See "Rescission Offer" and Note 6 of Notes to Consolidated Financial Statements. The Company believes that, based upon its present business plan, the net proceeds of the Offering, together with revenues from operations, will be sufficient to finance operating losses, and the development and introduction of new services and to meet its other currently planned working capital and capital expenditure requirements through the end of 1998. However, due to the need to continue to expand its network operations and service offerings and other factors, the Company expects that it will need to raise additional capital in future periods. The Company also intends to seek lease financing for a portion of the equipment and systems that it acquires in 1998 and beyond, although there can be no assurance that this financing will be available or on terms that the Company finds acceptable. If the Company experiences greater than anticipated capital requirements, if the implementation of the Company's operating strategy fails to produce the anticipated revenue growth and cash flows, if lease financing is not available or if additional working capital is required for any other reason, the Company will be required to obtain additional capital earlier than currently anticipated. The timing of the need for additional capital also will be affected by the extent to which the Rescission Offer is accepted. See "Risk Factors--Rescission Offer." There can be no assurance that the Company will be able to obtain equity, debt or lease financing when needed or on terms that the Company finds acceptable. See "Risk Factors--Need for Additional Capital and Capital Requirements."

  The Company is currently evaluating its computer systems to identify potential problems relating to the Year 2000 date change, but has not yet determined whether it has material Year 2000 issues. The Company does not expect the cost to modify its computer systems to address Year 2000 issues will be material to its financial condition or results of operations, and does not anticipate any material disruption in its operations as a result of any Year 2000 issues. However, the Company does not have any information concerning the potential impact of Year 2000 issues on any of its suppliers or customers. In the event that the Company or any of the Company's significant suppliers or customers does not successfully and timely address Year 2000 issues, the Company's business or operations could be adversely affected.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128 "Earnings Per Share" ("SFAS 128"), which revises the calculation and presentation provisions of Accounting Principles Board Opinion 15 and related interpretations. SFAS 128 is effective for the Company's year ending
December 31, 1997, and retroactive application is required. The Company does not expect the implementation of SFAS 128 to have a material effect on earnings per share amounts previously reported.

FOREIGN CURRENCY AND GEOGRAPHIC AREAS

  The Company bills for its services exclusively in U.S. dollars, and as such has no material foreign exchange exposure. For information concerning the Company's revenues by geographic areas, see Note 2 of Notes to the Consolidated Financial Statements.

EFFECTS OF INFLATION

  Inflation has not had a significant effect on the Company's operations to date. Some of the markets in which the Company operates have experienced significant inflationary periods in past years and may experience high rates of inflation in the future. A period of significant inflation in any of the Company's markets could adversely affect the Company's business by increasing the local currency prices paid by customers for international telecommunications services, including those provided by the Company.

SEASONAL FLUCTUATIONS

  The Company may experience a decrease in customer usage and revenue around national holidays and traditional vacation periods in some of its markets. Given the cultural and geographic diversity of the markets in which the Company operates, the Company does not believe that such seasonal trends have resulted in any material seasonality to the Company's business taken as a whole. There can be no guarantee, however, that such trends may not affect the Company's operations in the future.

                                   BUSINESS

OVERVIEW

  GlobalTel provides international telecommunications services principally to small- and medium-sized business customers in second-tier telecommunications markets. Currently, the Company offers international long-distance services, calling cards and enhanced voice services consisting of voice-mail and conference calling to more than 8,500 business customers in over 120 countries. The Company began operations in 1995 with its entry into the international call-reorigination business, capitalizing on the arbitrage opportunity created by differences between U.S. and foreign originated international long-distance rates. The Company is leveraging the expertise derived from, and the established customer base generated by, its call-reorigination business to provide higher margin enhanced telecommunications services.

  GlobalTel's objective is to become a leading provider of value-added telecommunications services in markets that historically have been underserved by large global telecommunications providers and national ITOs. The Company's strategy is to enter second-tier markets by providing non-regulated or less regulated telecommunications services, such as international call-reorigination. The Company plans to continue to service existing customers and to enter additional markets with less regulated enhanced telecommunications services, including traditional call-reorigination and value-added data services and a suite of business-grade Internet services. Most of the Company's planned services can be provided under existing regulatory frameworks. As regulatory environments and the availability of capital permit, GlobalTel intends to migrate its call-reorigination customers and cross-sell its enhanced service customer base to a more cost effective and competitive call-through service.

  GlobalTel primarily markets its telecommunications services through a network of over 75 independent sales agents, supplemented by direct marketing efforts. The Company also has an exclusive agreement with IBNET, the managing member of the Consortium of Global Commerce, whereby IBNET has agreed to market the Company's services through several thousand individual chambers of commerce located in over 200 countries. In addition, the Company's relationship with Novell provides a distribution channel for the Company's services through Novell's network of over 25,000 value-added resellers.

  GlobalTel's current network architecture consists of: (i) voice switching and global fax messaging infrastructure in Los Angeles, California; (ii) access to third party infrastructure through Equant, a global data network services provider, and other suppliers; (iii) enhanced fax nodes in Hong Kong and Mexico City; and (iv) a Network Control and Operations Center in Seattle, Washington. The Company's agreement with Equant allows the Company to utilize the global reach of the Equant network and co-locate its servers and switches in many large cities around the world. In addition, GlobalTel's agreement with Novell provides the Company with access to key network technologies.

MARKET OPPORTUNITY

  Second-Tier Markets. Larger telecommunications carriers have focused on "first-tier" markets, which are characterized by high teledensity (ratio of telephone lines to inhabitants), an advanced stage of deregulation, a large volume of international telecommunications traffic and a concentration of large multinational corporations. First-tier markets include the United States, the United Kingdom, Germany, France and Japan. Alternatively, the Company focuses on what it characterizes as second-tier markets, which are (i) smaller developed countries such as Austria, Switzerland, Ireland, Singapore and South Africa and (ii) developing markets that typically have less developed telecommunications infrastructures, are in an earlier stage of deregulation and have more monopolistic distribution profiles. Based on data from the ITU, the Company has calculated that the approximately 145 countries that the Company targets as second-tier markets generated approximately 23.0 billion minutes in outgoing international telecommunications traffic in 1995.

  Historic Perspective. Historically, the provisioning of voice telephony within individual countries has been monopolized by large, typically government owned or protected entities, often referred to as ITOs. As a result, international callers have had little choice but to use the services provided and pay the prices charged by local ITOs. Deregulation, together with decreases in the cost of providing services and the introduction of sophisticated value-added features, has made it possible for new entrants to compete with the ITOs in providing international voice telecommunications services. Similarly, in the United States, where regulation of the long-distance telephone industry has been substantially reduced, competition has increased as many new providers have entered the market. The resulting decrease in rates and the emergence of different rate structures for similar services have produced a resale market for long-distance telecommunications services, as companies can obtain favorable volume-based rates from third parties and resell access to such rates to other providers and users. These and other factors have contributed to an increase in telecommunications usage and a proliferation of enhanced telecommunications services. The combination of a continually expanding global telecommunications market, consumer demand for lower prices and improved quality and service and ongoing deregulation has created competitive opportunities in many countries. According to the ITU, the international telecommunications industry accounted for $52.8 billion in revenues and 61.9 billion minutes of use in 1995. Based upon trends in revenue growth from 1991 through 1995 measured by the ITU, the Company believes that international long distance telecommunications revenues will surpass $76 billion by the year 2000 if such trends continue. The International Data Corporation ("IDC") projects that by the year 2002 the volume of international telecommunications traffic will expand to 187.1 billion minutes of use.

  Convergence of Technology. Deregulation and evolving price competition have coincided with technological innovation in the telecommunications industry. New technologies such as fiber optic cable and improvements in digital compression, computer software and processing technology have contributed to improvements in quality and increased transmission capacities and speed, with transmission costs decreasing as a result. For example, fiber optic cable has dramatically increased the capacity, speed and flexibility of telephone lines and has eliminated capacity constraints as a technical barrier to entry for new international telecommunications providers. The improved quality of these new telephone lines has facilitated the development of global voice-mail and fax mail and has enhanced data communication. Improvements in computer software and processing technology have laid a foundation for services such as itemized and multi-currency billing. In addition, international debiting and charge networks now allow customers to pay for long-distance calls made from any telephone using a single home account and callers can now access national telephone systems in order to benefit from lower long-distance tariffs. The convergence of conventional telephony and computing technologies also has created the opportunity for data networks, and computers in general, to become primary telecommunications tools.

  Regulatory Environment. In a deregulated telecommunications market such as the United States, carriers can establish switching facilities, own or lease fiber optic cable, enter into operating agreements with foreign carriers and, accordingly, provide direct access service to customers. In markets that have not deregulated or are slowly deregulating, international long-distance carriers have used advances in technology to develop innovative alternative access methods, such as call-reorigination and other less regulated value-added data services. In other countries, such as Japan and most EU member states, where the deregulation process is more advanced but not complete, carriers often are permitted to offer facilities-based data and facsimile services, as well as limited voice services. As countries deregulate, demand for alternative access methods typically decreases as carriers are permitted to offer a wider range of facilities-based services on a transparent basis.

  Call-reorigination, which is the most common form of alternative international access, avoids the high international rates offered by the ITO in a particular regulated country by providing a dial tone from a deregulated country, typically the United States. To place a call using traditional call-reorigination, a user dials a unique phone number to an international carrier's switching center and then hangs up. The user then receives an automated call back providing dial tone from the United States, which enables the user to complete the call. Technical innovations, such as inexpensive dialers, have enabled telecommunications carriers to offer a transparent form of call-reorigination that eliminates the need for the "hang-up" and "call back" of traditional call-reorigination. In addition, sophisticated in-country switching platforms have enabled carriers to offer "call-through" services, allowing the customer direct access to a provider's network.

  The Company believes that as deregulation occurs and competition increases in markets around the world, the pricing advantage of traditional call-reorigination to most destinations relative to call-through international long-distance service will diminish in those markets. The Company also believes that deregulation will continue to create opportunities for new entrants in the telecommunications services industry, particularly companies capable of meeting the challenges presented by remote or underdeveloped markets.

  Private Networks and Emergence of the Internet. Historically, the data communications services offered by public carriers had limited security features, were expensive and did not adequately ensure accurate and reliable transmission. As a result, many corporations with the resources to do so established and maintained their own private networks to provide network-based services, such as transaction processing, to their customers and to coordinate operations between employees, suppliers and business partners. These private networks were frequently customized and thus had the capability of providing organizations and users with tailored performance and features, security, reliability and private-label branding. The demand for private networks has grown as a result of today's competitive business environment, leading to other offerings such as VPNs and intranet services.

  Despite the attractive capabilities of private networks, their limitations have impeded or reduced their effectiveness. These networks, which traditionally have required the use of leased telephone lines with bandwidth dedicated solely to this purpose and the purchase of vendor-specific networking equipment, are inherently expensive to set up, operate and maintain. The Company believes that the costs of maintaining a private network infrastructure and the risks of investing in new technologies have precluded many small- and medium-sized businesses from utilizing private network, VPN and intranet infrastructures.

  The emergence of the Internet and the wide spread adoption of IP as a data transmission standard in the 1990s, combined with deregulation of the telecommunications industry and advances in telecommunications technology, have significantly increased the attractiveness of providing data communication applications and services over a public network. At the same time, the growth in client/server computing, multi-media personal computers and on-line computing services and the proliferation of network technologies has resulted in a large and growing group of people who are accustomed to using networked computers for a variety of purposes, including e-mail, electronic file transfers, on-line computing and electronic financial transactions. These trends increasingly have led businesses to explore opportunities to provide IP-based applications and services within their organizations, and to customers and business partners outside the enterprise.

  Industry analysts expect the market size for both value-added IP data services and Internet access to continue to grow rapidly as businesses and consumers increase their use of the Internet, intranets, and privately managed IP networks. IDC projects total ISP value-added services revenues alone to grow from $197.8 million in 1996 to approximately $11.4 billion in the year 2000, reaching average annual growth of approximately 175.6% during that period.

  The ubiquitous nature and relatively low cost of the Internet have resulted in its wide spread usage for certain applications, most notably Web access and e-mail. However, use of the Internet for mission-critical business applications has been impeded by the limited security and unreliable performance inherent in the structure and management of the Internet. Although private networks are capable of offering lower and more reliable latency levels, providers of these emerging applications also desire a network that will offer their customers full access to the Internet. As a result, these businesses and applications providers require a network that combines the best features of the Internet, such as openness and ease of access at low cost made possible by the IP standard, with the advantages of a private network, such as high-security, low/fixed latency and customized features.

GLOBALTEL STRATEGY

  GlobalTel's objective is to become a leading provider of value-added telecommunications services to small- and medium-sized business customers in markets that historically have been underserved by large telecommunications providers and national ITOs. The Company's strategy to accomplish this objective includes the following key elements:

  Target Second-Tier Markets. The Company focuses on second-tier markets that historically have faced less competition from larger telecommunications providers. The Company believes that, due to the more monopolistic distribution profile of these markets, small- and medium-sized businesses traditionally have been underserved and consequently are more receptive to higher quality, competitively priced services. Initially by offering call-reorigination services, the Company has gained experience in addressing the needs of business customers in these markets. The Company believes that this experience, combined with strategic marketing relationships with IBNET and Novell, will enable the Company to more effectively penetrate these markets.

  Leverage Customer Base Through Enhanced Service Offerings. The Company has developed and is introducing additional telecommunications services for its existing customer base of more than 8,500 business customers in over 120 countries. To retain existing and attract new customers, the Company plans to provide an increasingly broad range of services, such as enhanced telecommunications services and a suite of business-grade Internet services. Most of these services can be provided under the existing regulatory frameworks in the Company's markets. In addition, as the regulatory environments and availability of capital permits, GlobalTel intends to migrate its call-reorigination customers and cross-sell its enhanced service customer base to a more cost effective and competitive call-through service.

  Exploit Sales Channels and Strategic Marketing Relationships. In addition to its over 75 independent sales agents, the Company has access to global channels of distribution through its strategic marketing relationships. The Company has an exclusive agreement with IBNET, the managing member of the Consortium for Global Commerce, through which the individual chambers of commerce may act as sales and marketing agents for the Company's services. In addition, the Company's agreement with Novell provides it with access to a distribution channel through Novell's network of over 25,000 VARs. Management expects that this will enhance the Company's ability to expand its customer base as well as establish new relationships with independent ISPs and other network providers (collectively, "regional ISPs") in its target markets. These relationships also allow the Company to capitalize on the brand recognition of its partners. A critical element of the Company's distribution strategy includes pursuing additional strategic partnerships and expanding its channels of distribution.

  Capitalize on Third Party Networks. GlobalTel intends to minimize its investment in capital equipment and systems by utilizing, wherever possible, existing third party telecommunications infrastructure. Through its strategic relationship with Equant, the Company has access to an infrastructure with access points in most countries worldwide. This relationship allows the Company to co-locate its servers and switches at existing Equant switch sites in many cities around the world. Also, the Company is continuing to seek additional strategic relationships in order to further its ability to interconnect with other third party infrastructures.

  Employ Flexible, Open Architecture Technology. By using off-the-shelf technology that is modular and scaleable and allows for the integration of a variety of technologies, the Company expects to provide its customers with enhanced services in a timely and cost-efficient manner. The Company is committed to continue to invest in improvements, through the integration of technologies, its electronic billing, customer interface and network management systems, which the Company believes are critical to its cost-effective delivery of services. The Company expects these systems to provide it with the ability to quickly upgrade its customers from a single product to multiple services.

SERVICES

  The Company seeks to address the evolving telecommunications needs of the small- and medium-sized business customer located in second-tier markets. Currently, the Company offers international long-distance services, calling cards, and enhanced telecommunications services such as voice-mail and conference calling. The Company believes that the growing globalization of business has increased the mobility of business people and led to the proliferation of multi-office enterprises, creating greater demand for the ability to conveniently access electronic information from remote locations worldwide. As a result, the Company is designing and implementing a range of next generation business-grade Internet services with business partners such as Novell. The Company expects these services to include business quality messaging, global enhanced VPNs and other value-added services. In addition, to address the needs of independent ISPs and other network providers in the Company's target markets for increased global reach and value-added services, GlobalTel is designing a comprehensive "Turnkey Business ISP" solution incorporating all of the Company's business-grade Internet services. These service offerings are being designed to emphasize such features as authentication, security and notification allowing for business-grade reliability. As changes in regulatory environments and availability of capital permit, GlobalTel intends to migrate its call-reorigination customers and cross-sell its enhanced service customer base to a more cost effective and competitive call-through service.

     CURRENT SERVICES                  SERVICES UNDER DEVELOPMENT
     ----------------                  --------------------------
     International Call-Reorigination  Call-Through
     Calling Cards                     Enhanced Fax
     Enhanced Voice Services           Business-Grade Internet Services
                                       Global Enhanced VPN
                                       Business Quality Messaging
                                       Global Desktop
                                       "Turnkey Business ISP"

 Current Services

  .International Call-Reorigination

  The Company presently provides voice call-reorigination service to customers in over 120 countries. The Company's call-reorigination service enables customers in countries with high international calling rates to call outside the country at rates competitive with U.S. international service providers. The customer's call is routed through the Company's switching platform in Los Angeles, where the call is directed over the least expensive route on the Company's network depending on distance, country of termination and time of day. The Company accesses the long-distance networks of a variety of long-distance providers.

  .Prepaid and Postpaid Calling Cards

  The Company's prepaid (debit) and postpaid domestic and international calling cards may be used by customers for international telephone calls from more than 70 countries to substantially all other countries in the world. Calling card customers also have access to 24-hour multi-lingual customer service and certain customization options.

  .Enhanced Voice Services

  The Company offers enhanced voice services, consisting of voice-mail and conference calling. Conference calling enables customers to set up "meet me" dial-in conference calls as well as add-on conference calls, with or without operator intervention. Conference calling is a higher margin value-added service to the Company's basic voice services. The Company's services also enable customers to originate international voice and fax calls over the Internet by allowing call back service to be activated from their PCs.

 Services Under Development

  The Company is developing the following new services which it intends to offer during 1998:

  .Call-Through

  The Company will offer call-through or "direct access" service to customers in selected markets. This service will permit customers to make long-distance calls at a lower price than that charged on a call-reorigination basis while lowering the Company's termination cost. Call-through service involves the installation of an access point in the local market that is connected to the Company's switch by a dedicated leased long-distance line. The international customer accesses this connection to the Company's switch either by dialing a local telephone number or, in markets where the regulatory environment permits, through an interconnection with the local service provider.

  .Enhanced Fax

  The Company's enhanced fax service, currently offered only in Hong Kong and Mexico City, uses advanced technology to provide customers with a higher quality and less expensive method to send facsimile messages than is typically obtained using conventional analog fax. Unlike conventional analog fax service, enhanced fax service: (i) results in significantly fewer transmission errors, particularly with international transmissions, because it is transmitted over a digital data network; (ii) is easier to use than conventional fax, with a feature that will retransmit the fax until it is successfully received at its destination; and (iii) is much less expensive because it can be sent as a digital packet in a shorter period of time. A recent study conducted by Pitney Bowes/Gallup found that international faxes transmitted over analog phone lines are transmitted twice on average due to interruptions and quality problems, creating a hidden cost for users. Other features of the GlobalTel enhanced fax offering include commercial-grade broadcast fax, fax on demand (or "fax catalog") and timed delivery.

  The Company has designed and plans to install during the first half of 1998 an Internet-based fax service interconnecting to its fax gateway in Los Angeles, California. This service will allow customers with Internet access to send faxes to any fax machine worldwide and to any Internet based e-mail address.

  .Business-Grade Internet Services

  The Company is developing and preparing to offer a suite of value-added services which will permit business-grade communications utilizing Internet technologies. The Company expects these business-grade Internet services to include (i) Global Enhanced VPN, (ii) Business Quality Messaging and (iii) Global Desktop. These services will combine the best features of the Internet, such as openness and ease of access at low cost made possible by the IP standard, with the advantages of a private network, such as high security, low/fixed latency and customized features. The Company believes that its service design will overcome many of the perceived inefficiencies of today's Internet and will allow its customers to conduct business quality transactions via the Company's network infrastructure.

  The Company's business-grade Internet services are being designed in conjunction with business partners including Novell and other technology providers. The Company's technology licensing agreement with Novell, for example, provides the Company with access to certain key networking technologies. In addition, the Company has become a Novell Business Internet Services ("BIS") partner, an affiliation which the Company believes will further enhance its service delivery strategy. BIS partners, which presently include major telecommunications carriers such as AT&T, Bell Atlantic Corporation, Nippon Telegraph and Telephone Corporation, Deutsche Telecom AG, Singapore Telecommunications Limited Corporation and Korea Telecom, have agreed on standards for interconnecting their respective Internet networks. Those carriers currently principally focus on first-tier markets. See "-- Network and Operations" and "Sales, Marketing and Customer Service--Strategic Marketing Relationships."

  Global Enhanced VPN

    The Company's Global Enhanced VPN service has been designed to enable customers to establish a wide area network among their offices by using the Company's network infrastructure, thereby eliminating the cost associated with establishing and maintaining a dedicated private network. The

  Company's VPN service will be enhanced through the use of a commercial grade directory infrastructure and certain certification and security mechanisms. This will allow customers a single sign-on to their VPN from any of their offices worldwide. Customers also will have the capability of accessing their VPN from outside their offices with a local telephone call through access points in many cities. For example, a U.S.-based user traveling to Hong Kong would be able to access from the user's Hong Kong office his or her local access network in the United States by entering the user's name, password and additional security authentication. The user could then work on the local access network in the United States in accordance with the user's normal desktop privileges. In addition, the user could access his or her U.S. e-mail system even if the Hong Kong office did not have an e-mail system or if it operated on a different messaging system. The Company's single sign-on capabilities, combined with advanced security, authentication and notification features, will enable a business customer to open its VPN in a controlled manner to its customers, vendors and other business partners (also known as an "extranet"), thus facilitating secure and reliable electronic commerce.

    Business Quality Messaging

    The Company's Business Quality Messaging ("BQM") service will provide customers with the ability to exchange messages, fax, e-mail or voice-mail in a secure and reliable manner via the Company's network infrastructure. BQM will allow companies to connect dissimilar mail systems, avoiding costly replacement of existing messaging infrastructure. Additionally, customers will have firewall access to the Internet as well as access to most other proprietary public mail services. BQM will be highlighted by increased levels of security and reliability through utilization of authentication, encryption and notification features. The Company expects that these features will enable it to provide different levels of service based on customer requirements and to price such service levels accordingly.

    Global Desktop

    The Company's Global Desktop product is being designed to combine the Company's Global Enhanced VPN and BQM services packaged with additional features targeting the global business traveler. This mobile office desktop product will allow the user to exchange electronic information from public switched or wireless service worldwide. The Global Enhanced VPN and BQM services will be integrated and accessed through a user-friendly software package that will be available to the Global Desktop user.

  .""Turnkey Business ISP"

  The Company is designing a comprehensive turnkey service solution that will include all of the Company's business-grade Internet services for regional ISPs. This "Turnkey Business ISP" solution is being designed to enable regional ISPs, which often have limited resources, to seamlessly outsource certain of their internal business support services, such as billing functions, settlement capabilities, network management and operations support, while accessing the Company's suite of enhanced services, including discounted fax messaging, Global Enhanced VPN, Global Desktop and eventually voice over IP.

  The Company believes that the great majority of regional ISPs need to offer additional value-added services to remain competitive, but have insufficient resources to develop these services internally to provide their customers with the necessary global reach in offering such services. According to an August 1997 report by Business Research Group, 77% of all ISPs in the United States are regional ISPs, 83% of which lack out-of-region access and have developed their own billing and tracking systems. GlobalTel's Turnkey Business ISP solution is being designed to provide the means for regional ISPs to offer their customers increased global reach and business-grade Internet services, such as Global Enhanced VPN and BQM. The Company's ability to provide a comprehensive turnkey product to regional ISPs will in turn expand the reach of its network infrastructure.

 Completion of Services Under Development

  The enhanced services offered by the Company at the date of this Prospectus were first offered by the Company in November 1997 and to date the Company has not generated significant revenue from these services. Several other new services described above are still under development and are not scheduled for implementation until various times in 1998. Also, the completion of development and introduction of new services will require the investment of significant operating capital. It is not uncommon that the introduction of new telecommunications services is delayed or is occasioned by technical problems. There can be no assurance that the Company will not encounter delays or technical problems in the introduction of new services which will prolong the Company's dependence on traditional call-reorigination service revenues. Also, there can be no assurance that the Company will have sufficient capital to complete development and introduction of all of the enhanced services which it currently plans to offer to its customers. The failure to introduce enhanced telecommunication and Internet-related services, failures in the systems which make those services possible or the absence of demand for such services when introduced would likely have a material adverse affect on the Company's ability to achieve or sustain profitability in the future. See "Risk Factors-- Recent Introduction and Ongoing Development of Value-Added Services," "--Need for Additional Capital and Capital Requirements," "--Dependence on New Network Systems" and "--Competition."

CUSTOMERS

  As of September 30, 1997, GlobalTel's customer base consisted of an aggregate of more than 8,500 business customers in over 120 countries, three resellers in three countries and four interexchange carriers in the United States.

 Business Customers

  The Company's sales and marketing efforts target small- and medium-sized businesses. The Company's business customers also include some high-volume residential customers, most of whom are employees of existing business customers. The Company's business customer base is geographically diversified.

 Reseller Customers

  The Company's reseller customer base consists of three resellers of the Company's call-reorigination service offerings located in Hong Kong, Australia and Singapore. These customers purchase service in bulk from GlobalTel at a discounted rate for resale to their customers. Resellers are responsible for billing their users and for providing customer service. The Company believes that, with the recently implemented switching, billing and customer services platform improvements, it will be well-positioned to address the needs of the conventional reseller market and to take advantage of the growth opportunity this market presents. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

 Interexchange Carriers

  The Company's interexchange carrier customers are switch-based long-distance companies that purchase international voice termination service for resale to their own customers. GlobalTel's carrier sales target non-dominant U.S.-based telecommunications service providers. The Company currently provides services to four interexchange carrier customers in the United States. The Company believes that long-distance services, when sold to telecommunications carriers and other resellers, are generally a commodity product with the purchase decision based primarily on price. Although the margins on sales to other carriers and resellers are lower than sales to business customers, these sales involve lower operating expenses and help the Company optimize the use of its network and reduce its cost per minute of use. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

  The Company's revenues from call-reorigination customers and wholesale carrier customers represented 91% and 9%, respectively, of the Company's total revenues for 1996 and 64% and 36%, respectively, of the Company's total revenues for the nine months ended September 30, 1997.

SALES, MARKETING AND CUSTOMER SERVICE

  The Company has employed a network of independent sales agents and a small number of resellers, supplemented by direct marketing efforts, in selling its services. GlobalTel intends to leverage its strategic marketing relationships to expand its customer base. In particular, the Company expects that its access to Novell's distribution network of over 25,000 VARs and its relationship with IBNET will facilitate additional contact with many small- and medium-sized businesses and local ISPs in the Company's target markets.

 Independent Sales Agents and Resellers

  The Company distributes its international voice services primarily through a network of over 75 independent sales agents that currently covers more than 80 countries and through a small number of resellers. The Company's agents, who are paid solely on a commission basis, are typically independent business persons who concurrently offer other business-to-business services. Agents and resellers are recruited through advertising in the Company's target markets and are also identified by referrals from customers and industry contacts. The Company's agreements with its agents and resellers typically are non-exclusive and require the agents to offer the Company's services at rates prescribed by the Company in accordance with the Company's sales and marketing policies. Agents and resellers pay an initial start-up fee to the Company. Commissions are paid by the Company monthly based upon paid usage by customers solicited by the agent. The applicable commission rate varies depending on the agent's exclusivity, the type of service sold and the sales levels achieved. See "Risk Factors--Dependence on Independent Sales Agents."

 Carrier Sales

  The Company's call-reorganization business has resulted in industry contacts through which the Company resells excess international network capacity to other U.S.-based resellers and telecommunications carriers. This strategy allows the Company to generate higher volumes of international telephone traffic, thereby lowering the cost per minute for traffic purchased from other interexchange carriers.

 Strategic Marketing Relationships

  .IBNET

   IBNET is the managing member of the Consortium for Global Commerce, which represents thousands of individual chambers of commerce (the "Chambers") in over 200 countries. The Consortium for Global Commerce was established to (i) create a global intranet that enables the Chambers and their members to exchange information and conduct business transactions electronically and (ii) obtain more favorable pricing and terms for certain products and services for such members.

  In April 1997, the Company entered into a ten year marketing agreement with IBNET to provide the Chambers and their members, on a non-exclusive basis, with telecommunications services including international voice, international fax, calling card services, Internet services, intranet, VPN and messaging. The individual Chambers may act as sales and marketing agents for the Company's services. IBNET has agreed to market GlobalTel's services to the Chambers by promoting GlobalTel services in Consortium literature, at Consortium trade shows and speaking engagements, and by listing the Company's services in the Consortium's databases. In November 1997, the Consortium launched its marketing campaign which will include the hosting of regional conferences to provide the Chambers with information about available products and services, including GlobalTel's services. Under its agreement with IBNET, the Company also has the right to co-brand its services with the Chambers' trademarks, a feature that the Company believes will enhance its marketing and sales efforts because the local chamber brand is typically well recognized and held in high regard by the local business communities in second-tier markets.

  The Consortium's four member organizations are the International Chambers of Commerce, the Paris Chamber of Commerce and Industry, the G77 (a non-governmental organization comprised of 137 developing countries and China) and IBNET, the managing partner of the Consortium. The Company believes that its relationship with the Consortium, through IBNET, and in particular with the G77, will enhance its ability to establish relationships with regional ISPs and expand its customer base in its target markets.

  .Novell

  In October 1997, the Company entered into a three year technology licensing agreement with Novell that provides the Company with access and support in marketing to Novell's distribution channel of over 25,000 VARs. Novell VARs range from small computer networking companies to large system integration firms. The Company, in conjunction with Novell, intends to create a certification program for channel partners with respect to the Company's product offerings. In addition, the Company has become a Novell BIS partner. Other BIS partners include telecommunications carriers such as Deutsche Telecom AG, Bell Atlantic Corporation, Nippon Telegraph and Telephone Corporation and Singapore Telecommunications Limited, which primarily cover first-tier markets. BIS partners have agreed upon standards for interconnecting their respective Internet networks. The Company believes that its status as a BIS partner will allow it to benefit from any future network connections among the BIS partners.

 Direct Sales

  The Company plans to deploy a direct sales team consisting of account executives and corporate sales representatives to further implement its sales and marketing strategy. The Company expects the account executives to focus on regional ISPs and other small network providers. The initial targets are certain niche-oriented Novell VARs, regional ISPs in Europe and in the United States. The corporate sales representatives will emphasize sales of the Company's telecommunications services to selected corporate customers. The Company expects the direct sales team to respond to inquiries about its services generated through the Consortium and the Novell channel marketing efforts worldwide.

 Customer Service

  GlobalTel is committed to providing its customers, sales agents and resellers with high-quality customer service. As of January 31, 1998, the Company employed ten customer service representatives at the Company's Network Control and Operations Center (the "Operations Center") to field customer service calls, respond to inquiries for new service and conduct telephone sales functions. Customer service representatives are compensated in part based on sales and customer retention. The customer service call center is open 24 hours a day, seven days a week. Customer service is currently provided in five languages.

  Customer service representatives are able to make changes to customer accounts immediately while the customer is on the line and have the authority to contact GlobalTel's underlying carriers to obtain assistance for the Company's customers with respect to carrier difficulties. In addition, GlobalTel encourages its independent agents to respond to service calls from their customers because the Company believes that such service strengthens the agents' relationships with their customers, thus promoting customer retention and potentially leading to customer referrals.

NETWORK AND OPERATIONS

 Current Network

  GlobalTel's current network architecture consists of (i) voice switching and global fax messaging infrastructure in Los Angeles, California, (ii) access to third party infrastructure through Equant and other suppliers, (iii) enhanced fax nodes in Hong Kong and Mexico City and (iv) the Operations Center in Seattle, Washington. By using off-the-shelf technology which is modular and scaleable and allows for the integration of a variety of technologies, the Company expects to be able to provide its customers with enhanced services in a timely and cost-efficient manner. The Company is committed to continue to invest in improvements, through the integration of technologies, to its electronic billing, customer interface and network management systems, which the Company believes are critical to its cost-effective delivery of services to its customers. The Company expects these systems to provide it with the ability to quickly upgrade its customers from a single product to multiple services.

  During 1996 the Company commenced a three phase network upgrade by: (i) relocating its voice switching platform from Las Vegas to Los Angeles for the primary purpose of facilitating access to least-cost call routing alternatives for its call-reorigination business; (ii) upgrading the Company's network facilities by implementing a more flexible switching platform with enhanced features, installing an improved and scaleable customer interface and transitioning to a more flexible and improved customer billing system; and
(iii) implementing an enhanced fax messaging infrastructure. The first phase of this plan was completed in late 1996. In 1997 the Company completed phases two and three, with installation and testing of a more capable switching platform as well as the enhanced customer interface and billing systems. Cutover of all customers to these new systems was completed in November 1997.

  .International Network Switching Center--Los Angeles, California

  The Company's switching center is located in the West Coast's principal telecommunications facility in Los Angeles, California, where most major U.S. carriers have a switching facility. The 1997 upgrade of the switching center provided fiber optic access for GlobalTel's network to all major carriers in the facility. As a protective measure, GlobalTel has diversified its access to its long-distance providers through contracts with various local access providers supplying redundancy in the event of single point failures.

  The Company employs a Summa Four voice switch which is controlled by a real-time rating, billing and switching platform. This switching platform has been designed to provide enhanced voice telecommunications services and additional capacity to accommodate growth in GlobalTel's customer base. The Company has further augmented its voice switching platform by leasing a portion of a Northern Telecom DMS 250 tandem switch (which is connected to the Summa Four switching platform) to support the Company's carrier traffic.

  GlobalTel's International Switching Center also houses the Company's fax gateway switching platform with e-mail to fax conversion capability and software for enhanced service features, including fax broadcasting, fax on demand and fax mail.

  .Fax Nodes--Hong Kong and Mexico City

  The Company leases and operates two fax nodes in Hong Kong and Mexico City that are co-located in Equant's facilities. The nodes are serviced and maintained by Equant on a 24-hour basis and are interconnected to local access providers. The Company intends to deploy fax nodes in additional locations during 1998.

  .Carriers and Network Access

  The Company has resale agreements with a number of long-distance carriers in order to obtain the best available pricing and service on each route. The Company's enhanced fax and business-grade Internet services will be carried through Equant's global data network. The Company's International Switching Center is connected to the Equant network center through high-speed fiber optic circuits. The Company's switching nodes have the ability to select quality and least cost routes, depending on the service selected by the user. See "--Suppliers."

  .Network Control and Operations Center--Seattle, Washington

  The Operations Center is located at the Company's headquarters in Seattle, Washington, and has real-time access to all GlobalTel switching platforms and enhanced fax nodes. Performance of the Company's conventional circuit switched network and its data network is monitored by the Operations Center on a 24-hour basis.

 Strategic Network Plan

  In order to quickly expand network services to its customer base, the Company intends to leverage its existing resale, interconnect and other partnering agreements with other providers to create a virtual network infrastructure. This strategy is designed to expand coverage in a cost effective manner. The Company plans to invest in and deploy additional physical infrastructure in strategic global network hubs to access regional low-cost access routes and, over time, in places where traffic volumes warrant such investment. The Company believes that there is an abundance of network and switching capacity available worldwide to support this strategy.

  A key element of GlobalTel's virtual network strategy is its long-term agreement with Equant, a global managed data network service provider (the "Equant Agreement"). The Equant Agreement provides the Company with access to the Equant network, one of the world's most extensive managed data networks, with access points in over 200 countries. See "--Suppliers."

  Another element of GlobalTel's network strategy is its business partnership with Novell. As a BIS partner, the Company plans to use its Turnkey Business ISP offering to aggregate multiple smaller ISPs and other network providers, creating the opportunity for larger BIS partners to interconnect with smaller networks through the Company's infrastructure on a multilateral basis. This is expected to further increase the network reach of the Company.

MANAGEMENT INFORMATION SYSTEMS

  Telecommunications service providers generally must record and process large amounts of data quickly and accurately in order to bill customers in a timely manner, verify billings from third party carriers, service customer accounts, respond to customer inquiries and otherwise support operations. The Company has made a significant investment, particularly during the first nine months of 1997, in developing an integrated, flexible, electronic billing and customer interface.

  The Company's electronic billing and customer interface system runs on a relational database system to perform real-time billing and monitor customer activity. This system provides GlobalTel with real-time reporting capability, online access to system status, billing information and customer databases through user-friendly computer screens. This system also allows the Company's sales agents and resellers to remotely and securely access the Company's database for provisioning, customer maintenance and access to financial and usage data.

  The Company employs an accounting system which is linked to its billing system for on-line posting and account information transfer. The system operates on a multi-user data base, providing the Company with the flexibility of creating custom accounting modules to support various accounting needs.

  The Company is currently evaluating its computer systems to identify potential problems relating to the Year 2000 date change, but has not yet determined whether it has material Year 2000 issues. The Company does not expect the cost to modify its computer systems to address Year 2000 issues will be material to its business, financial condition or results of operations, and does not anticipate any material disruption in its operations as a result of any Year 2000 issues. However, the Company does not have any information concerning the potential impact of Year 2000 issues on any of its suppliers or customers. In the event that the Company or any of the Company's significant suppliers or customers do not successfully and timely address Year 2000 issues, the Company's business, operations, services and competitive conditions could be adversely affected.

  While the Company believes that its information systems are currently sufficient for its operations, such systems will require enhancements and ongoing investments as the Company grows. See "Risk Factors--Risk of Managing Growth; Recent Management Changes and New Information Systems" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SUPPLIERS

  International long-distance providers can generally be categorized by the extent, if any, of their ownership and use of their own switches and transmission facilities. The largest U.S. carriers, AT&T, MCI, Sprint and Worldcom, primarily utilize owned U.S. transmission facilities and generally use other long-distance providers to carry their overflow traffic. Only the largest U.S. carriers have operating agreements with, and own transmission facilities that carry traffic to, the over 200 countries to which major long-distance providers generally offer service. A significantly larger group of long-distance providers own and operate their own switches but either rely solely on resale agreements with other long-distance carriers to terminate their traffic or use a combination of resale agreements and leased or owned facilities in order to terminate their traffic as discussed below.

  A switched resale arrangement typically involves the wholesale purchase of termination services by one long-distance provider from another on a variable, per-minute basis. Such resale, which was first permitted with the deregulation of the U.S. market, enables the emergence of alternative international providers that rely at least in part on transmission services acquired on a wholesale basis from other long-distance providers. A single international call may pass through the facilities of multiple long-distance resellers before it reaches the foreign facilities-based carrier that ultimately terminates the call. Resale arrangements set per-minute prices for different routes, which may be guaranteed for a set time period or subject to fluctuation following notice. The resale market for international transmission is constantly changing, as new long-distance resellers emerge and existing providers respond to fluctuating costs and competitive pressures. In order to effectively manage costs when utilizing resale arrangements, long-distance providers need timely access to changing market data and must quickly react to changes in costs through pricing adjustments or routing decisions.

  The Company has supply contracts with Sprint, Pacific Gateway Exchange, Inc., Star Vending, Inc. and a number of other interexchange carriers for long-distance telecommunications services. Typically, these agreements are terminable with minimal notice. To obtain favorable forward pricing from certain of its suppliers, the Company has committed to purchase minimum volumes of a variety of long-distance services during stated periods, whether or not such volumes are used or, in one case, has agreed to pay a surcharge equal to a percentage of the Company's shortfall from a specified monthly minimum volume. During January 1998 the Company's monthly minimum volume commitments and maximum surcharge totaled approximately $240,000.

  The Company utilizes Equant's extensive data network with access points in most countries worldwide. This network was originally created by a consortium of airlines to handle their data transport needs. The Equant Agreement allows the Company to lease network access and co-locate its switches and servers at Equant sites around the world. The Company believes that co-location will help reduce the Company's capital and operating costs and accelerate the Company's ability to implement network access points. The Company receives engineering and technical support services for the implementation and management of its value-added services. Equant also facilitates interfacing with local ITOs, which provide the switched and dedicated last links to the Company's customers. The Company's network is monitored 24 hours a day, seven days a week, from Equant's primary control centers located in Singapore, Paris and Atlanta.

  Many of Equant's access points are located in second-tier markets. The Company intends to use Equant's local "dial up" data service, allowing the Company's customers to access the Company's network via a local telephone call in many cities around the world.

  The Equant Agreement has an initial term of five years from the time the Company connects to the full number of locations available under the Equant Agreement, and a maximum initial term of 15 years, expiring in 2010. At present, the Company has not connected to all locations available under the Equant Agreement. Following the initial term, the Equant Agreement provides for extension upon mutual agreement between the parties and is terminable upon default or breach by either party. If the Equant Agreement is terminated or if such agreement is renegotiated to GlobalTel's disadvantage, or if Equant is unable to provide the Company with services in accordance with its agreement with the Company, there could be a material adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors-- Dependence on Suppliers."

COMPETITION

  The global telecommunications industry is extremely competitive and is characterized by rapid regulatory and technological change. The Company's success depends upon its ability to compete with a variety of other telecommunications providers in each of its markets, including with global alliances between and among some of the world's largest telecommunications carriers. Other potential competitors include cable television companies, wireless communications providers, ISPs, electric and other utilities with rights of way, large end users that have private networks and new entrants upon niche market opportunities. The Company believes that such competition will intensify. Many of the Company's current or potential competitors have substantially greater financial, marketing and other resources than the Company. If the Company's competitors or potential competitors devote significant additional resources to the provisioning of telecommunications services to the Company's target customer base, such action could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully against its current or future competitors. See "Risk Factors--Competition."

  Currently, the Company competes with providers and other marketers of international call-reorigination services, ITOs and other marketers of long-distance telephone service. Because of their close ties to national ITOs, regulatory authorities often can be pressured to refrain from adopting policies and granting regulatory approvals that would result in increased competition for a local ITO. If an ITO were to successfully pressure its local regulator, the Company could be denied regulatory approval in a jurisdiction in which it otherwise would be permitted to offer services. Any delay in obtaining approval, or failure to obtain approval could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's larger telecommunications competitors include some of the world's largest telecommunications companies, such as AT&T, MCI, Sprint, Worldcom, Cable & Wireless p.l.c. and British Telecommunications P.L.C. and other global telecommunications providers including USA Global Link, Inc., Telegroup, Inc. and IDT Corporation. In addition, numerous smaller carriers have emerged, both in the United States and in newly deregulated markets around the world, many of which specialize in offering international telephone services similar to the Company's call-reorigination services.

  Competition for customers in the telecommunications markets in which the Company operates is primarily based on price, and to a lesser extent on the type and quality of services offered. The Company anticipates that deregulation and increased competition will result in decreased prices for telecommunications services. The Company believes that the effects of such decreases will be at least partially offset by increased telecommunications usage and decreased costs. However, to the extent that this does not occur, there could be an adverse effect on the Company's margins and financial profits, and the Company's business, financial condition and results of operations could be materially and adversely affected.

  The market for value-added data services, such as the business-grade Internet service under development by the Company, is extremely competitive and the Company expects that competition will intensify in the future. The Company believes that its ability to compete successfully in the value-added services market depends upon a number of factors, including: market presence; the capacity, reliability, low/fixed latency and security of network infrastructure; technical expertise and functionality, performance and quality of services; customization; ease of access to and navigation of the network; the pricing policies of competitors; customer support; the ability to support existing and emerging industry standards; and industry and general economic trends.

  The Company's current and prospective competitors in the value-added services business include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than the Company. As a result, they may be able to develop and expand their communications and network infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily, and devote greater resources to the marketing and sale of their products than the Company. In addition to the Company's traditional telecommunications competitors, the Company's value-added services business competes or will compete with two additional categories of competitors: (i) ISPs including on-line service providers such as American Online, Inc., UUNET Technologies Inc., Netcom On-line Communication Services, Inc., Bolt Beranek & Newman, Inc., Microsoft Corporation and other national and regional Internet providers, who provide public access to the Internet and limited business-grade access and services; and (ii) enhanced messaging providers, including a number of newer companies such as Xpedite System, Inc., FaxSav Incorporated and Premier Technologies, Inc., that were recently established to provide niche services and have grown by expanding their service offerings. There can be no assurance that the Company will have the financial resources, technical expertise or marketing and support capabilities to compete successfully.

  The Company believes that new competitors, including large computer hardware, software, media and other technology and telecommunications companies will enter the value-added services market, resulting in even greater competition. In addition, the ability of some of the Company's competitors to bundle other services and products with VPN, global roaming services or both could place the Company at a significant competitive disadvantage. Increased competition in the value-added services market could result in significant price competition, which in turn could result in significant reductions in the average selling price of the Company's value-added services. In addition, competition could cause the Company to incur increased selling and marketing expenses, which could adversely affect the Company's profitability. There can be no assurance that the Company will be able to offset the effects of any such price reductions through an increase in the number of its customers, higher revenues from enhanced services, cost reductions or otherwise. Increased competition, price or otherwise, could result in erosion of the Company's customer base and adversely affect the Company's operating results.

  The telecommunications industry is in a period of rapid technological evolution marked by the introduction of new product and service offerings and increasing capacity for services similar to those provided and under development by the Company. Examples of some new technologies include satellite-based systems, such as the proposed Iridium World Communications Ltd., GlobalStar Telecommunications Limited and Teledesic Corp. systems, utilization of the Internet for voice and data transmission and digital wireless communications systems. The Company is unable to predict which of many possible future product and service offerings will be important to maintain its competitive position or what expenditures will be required to develop and provide such products and services. See "Risk Factors--Rapid Changes in Technology."

REGULATION

  The Company provides both value-added enhanced services as well as call-reorigination services to customers in the United States and abroad. These services are regulated to some degree both in the United States and in many foreign countries. In the United States, the FCC regulates telecommunications services. Many countries also have a regulatory body, or otherwise integrate regulatory functions in the state-owned monopoly in the telecommunications sector. In addition, international telecommunications services are subject to rules and policies promulgated by multilateral organizations. The ITU and the World Trade Organization ("WTO") both potentially influence governmental policies regulating international telecommunications as well.

  In the past few years, the regulation of international telecommunications has undergone dramatic changes. Many countries have begun to liberalize their markets, allowing competition in telecommunications services for the first time. Because of the uncertainty involved in dealing with regulatory authorities in many countries and the volatility of the market, some degree of risk exists. Government authorities, both in the United States and abroad, could potentially issue regulations or decisions that could have substantial adverse effects on the Company's profitability. If the Company is unable to provide the services it is presently providing, or intends to provide, or to use existing or contemplated transmission methods due to its inability to receive or retain formal or informal approvals for such services or transmission methods, or for any other reason related to regulatory compliance or lack thereof, such events could have a material adverse effect on the Company's business, financial condition and results of operations

 Telecommunications

  In 1995, the FCC granted the Company authorization to resell international switched services pursuant to Section 214 of the Communication Act of 1934. The Company uses this Section 214 license to provide call-reorigination services to customers in foreign countries using a number of methods. Some methods involve completed calls and other communications to the United States from foreign countries, and other methods, such as traditional call back service, involve incomplete calls which avoid the high international rates offered by the ITO in a particular regulated country by providing a dial tone from a deregulated country, typically the United States. To place a call using traditional call back service, a user dials a unique phone number to an international carrier's switching center and then hangs up after it rings. The user then receives an automated call back providing a dial tone from the United States, which enables the user to complete the call. In its effort to drive down international telecommunications accounting rates, the FCC has endorsed the provisioning of call-reorigination services by U.S. operators. However, there is a substantial risk involved in providing traditional call back services. A substantial number of countries consider call-reorigination adverse to the interests of their national telecommunications sectors and in some cases, these countries have passed laws to make traditional call back services illegal.

  In June 1995, the FCC issued an order stating that it would consider enforcement action against operators based in the United States engaged in call-reorigination by means of the traditional call back method in countries where this activity is expressly prohibited. The FCC confirmed in the order that call-reorigination by means of traditional call back service does not violate either United States domestic law or international law. Under the FCC order, a party requesting enforcement assistance from the FCC must provide sufficient documentation of the illegality of traditional call back service and detailed evidence of the operator's violation of the law by virtue of its provision of traditional call back services in the country. The FCC also requires the party to provide documentation of the declaratory or enforcement action taken by the applicable country's national authorities against the operator before requesting the FCC's assistance in enforcing the country's laws against the operator. At November 30, 1997, 31 countries had filed documents with the FCC alleging that certain forms of call-reorigination services violate their respective domestic laws. Of those 31 countries, only the Philippines and Saudi Arabia had fully complied with the FCC's documentation requirements. Sales by agents located in the Philippines and Saudi Arabia represented approximately 2.2% and 1.4% of the Company's call-reorigination revenues and total revenues during the first nine months of 1997, respectively, and revenues from agents located in those 31 countries represented approximately 11.7% and 7.5% of the Company's call-reorigination revenues and total revenues during the first nine months of 1997, respectively. To date, the FCC has not specified the types of actions it might take against an operator, but possible enforcement remedies include the issuance of a cease-and-desist order, imposition of a monetary sanction, or, in an extreme case, revocation of the operator's Section 214 license. The FCC recently took enforcement action by revoking the operator's Section 214 license in a case involving the Philippines. The Company provides call-reorigination services in certain of these countries. Any enforcement action taken by the FCC, in addition to any actions taken by the foreign country's authorities, could have a material adverse effect on the Company's business, financial condition and results of operations.

  Within the United States, the interstate and international telecommunications services currently provided by GlobalTel are subject to the exclusive jurisdiction of the FCC. In the event that the Company decides to offer intrastate telecommunications services, such activity will be subject to the jurisdiction of the individual states in which the Company provides such services. In the majority of states it is necessary to obtain a certificate of public convenience and necessity from the appropriate state agency prior to offering intrastate telecommunications services. The Company will apply for and obtain the required certificates and any other approvals prior to the time it offers any intrastate telecommunications services, although there can be no assurance that the Company will be successful in obtaining such certificates and approvals. See "Risk Factors--Regulatory Risks."

 Value-Added Services

  The Company provides enhanced data services to customers in the United States and abroad, including enhanced fax, enhanced e-mail, Internet access and intranet services. These services are potentially subject to some regulation in the United States and in several of the foreign countries in which the Company operates. Countries that are signatories to the General Agreement on Trade in Services must grant WTO member states most favored nation status with respect to provisioning of enhanced services pursuant to the Telecommunications Annex to that Agreement. This requires WTO member states to accord non-discriminatory treatment to companies seeking to provide enhanced services. In addition, the WTO provides a forum for dispute settlement in the event that a signatory country violates the most favored nation treatment principle.

  In the United States and abroad, enhanced and value-added services are essentially unregulated. The FCC's Computer II decision in 1980 and the 1996 Telecommunications Act establish that enhanced services of the type provided by the Company are outside the definition of regulated telecommunications or common carrier services. The Company's enhanced services also are exempt from local access charges pursuant to FCC rules. This exemption, however, has been threatened from time to time both by Congress and the FCC. In addition, as part of the 1996 Telecommunications Act, all telecommunications operators providing certain domestic telecommunications services are required to make contributions to the Universal Service Fund established thereunder, which provides a subsidy to facilitate the provision of telecommunications services to high-cost areas. While the Company's current operations do not subject it to such requirement, it is possibile that enhanced services providers may be required in the future to contribute some portion of their revenues to the Universal Service Fund. This issue arose during the FCC's implementation of the 1996 Telecommunications Act and to date remains largely unsettled. If the FCC were to respond to congressional pressure from some members of Congress to eliminate the local access charge exemption, or if it were to begin regulating enhanced services in some other way, the Company's business, financial condition and results of operations could be materially adversely affected. Although to date no such legislation has been introduced, a law requiring the Company to contribute to the Universal Service Fund would result in higher costs for the Company, and there could be a material adverse effect on the Company's business, financial condition and results of operations. The Company cannot predict the impact, if any, that future regulation or regulatory changes may have on the Company's enhanced services business.

  The Company is also subject to local laws in each country in which it provides enhanced services. In most countries, the Company must secure a license to provide these services. The Company places license requirements for data transmission into three basic categories according to the regulatory environment and requirements for conducting business as follows: (i) open class and required registration; (ii) formal application process; and (iii) local partner requirement. In most developed and deregulated countries, such as Australia and the United Kingdom, the provisioning of data services requires an "open class" filing with the local jurisdictional authority in conjunction with the establishment of an in-country legal entity. The open class filing is essentially a statement of the class of services being offered by the provider. However, in some countries, such as in Japan and Germany, a more detailed registration may be required with local authorities which may entail a full description of the service provider and detailed descriptions of the services being provided, together with rates and other information. In other countries, the provisioning of data transmission and value-added services requires approval by local jurisdictional authorities. This process may differ significantly from country to country, but generally entails the review of a formal application in order to obtain the necessary license. This process may take three to six months. Examples of markets in which the formal application process are required include Hong Kong and Singapore. Because the Company plans to initiate business in countries which have adopted deregulatory policies, the Company believes that the risk of not being able to obtain required licenses in target markets is not material; however, the time and legal expense required to complete the licensing process could affect the timing of the introduction of the Company's services and the start-up costs involved in launching service. In certain countries with extremely restrictive regulatory environments, obtaining licenses may be difficult or impossible. In such cases, the Company may elect to work with a local partner, such as an independent commercial and/or government-related entity, such as an ITO.

  Local laws and regulations differ significantly among the jurisdictions in which the Company operates, and the interpretation and enforcement of such laws and regulations vary or are often based on the informal views of the local ministries which in some cases are subject to influence by the domestic operator. There can be no assurance that the Company has accurately predicted the enforcement of applicable laws and regulations or regulatory and enforcement trends in a given jurisdiction or will be found in compliance with all such laws and regulations. Failure to predict the enforcement of applicable laws accurately, or incorrect interpretations of applicable laws and regulations, could cause the Company to lose or to be unable to obtain regulatory approvals necessary for it to be able to provide certain of the services the Company markets. Such failure could result in material adverse effects on the Company's ability to provide services. See "Risk Factors--Regulatory Risks."

INTELLECTUAL PROPERTY

  The Company owns U.S. Registration No. 1,944,078 for the mark PRIMECALL for reselling long-distance telecommunications services. The Company has filed applications in the national trademark offices of Australia, Hong Kong and Japan and in the regional European Community trademark office to register the service mark PRIMECALL. There can be no assurance that the Company's trademark applications will result in any registration being issued, or that such registration will be held valid and enforceable if challenged. The Company currently does not hold any registered patents or copyrights.

  The Company currently does not hold any trademark registrations for the mark GLOBALTEL. The Company relies primarily on common law rights to establish and protect its trade secrets and other intellectual property. The Company is aware of a pending U.S. application by Cellnet Corporation ("Cellnet") to register the mark GLOBALTEL for providing international wireless telephone communication services on a temporary basis, including renting telephones therefor. The Company believes that it may have commenced using the mark GLOBALTEL before Cellnet and is assessing whether to oppose Cellnet's application. The Company is also aware that Interactive Media Technologies, Inc. is doing business in the area of international callback services under the trade name GlobalTel. There can be no assurance that the Company's use of the mark GLOBALTEL will continue unimpeded or the Company's measures to protect its intellectual property will deter or prevent the unauthorized use of the Company's intellectual property. The Company could incur substantial costs and diversion of management resources relating to the enforcement of its intellectual property rights. In addition, if the Company is unable to adequately protect its intellectual property, including existing service marks and trademarks, there could be an adverse material effect on the Company's business, financial condition and results of operations.

  While the Company is not aware of any assertion that it infringes the proprietary rights of any third parties, there can be no assurance that third parties will not assert such claims against the Company in the future or that such claims will be unsuccessful. The Company could incur substantial costs and diversion of management resources with respect to the defense of any claims relating to proprietary rights. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief against the Company, which could effectively block the Company's ability to use the proprietary rights of those third parties. Such a judgment would have a material adverse effect on the Company's business, financial condition and results of operation. In the event a claim relating to proprietary rights is asserted against the Company, the Company may seek licenses to such proprietary rights. There can be no assurance however, that licenses could be obtained on commercially reasonable terms, if at all, or that the terms of any offered licenses will be acceptable to the Company. The failure to obtain any necessary licenses or other rights could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors-- Rapid Changes in Technology."

EMPLOYEES

  As of January 31, 1998, the Company had 31 full-time employees. The Company expects to hire additional personnel as needed to meet future growth. None of the Company's employees is represented by a labor union and the Company considers its relationship with its employees to be good.

PROPERTIES

  The Company leases approximately 4,800 square feet of office space for its headquarters and Operations Center in Seattle, Washington under a lease that expires on December 31, 1998 and requires monthly payments of $5,850. In addition, the Company leases approximately 1,500 square feet of space in Los Angeles, California, for switch equipment under a lease that expires on June 30, 2006 and requires monthly payments of $5,040.

LEGAL PROCEEDINGS

  The Company is not a party to any litigation that is expected to have a material adverse impact on the business, financial condition or results of operations of the Company.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company are as follows:

                NAME                AGE POSITION
                ----                --- --------
 Ronald P. Erickson...............  54  Chairman of the Board, Chief Executive
                                        Officer and President
                                        Senior Vice President, Marketing and
 German F.H. Burtscher............  38  Sales and Secretary
 Eric D. Orse.....................  33  Director of Finance and Treasurer
                                        Director, Senior Vice President and
 Ronald B. Fox....................  52  President of Primecall
 John E. Cox......................  70  Vice President, Network Services
 Bruce L. Crockett (1)............  53  Director
 Randall J. Ottinger (2)..........  39  Director
 Lyman C. Hamilton, Jr. ..........  71  Director
 Michael S. Brownfield (1)(2).....  57  Director
 Steven S.V. Wong (1)(2)..........  56  Director
 Paul H.F.M. van de Plas..........  37  Director
 Frank Krentzman..................  40  Director

--------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

  Ronald P. Erickson has served as Chairman of the Board, President, Chief Executive Officer and a Director of the Company since January 1996. From August 1994 to January 1996, he was Managing Director of Globalvision L.L.C., an international strategic consulting firm. From September 1992 to August 1994, he served variously as Chairman and Vice Chairman of the Board, President and Chief Executive Officer of Egghead Software, Inc., a retailer of software and computer peripheral products. He was also the co-founder and a director of Microrim, Inc., a database software developer from November 1981 to May 1992. Currently, he is also a director of ITEX Corporation, a trading and financial services company, Westower Corporation, a wireless communications company and Intrinsyc Software, Inc., a developer of software tools and components. Mr. Erickson holds a B.A. from Central Washington University, an M.A. from the University of Wyoming and a J.D. from the University of California, Davis, School of Law.

  German F.H. Burtscher has served as the Company's Senior Vice President, Marketing and Sales since February 1997 and served as its Vice President, Strategic Marketing and Product Development from October 1995 to February 1997. In addition, Mr. Burtscher has certain rights to serve on the Board of Directors. See "--Board of Directors Composition." In January 1995, he co-founded Ratsten International Telecommunications, Inc., a telecommunications services provider, and served as its President until October 1995. He also served as Regional Sales Manager and Senior Account Executive of World Call Telecommunications, a long distance telephone carrier, from June 1992 to January 1995. Mr. Burtscher holds a B.A. in Business and Sociology from the University of Austria, Innsbruck and an M.B.A. in Finance and International Marketing from the University of Austria, Graz.

  Eric D. Orse has served as the Company's Director of Finance and Treasurer since October 1997, and served as an outside financial consultant to the Company from June 1997 to September 1997. He is also the owner and principal of Orse & Co., Inc., a financial consulting firm. From May 1995 to October 1996, he served as Chief Financial Officer of First Nationwide Automotive Acceptance, Inc., an automotive leasing finance company. He also served as Senior Accountant and Senior Consultant at Price Waterhouse LLP from

January 1994 to April 1995 and from July 1989 to January 1992. From February 1992 to December 1993, Mr. Orse was enrolled in a Masters in Business Administration program. Mr. Orse is a C.P.A. and holds a B.A. in Accounting and an M.B.A. in Finance and Business Management, both from Seattle University.

  Ronald B. Fox has served as the Company's Senior Vice President since October 1997, as President of the Company's subsidiary, Primecall, Inc., since September 1997 and as a Director of the Company since December 1997. From January 1994 to February 1997, he served as Vice President of Hi Rim Communications, Inc., an international facilities-based telecommunications carrier. In April 1997, subsequent to Mr. Fox's resignation as an officer, Hi Rim Communications, Inc. filed a petition under the federal bankruptcy laws in the United States Bankruptcy Court for the District of Nevada. From June 1988 to March 1994, he served as President of Ronald B. Fox & Associates, a telecommunications consulting firm. Mr. Fox holds an A.S. in Business Marketing from Lansing Community College.

  John E. Cox has served as a consultant to the Company since August 1997 and will enter into an employment agreement concurrent with the closing of this Offering to become the Company's Vice President, Network Services. From January 1996 to August 1997, he was the Company's Vice President, Network Services Development. Prior to joining the Company, he was a self-employed consultant from September 1995 to December 1995 and served as Vice President of Ascent Logic Corporation, a computer software company, from March 1989 to August 1995. Earlier in his career, Mr. Cox served as Senior Vice President of Transmission Products at DSC Communications, Vice President of Telephone Network Products at MA-Com, Technical Director of ITT Corporation's System 12 Distributed Digital Switching program and Vice President of Engineering for Western Union. Mr. Cox holds an M.S. in Computer Science from Stevens Institute of Technology.

  Bruce L. Crockett has served as a Director of the Company since September 1997 and is a member of the Company's Compensation Committee. From February 1992 to July 1996 he served as President, Chief Executive Officer and a Director of COMSAT Corporation, a global telecommunications company. He is also a director, chairman of the compensation committee and member of the audit committee of ACE Limited, a multi-link insurance company, and a director and trustee of mutual funds managed by AIM Management Group Inc., a mutual fund company. Mr. Crockett holds an A.B. in Geography from the University of Rochester, a B.S. in Accounting from the University of Maryland and an M.B.A. in Finance from Columbia University.

  Randall J. Ottinger has served as a Director of the Company since September 1997 and is a member of the Company's Audit Committee. Mr. Ottinger was the Company's President from March 1997 to August 1997 and its Vice President, Marketing from January 1996 to February 1997. Since September 1997, he has served as Senior Vice President, Marketing and Business Development of Richter Systems International Inc., a software company. From June 1993 to January 1996 he served as Senior Vice President of Marketing of the Air-to-Ground Division of Claircom, Inc., a division of McCaw Cellular, Inc., and from February 1992 to May 1993 he was Head of Strategic Planning at Egghead Software, Inc. Mr. Ottinger holds a B.A. in Psychology from Cornell University and an M.B.A. from Harvard University.

  Lyman C. Hamilton has served as a Director of the Company since November 1997. He also served as President and Chief Executive Officer of Interdigital Communications Corporation from 1994 to 1995. Prior to that, Mr. Hamilton served as Chairman of the Board from 1993 to 1994, and as President and Chief Executive Officer from 1991 to 1993, of Alpine Polyvision, Inc., a developer of flat panel displays. Mr. Hamilton was employed by ITT Corporation from 1962 to 1979 where he served as President from 1977 to 1979 and as Chief Executive Officer in 1978 and 1979. Currently, he is a director of Marine Management Systems, Inc., a provider of shipboard hardware and software management systems, Scan-Optics, Inc., a provider of optical character recognition equipment, and Polyvision Inc., a provider of visual display equipment and developer of flat panel displays. Mr. Hamilton holds a B.A. from Principia College and an M.P.A. from Harvard University.

  Michael S. Brownfield has served as a Director of the Company since January 1996 and is a member of the Company's Compensation and Audit Committees. Mr. Brownfield, a private investor, is also a director of NW Cascade Inc., a construction service and supply company, Cutter & Buck, Inc. a men's apparel company, and Accurate Molded Plastics Inc., a plastics manufacturer. Mr. Brownfield holds a B.S. from the University of Oregon.

  Steven S.V. Wong, whose principal residence is located in Singapore, has served as a Director of the Company since March 1996 and is a member of the Company's Audit and Compensation Committees. Mr. Wong has been a private investor since 1991. Currently, he is also the non-executive Chairman of the Board of Directors of John Hancock Life Assurance Company, and a director of Gereg Capital Corporation, Beijing AusAsean Investment Advisors, Sinoelectric Technology, Northeastern Holdings and Dupont Ltd. Mr. Wong holds a B.S. in Mathematics from the University of Singapore and an M.S. in Actuarial Science from Northeastern University.

  Paul H.F.M. van de Plas, whose principal residence is located in the Netherlands, has served as a Director of the Company since September 1997. He has also served as Director of N.I.B. Securities N.V., a Dutch investment bank, since May 1996, as Director of Carparkers Nederland B.V., a Dutch investment bank, since May 1995 and as head of Equity Investment since May 1996. Prior to that, he served as Director of Institutional Sales at Credit Lyonnais Nederland Bank from August 1993 to April 1996. In addition, he served as an Institutional Sales Advisor at BZW, an investment bank, from August 1990 to September 1996 and at ABN AMRO, a Dutch commercial bank, from July 1987 to September 1990. Mr. van de Plas holds an M.Sc. from the University of Tilburg.

  Frank Krentzman has served as a Director of the Company since January 1997 and was the Company's Senior Vice President from January 1996 to August 1997. See "--Board of Directors Composition." Currently, he is serving as President of Succint Communications, a telecommunications consulting company. In January 1994, he co-founded Ratsten International Telecommunications, Inc. and served as its Vice President until October 1995.

BOARD OF DIRECTORS COMPOSITION

  The Company's Board of Directors will be divided into three classes at the 1998 Annual Meeting of Shareholders. The Class I directors will serve an initial term until the 1999 Annual Meeting of Shareholders, the Class II directors will serve an initial term until the 2000 Annual Meeting of Shareholders and the Class III directors will serve an initial term until the 2001 Annual Meeting of Shareholders. Each class will be elected for three-year terms following its respective initial term. Officers of the Company are elected at the first meeting of the Board of Directors following the meeting of the shareholders at which directors are elected and serve at the discretion of the Board of Directors. See "Description of Securities--Certain Provisions in Restated Articles." There are no family relationships among the Company's directors and executive officers.

  Under the terms of a warrant issued to Dupont Ltd., an affiliate of Steven S.V. Wong, Dupont has the right to require the Company to appoint a person selected by Dupont to the Board of Directors and to nominate and recommend that designee for election to the Board by the shareholders of the Company. Mr. Wong is not Dupont's designee and to date, Dupont has not elected to exercise this right. See "Certain Transactions." In addition, pursuant to the Company's 1995 agreement to acquire GFP Group, Inc., German F.H. Burtscher and Frank Krentzman have the right to occupy a seat on the Board of Directors in alternating calendar years. See "Certain Transactions." Messrs. Burtscher and Krentzman also have the joint right to nominate an additional designee for election to the Board of Directors by the shareholders and each has a right to attend Board meetings notwithstanding which of them is currently serving on the Board of Directors. Paul H.F.M. van de Plas is currently Messrs. Burtscher's and Krentzman's designee to the Board of Directors. Messrs. Burtscher's and Krentzman's rights to Board representation and appointment of a designee renew for a three year rolling term until terminated by the Company. To date, the Company has not elected to terminate these rights.

BOARD COMMITTEES

  The Board of Directors currently has an Audit Committee and a Compensation Committee. The Audit Committee oversees the actions taken by the Company's independent auditors and reviews the Company's internal financial and accounting controls and policies. The Compensation Committee is responsible for determining salaries, incentives and other forms of compensation for officers and other employees of the Company and administers the Company's incentive compensation and benefit plans.

DIRECTOR COMPENSATION

  Directors who are not officers of the Company are reimbursed by the Company for reasonable costs and expenses incurred in attending Board meetings. On October 30, 1997, the Company granted options to purchase 2,000, 1,000, 2,000, 1,000 and 2,000 shares of the Company's Common Stock at an exercise price of $5.50 per share to each of Messrs. Brownfield, Crockett, Wong, van de Plas and Krentzman, respectively, in consideration of their service on the Board. These options were exercisable in full upon grant. On October 30, 1997, the Company also issued 2,000 shares of Common Stock to each non-employee director. Upon his appointment to the Board on November 11, 1997, the Company granted Mr. Hamilton 2,000 shares of Common Stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During 1996, the Company established a Compensation Committee currently consisting of Messrs. Wong, Brownfield and Crockett. From time to time, the Company has entered into transactions with members of the Compensation Committee. See "Certain Transactions."

DIRECTOR AND OFFICER INDEMNIFICATION AND LIABILITY

  The Company's amended and restated articles of incorporation (the "Restated Articles") include a provision permitted by Washington law that limits the liability of the Company's directors. Under the provision, no director will be personally liable to the Company or its shareholders for monetary damages for conduct as a director, excluding, however, liability for acts or omissions involving intentional misconduct or knowing violations of law, illegal distributions or transactions from which the director receives benefits to which the director is not legally entitled. In addition, Washington law provides for broad indemnification by the Company of its officers and directors. The Company's Bylaws and indemnification agreements entered into between the Company and its directors implement this indemnification to the fullest extent permitted by law. Insofar as the indemnity against liabilities arising under the Securities Act may be applicable to directors or officers pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

  Summary Compensation Table. The following table sets forth certain compensation awarded to, earned by or paid to the Company's Chief Executive Officer and to the other executive officers whose total annual salary and bonus exceeded $100,000 (collectively, the "Named Executive Officers") in the fiscal year ended December 31, 1997.

  Several of the Named Executive Officers resigned from the Company in August 1997. Michael S. Sims resigned as Chief Operating Officer and was replaced by Ronald B. Fox. John E. Cox resigned as the Company's Vice President, Network Services Development. Since then he has served as a consultant to the Company and will enter into an employment agreement concurrent with the closing of the Offering. Alan H. Chin resigned as a Senior Vice President in August 1997 and as a Director in December 1997. Currently, he is working as an agent for the Company pursuing business opportunities in Asia. See "Certain Transactions."

                          SUMMARY COMPENSATION TABLE

                                                       LONG-TERM
                                        ANNUAL        COMPENSATION
                                     COMPENSATION        AWARDS
                                    ----------------- ------------
                                                       SECURITIES
                                                       UNDERLYING   ALL OTHER
         NAME AND POSITION           SALARY     BONUS   OPTIONS    COMPENSATION
         -----------------          --------    ----- ------------ ------------
Ronald P. Erickson
 Chairman of the Board, President
  and Chief Executive Officer...... $154,479(1)   --      4,000         --
German F.H. Burtscher
 Senior Vice President, Marketing
  and Sales........................  143,718(2)   --      4,000        --
Michael S. Sims....................  169,499(3)   --     15,000         --
John E. Cox........................  128,960(4)   --     10,000         --
Alan H. Chin.......................  127,864(5)   --      4,000         --

--------

(1) Includes $70,787 of deferred salary, plus accrued interest thereon at an annual rate of ten percent. On September 22, 1997, this sum, together with $34,434 of compensation earned during 1996, was converted into a warrant to purchase 19,131 shares of Common Stock at an exercise price of $0.05 per share.

(2) Includes $60,026 of deferred salary, plus accrued interest thereon at an annual rate of ten percent. On September 22, 1997, this sum, together with $18,045 of compensation earned during 1996, was converted into a warrant to purchase 14,194 shares of Common Stock at an exercise price of $0.05 per share.

(3) Includes $107,807 of deferred salary, plus accrued interest thereon at an annual rate of ten percent. On September 22, 1997, this sum, together with $163,400 of compensation earned during 1996, was converted into a warrant to purchase 49,310 shares of Common Stock at an exercise price of $0.05 per share.

(4) Includes $67,267 of deferred salary, plus accrued interest thereon at an annual rate of ten percent. On September 22, 1997, this sum, together with $76,363 of compensation earned during 1996, was converted into a warrant to purchase 26,114 shares of Common Stock at an exercise price of $0.05 per share.

(5) Includes $64,440 of deferred salary, plus accrued interest thereon at an annual rate of ten percent. On September 22, 1997, this sum, together with $60,429 of compensation earned during 1996, was converted into a warrant to purchase 22,703 shares of Common Stock at an exercise price of $0.05 per share.

 Option Grants Table

  The following table contains information concerning stock option grants made to each of the Named Executive Officers during the fiscal year ended December 31, 1997.

              OPTION GRANTS IN YEAR ENDED DECEMBER 31, 1997

                                     INDIVIDUAL GRANTS
                         ------------------------------------------
                                                                       POTENTIAL
                                                                    REALIZABLE VALUE
                                                                       AT ASSUMED
                                                                    ANNUAL RATES OF
                          NUMBER OF  % OF TOTAL                       STOCK PRICE
                         SECURITIES   OPTIONS   EXERCISE            APPRECIATION FOR
                         UNDERLYING  GRANTED TO  PRICE              OPTION TERMS (2)
                           OPTIONS   EMPLOYEES    PER    EXPIRATION ----------------
          NAME           GRANTED (1)  IN 1997    SHARE      DATE      5%      10%
          ----           ----------- ---------- -------- ---------- ------- --------
Ronald P. Erickson......    4,000        4.5     $5.50    2/21/07   $13,836 $ 35,062
German F.H. Burtscher...    4,000        4.5      5.50    2/21/07    13,836   35,062
Michael S. Sims.........   15,000       16.9      5.50    2/21/07    51,884  131,483
John E. Cox.............   10,000       11.3      5.50    2/21/07    34,589   87,656
Alan H. Chin............    4,000        4.5      5.50    2/21/07    13,836   35,062

--------

(1) Grants generally vest 25% on the date of grant and 25% on each yearly anniversary date during the three years following the date of grant, as long as the optionee remains an employee with, consultant to or director of the Company. Vesting of options may be accelerated at the discretion of the administrator of the Company's 1996 Plan. The maximum term of each option granted is ten years from the date of grant. The exercise price is equal to the fair market value of the stock on the grant date as determined by the Board of Directors. See "--Benefit Plans--Stock Option Plan."
(2) Potential gains are net of the exercise price but before taxes associated with the exercise. The 5% and 10% assumed annual rates of compounded stock appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price. Actual gains, if any, on stock option exercises are dependent on the future financial performance of the Company, overall market conditions and the option holders' continued employment through the vesting period.

  Option Values. The following table contains information concerning options to purchase Common Stock held by each of the Named Executive Officers as of December 31, 1997. None of the Named Executive Officers exercised any stock options during 1997.

                    FISCAL 1997 YEAR-END OPTION VALUES

                         NUMBER OF SECURITIES UNDERLYING            VALUE OF UNEXERCISED
                             UNEXERCISED OPTIONS AT                IN-THE-MONEY OPTIONS AT
          NAME                DECEMBER 31, 1997 (#)               DECEMBER 31, 1997 ($) (1)
          ----           -------------------------------          -------------------------
                          EXERCISABLE          UNEXERCISABLE      EXERCISABLE UNEXERCISABLE
                         -----------------    ----------------    ----------- -------------
Ronald P. Erickson......               4,500                   --      --           --
German F.H. Burtscher...               4,329                   --      --           --
Michael S. Sims.........              42,933                   --      --           --
John E. Cox.............              26,500                   --      --           --
Alan H. Chin............               9,100                   --      --           --

--------

(1) Options are "in the money" if the fair market value of the underlying securities exceeds the exercise price of the options. The exercise prices for all options granted to the Named Executive Officers were equivalent to the fair market value of the Common Stock of the Company, as determined by the Board of Directors, as of December 31, 1997.

EMPLOYMENT AGREEMENTS

  Effective upon the closing of this Offering, the Company will enter into employment agreements with each of Messrs. Erickson, Burtscher, Fox, Orse and Cox (collectively, the "Executives") for a term of one year. The employment agreements will provide for an annual salary of $200,000, $150,000, $150,000, $120,000 and $150,000 for Messrs. Erickson, Burtscher, Fox, Orse and Cox, respectively. The employment agreements also include the grant of an option to each of Messrs. Erickson, Burtscher, Fox, Orse and Cox to purchase 100,000, 60,000, 60,000, 20,000 and 40,000 shares of Common Stock, respectively, under the 1996 Plan at an exercise price equal to the initial public offering price. Each option will expire ten years from the date of grant and will vest over a period of three years or upon a schedule based on the Company's performance against goals to be established by the Compensation Committee of the Board of Directors. Each Executive may terminate the agreement upon three months notice. If an Executive's employment is terminated by the Company without cause as defined in the agreement, the Company will be required to pay that Executive severance pay in the amount equivalent to six months' salary and benefits. Pursuant to the employment agreements, each Executive will agree not to compete with the Company for a period of one year following termination of his employment.

BENEFIT PLANS

  Stock Option Plan. In 1996, the Company adopted the GlobalTel Resources, Inc. 1996 Stock Option Plan (the "1996 Plan"), which contains an incentive option component, pursuant to which options for the purchase of Common Stock are intended to qualify under Internal Revenue Code Section 422 ("Incentive Options"), and a nonqualified stock option component, under which options for the purchase of Common Stock will not qualify under Section 422 ("Nonqualified Options"). The Company's Compensation Committee is currently the Plan Administrator for the 1996 Plan. Incentive Options may be granted to any employee, including employees who are directors, and Nonqualified Options may be granted to such persons as the Plan Administrator shall select. The Plan Administrator determines the terms and conditions of options granted under the 1996 Plan, including the exercise price, provided that the exercise price for Incentive Options must be equal to or greater than the fair market price of the Common Stock on the date of grant. Unless otherwise provided by the Plan Administrator, options granted under the 1996 Plan vest 25 percent on the date of grant and thereafter at 25 percent per year over a three-year period so that all options are fully vested after three years. Options granted under the 1996 Plan generally are exercisable for a period of ten years from the date of grant, except that Incentive Options granted to persons who beneficially own more than ten percent of the Common Stock terminate after five years.

  Options granted under the Plan are not transferable other than by will or the laws of descent and distribution.

  There are 700,000 shares of Common Stock authorized for issuance pursuant to the 1996 Plan, subject to approval by the Company's shareholders. Upon completion of this Offering, there will be an aggregate of 528,426 shares of Common Stock subject to outstanding options under the 1996 Plan, of which options to purchase an aggregate of 218,426 shares of Common Stock at an exercise price of $5.50 per share will be held by 51 individuals and options to purchase 310,000 shares of Common Stock at an exercise price equal to the initial public offering price will be held by five officers of the Company. See "--Employment Agreements."

  Employee Stock Purchase Plan. The Company has adopted an employee stock purchase plan (the "Purchase Plan"), which is intended to qualify under Internal Revenue Code Section 423. The Purchase Plan provides that 300,000 shares of the Company's Common Stock be reserved for issuance upon exercise of purchase rights granted thereunder, subject to adjustment for stock dividends, stock splits, reverse stock splits and similar changes in the Company's capitalization. The Purchase Plan is designed to encourage stock ownership by employees of the Company.

  Under the Purchase Plan, an eligible employee will be entitled to purchase shares of Common Stock from the Company through payroll deductions ranging from one percent to ten percent of total compensation, at a price equal to the lesser of 85 percent of the fair market value of the Company's Common Stock on the first or the last day of each six month offering period under the Purchase Plan. The offering periods will commence approximately on January 1 and July 1 of each year, with the first offering period commencing on a date to be determined by the Board of Directors.

                             CERTAIN TRANSACTIONS

  The Company was incorporated in November 1994. In December 1994, the Company issued an aggregate of 421,760 shares of a class of its common stock to ten persons and entities. Alan H. Chin and Curtis E. Lew, both co-founders of the Company, and Kenji Sato were each issued 80,000 shares of stock in exchange for past and future services. Katsuhiko Okunuki purchased 75,046 shares for cash at a purchase price of $2.65 per share. Osamu Ishii was issued 8,000 shares of stock in exchange for past and future services and purchased 37,502 shares at a purchase price of $2.65 per share. In December 1995, the Company issued 785,041 shares of Common Stock in exchange for all outstanding shares of the various classes of its common stock on a one-to-one basis. The Company repurchased all of Messrs. Sato's, Ishii's and Okunuki's shares in a series of transactions during 1995 and 1996 at a purchase price of $5.50 per share.

  In December 1995, the Company acquired GFP Group. Inc. ("GFP") through the issuance of 216,791 shares of Common Stock in a one-for-one exchange for all of the outstanding capital stock of GFP. Pursuant to this transaction, North Willow Family L.P., a limited partnership in which Ronald P. Erickson, the Company's Chairman, President and Chief Executive Officer, and his two daughters are limited partners, was issued 54,000 shares of Common Stock; Sirius International Communications, a general partnership in which German F.H. Burtscher, the Company's Senior Vice President, Marketing and Sales, and Frank Krentzman, a director and former Senior Vice President of the Company, were the sole partners, was issued 95,791 shares of Common Stock; and Laura Street Family L.P. ("Laura Street"), a limited partnership in which Craig Palmer, a former director and officer of the Company, and certain members of his immediate family are partners, was issued 54,000 shares of Common Stock. In connection with the acquisition, the Company also agreed to issue to each of Messrs. Burtscher and Krentzman 30,000 shares of Common Stock, and to grant Mr. Erickson an option to purchase 30,000 shares of Common Stock, all conditioned upon the Company obtaining certain financing as determined by the Company's Board of Directors. Additionally, the Company assumed GFP's obligations under employment agreements with Messrs. Erickson, Burtscher, Krentzman and Palmer. By mutual consent of the parties, the terms of these employment agreements were never performed. In addition, Messrs. Burtscher and Krentzman have certain rights to serve on the Board of Directors. See "Management--Board of Directors Composition."

  During late 1995 and early 1996, the Company paid Craig Palmer approximately $150,000 in commissions in connection with financial consulting services. In August 1996, in connection with Mr. Palmer's termination as an officer of the Company, the Company entered into a one-year consulting agreement with Laura Street. Pursuant to the terms of this agreement, the Company paid Laura Street consulting fees of approximately $125,000, issued an aggregate of 3,636 shares of Common Stock to Mr. Palmer's two sons and granted Laura Street a warrant to purchase 30,000 shares of Common Stock at an exercise price of $5.50 per share. This warrant expires upon the earlier of August 15, 1999 or the date the Company closes a public offering of Common Stock with aggregate net proceeds to the Company of at least $25 million.

  In December 1995, as part of the Company's acquisition of GFP, the Company assumed GFP's obligations under two demand promissory notes payable to Michael
S. Brownfield, a director of the Company, both bearing interest at a rate of ten percent per annum, increasing to 12 percent per annum when the notes are past due. Both of these notes are secured by a pledge of certain shares of GFP stock held by the Company. The first note was issued in October 1995 in the amount of $50,000 and the second note was issued in November 1995 in the amount of $20,000. In connection with the assumption of these notes, the Company also issued to Mr. Brownfield a warrant to purchase for nominal consideration 5,679 shares of Common Stock. Concurrently therewith, the Company sold to Mr. Brownfield 90,909 shares of Common Stock for a purchase price of $5.50 per share and granted Mr. Brownfield a warrant to purchase 9,091 shares of Common Stock at an exercise price of $5.50 per share. In February 1996, Mr. Brownfield loaned the Company $100,000 at an interest rate of ten percent per annum, increasing to 12 percent per annum when the debt is past due, and maturing on February 22, 1997. In consideration of this loan, the Company granted to Mr. Brownfield a warrant to purchase 1,200 shares of Common Stock at an exercise price of $5.50 per share. This warrant expires on the earlier of: (a) the date the Company closes a public offering of Common Stock with aggregate net proceeds to the Company of at least $25 million; or (b) February 22, 1999. In April 1996, Mr. Brownfield loaned the Company $300,000 pursuant to a promissory note bearing interest at a rate of ten percent per annum, increasing to 12 percent per annum when the note is past due, and maturing on April 15, 1997. In consideration of this loan, the Company granted to Mr. Brownfield a warrant to purchase 3,600 shares of Common Stock at an exercise price of $5.50 per share. This warrant expires on the earlier of: (a) the date the Company closes a public offering of Common Stock with aggregate net proceeds to the Company of at least $25 million; or (b) April 15, 1999. In June 1996, the Company granted Mr. Brownfield a warrant to purchase 840 shares of Common Stock at an exercise price of $5.50 per share in exchange for forbearance on the October and November 1995 notes. This warrant expires on the earlier of: (a) the date the Company closes a public offering of Common Stock with aggregate net proceeds to the Company of at least $25 million; or
(b) June 24, 1999. In October 1997, Mr. Brownfield loaned the Company $150,000 pursuant to a promissory note bearing interest at a rate of ten percent per annum and maturing on February 15, 1999. In consideration of this loan, the Company granted Mr. Brownfield a warrant to purchase 3,000 shares of Common Stock at an exercise price of $5.50 per share. This warrant expires on the earlier of: (a) the date the Company closes a public offering of Common Stock with aggregate net proceeds to the Company of at least $25 million; or
(b) October 2, 2000. In November 1997, Mr. Brownfield agreed to convert $235,000 in principal plus interest accrued thereon owed under past due promissory notes into 50,490 shares of Common Stock. Mr. Brownfield also agreed to reschedule an additional $235,000 in principal plus accrued interest owed under past due promissory notes into a new note bearing interest at a rate of ten percent per annum prior to default and 15 percent per annum thereafter. This note will mature upon the earlier of: (a) an initial public offering of the Company's Common Stock; or (b) January 1, 1999. In November 1997, Mr. Brownfield loaned the Company $25,000 pursuant to a Full Coverage Bridge Note bearing interest at a rate of ten percent per annum, increasing to 15 percent per annum when the note is past due. See "Description of Securities--Full Coverage Bridge Notes." This Full Coverage Bridge Note matures upon the earlier of: (a) the closing of the Offering; or (b) January 2, 1999. In consideration of this loan, the Company has agreed to issue to Mr. Brownfield shares of Common Stock worth $25,000 at the initial public offering price concurrent with and conditioned upon the closing of the Offering. If the Offering is not completed by July 1, 1998, the Company has agreed to grant Mr. Brownfield a warrant to purchase 4,545 shares of Common Stock at an exercise price of $5.50 per share. This warrant will expire three years from the date of grant. As of January 31 1998, the Company owed Mr. Brownfield $410,000 in principal, plus accrued interest under outstanding notes.

  In November 1995, Gereg Capital Corporation ("Gereg") purchased 120,000 shares of Common Stock from the Company for a purchase price of $5.50 per share. In consideration of this purchase of Common Stock, the Company granted Gereg a warrant to purchase 12,000 shares of Common Stock. The warrant has an exercise price of $5.50 per share and expires on the earlier of: (a) the date the Company closes a public offering of Common Stock with aggregate net proceeds to the Company of at least $25 million; or (b) December 29, 1998. In October 1996, Gereg loaned the Company $150,000 pursuant to a promissory note bearing interest at a rate of ten percent per annum and maturing on October 14, 1997. In consideration of this loan, the Company granted Gereg a warrant to purchase 3,000 shares of Common Stock at an exercise price of $5.50 per share. This warrant expires on the earlier of: (a) the date the Company closes a public offering of Common Stock with aggregate net proceeds to the Company of at least $25 million; or (b) October 14, 1998. In May 1997, the Company repaid Gereg the full amount of principal and interest totaling $158,075 required to retire the note. Concurrent with and conditioned upon the closing of the Offering, Gereg has agreed to convert warrants to purchase 15,000 shares of Common Stock into shares of Common Stock at an exercise price of $3.50 per share in a cashless conversion transaction whereby the purchase price is paid by reducing the number of shares issued upon exercise by an amount equal to the aggregate cash exercise price for the warrant divided by the initial public offering price per share ("Cashless Conversion Transaction"). Stephen S.V. Wong, a director of the Company, is Chairman and a controlling shareholder of Gereg.

  In November 1996, Dupont Ltd. ("Dupont") loaned the Company $500,000 pursuant to a convertible promissory note bearing interest at a rate of ten percent per annum and maturing on May 22, 1998. In consideration of this loan, the Company granted Dupont a warrant to purchase 20,000 shares of Common Stock at an exercise price of $5.50 per share. This warrant expires on the earlier of: (a) the date the Company closes a public offering of Common Stock with aggregate net proceeds to the Company of at least $25 million;

or (b) November 22, 1999. In April 1997, Dupont loaned the Company an additional $2,000,000 pursuant to a convertible promissory note bearing interest at a rate of ten percent per annum and maturing on December 31, 1999. In consideration of this loan, the Company granted Dupont a warrant to purchase 80,000 shares of Common Stock at an exercise price of $5.50 per share. The warrant expires on the earlier of: (a) the date the Company closes a public offering of Common Stock with aggregate net proceeds to the Company of at least $25 million; or (b) April 29, 2000. Under the terms of this warrant, Dupont has the right to require the Company to appoint a person selected by Dupont to the Board of Directors and to nominate and recommend that designee for election to the Board by the shareholders of the Company. In September 1997, Dupont converted the full amount of principal and accrued interest owed under the November 1996 note into 98,693 shares of Common Stock. Dupont has agreed to convert its warrants to purchase an aggregate of 100,000 shares of Common Stock into shares of Common Stock at an exercise price of $3.50 per share in a Cashless Exercise Transaction concurrent with and conditioned upon the closing of the Offering. In December 1997, the Company agreed to amend the April 1997 note to repay a minimum of $1,000,000 owed to Dupont out of the proceeds of the Offering and to convert the remaining $1,000,000 plus accrued interest into shares of Common Stock at the price of $3.85 per share concurrent with and conditioned upon the closing of the Offering. Trans-Pacific Consultants Pte. Ltd. ("Trans-Pacific"), an affiliate of Dupont, also received a warrant to purchase 15,000 shares of Common Stock as payment of a finder's fee in connection with the Dupont loan transactions. Trans-Pacific's warrant has an exercise price of $5.50 per share and expires on the earlier of: (a) the date the Company closes a public offering of Common Stock with aggregate net proceeds to the Company of at least $25 million; or
(b) April 24, 2000. Trans-Pacific has agreed to convert this warrant into shares of Common Stock at an exercise price of $3.50 per share in a Cashless Conversion Transaction concurrent with and conditioned upon the closing of the Offering. Stephen S.V. Wong, a Director of the Company, is Chairman and 50 percent owner of Dupont and is Chairman and a controlling shareholder of Trans-Pacific.

  In December 1996, PBIG-GTR Partners, L.P. ("PBIG") loaned the Company $900,000 maturing June 1998 pursuant to a promissory note bearing interest at a rate of ten percent per annum, increasing to 12 percent per annum after default. In consideration of this loan, the Company granted PBIG a warrant to purchase 36,000 shares of Common Stock at an exercise price of $5.50 per share. This warrant expires upon the earlier of : (a) the date the Company closes a public offering of Common Stock with aggregate net proceeds to the Company of at least $25 million; or (b) December 5, 1999. In March 1997, PBIG loaned the Company $400,000 maturing June 1998 pursuant to a promissory note bearing interest at a rate of ten percent per annum, increasing to 12 percent per annum after default. In consideration of this loan, the Company granted PBIG a warrant to purchase 16,000 shares of Common Stock at an exercise price of $5.50 per share. This warrant expires upon the earlier of: (a) the date the Company closes a public offering of Common Stock with aggregate net proceeds to the Company of at least $25 million; or (b) March 12, 2000. In September 1997, PBIG elected to convert $30,000 of principal owed under the December 1996 note and $200,000 of principal owed under the March 1997 note into 44,194 shares of Common Stock. As of January 31, 1998, the Company owed PBIG $1,070,000 in principal, plus accrued interest, under outstanding notes.

  In May 1997, Hare & Co. purchased 250,000 shares of Series A Convertible Preferred Stock for a purchase price of $4 per share. Hare & Co. has agreed to convert all 250,000 shares plus accrued dividends into shares of Common Stock at $5.50 per share concurrent with and conditioned upon the closing of the Offering.

  In June 1996, Mr. Erickson loaned the Company $150,000 pursuant to a promissory note bearing interest at a rate of ten percent per annum, increasing to 12 percent per annum when the note is past due, and maturing on June 21, 1997. In consideration of this loan, the Company granted to Mr. Erickson a warrant to purchase 1,800 shares of Common Stock at an exercise price of $5.50 per share. The warrant expires on the earlier of: (a) the date the Company closes a public offering of Common Stock with aggregate net proceeds to the Company of at least $25 million; or (b) June 21, 1999. In November 1997, Mr. Erickson elected to convert $171,805 in principal and accrued interest owed under this note into 31,237 shares of Common Stock. In November 1997, Mr. Erickson agreed to convert his warrant to purchase 1,800 shares of Common Stock into shares of Common Stock at an exercise price of $3.50 per share in a Cashless Conversion Transaction concurrent with and conditioned upon the closing of the Offering.

  In July 1996, Paul van de Plas, a Director of the Company, loaned the Company $100,000 pursuant to a promissory note bearing interest at a rate of ten percent per annum and maturing on January 31, 1998. In consideration of this loan, the Company granted to Mr. van de Plas a warrant to purchase 6,000 shares of Common Stock. The warrant has an exercise price of $5.50 per share and expires on the earlier of: (a) the date the Company closes a public offering of Common Stock with aggregate net proceeds to the Company of at least $25 million; or (b) July 31, 1999. In September 1997, Mr. van de Plas converted $112,040 in principal and accrued interest owed under the note into 20,371 shares of Common Stock. In November 1997, Mr. van de Plas agreed to convert his warrant to purchase 6,000 shares of Common Stock into shares of Common Stock at an exercise price of $3.50 per share in a Cashless Conversion Transaction concurrent with and conditioned upon the closing of the Offering. In November 1997, N.I.B. Securities, of which Mr. van de Plas is a director, loaned the Company $20,000 pursuant to a Full Coverage Bridge Note bearing interest at a rate of ten percent per annum, increasing to 15 percent per annum after default. See "Description of Securities--Full Coverage Bridge Notes." This Full Coverage Bridge Note matures upon the earlier of: (a) the closing of the Offering; or (b) January 2, 1999. In consideration of this loan, the Company has agreed to issue N.I.B. Securities shares of Common Stock worth $20,000 at the initial public offering price concurrent with and conditioned upon the closing of the Offering. If the Offering is not completed by July 1, 1998, the Company has agreed to grant N.I.B. Securities a warrant to purchase 3,636 shares of Common Stock at an exercise price of $5.50 per share. This warrant will expire three years from the date of grant.

  In April 1997, the Company entered into an Exclusive Services and Marketing Agreement with IBNET. See "Business--Sales, Marketing and Customer Service-- Strategic Marketing Relationships." Pursuant to this agreement, the Company granted to IBNET a warrant to purchase 2,000 shares of Common Stock, and will grant additional warrants if the Company reaches certain revenue targets. The warrants all have an exercise price of $5.50 per share and expire three years from the date of grant. The Company also agreed to pay IBNET certain fees based upon a percentage of the Company's gross margin for services purchased by customers referred to the Company by IBNET. In return, IBNET agreed to issue to the Company 100,000 shares of common stock of IBNET. Ronald P. Erickson, Lyman C. Hamilton and Bruce L. Crockett, all Directors of the Company, are also directors of IBNET and each holds options to purchase 50,000 shares of IBNET's common stock. In addition, Mr. Hamilton owns 100,000 shares of IBNET's common stock (or approximately 2% of IBNET's total outstanding Common Stock).

  During 1996 and 1997, Randall J. Ottinger, a Director of the Company, accrued $183,229 in deferred salary, plus interest thereon at an annual rate of ten percent. In September 1997, he elected to receive this compensation in the form of a warrant to purchase 33,314 shares of Common Stock at an exercise price of $0.05 per share.

  In July 1996, Michael S. Sims, the Company's former Chief Operating Officer, loaned the Company $100,000 pursuant to a promissory note bearing interest at a rate of ten percent per annum and maturing on July 1, 1997. In consideration of this loan, the Company granted to Mr. Sims a warrant to purchase
6,000 shares of Common Stock at an exercise price of $5.50 per share. This warrant expires on the earlier of: (a) the date the Company closes a public offering of Common Stock with aggregate net proceeds to the Company of at least $25 million; or (b) July 1, 1999. In October 1996, Mr. Sims' wife, Marianne Sims, loaned the Company $20,000 pursuant to a promissory note bearing interest at a rate of ten percent per annum. In consideration of this loan, the Company granted to Mrs. Sims a warrant to purchase 2,800 shares of Common Stock at an exercise price of $5.50 per share. This warrant expires on the earlier of: (a) the date the Company closes a public offering of Common Stock with aggregate net proceeds to the Company of at least $25 million;

or (b) October 9, 1999. In September 1997, Mr. Sims converted $113,177 of principal and accrued interest owed under his note into 20,577 shares of Common Stock and Mrs. Sims converted $21,978 of principal and accrued interest owed under her note into 3,996 shares of Common Stock.

  In August 1995 Alan H. Chin, a co-founder, former director and former Senior Vice President of the Company, purchased 18,751 shares of a class of the Company's common stock at a purchase price of $2.65 per share. In November 1995, Speedway V Partnership, a limited partnership in which Mr. Chin is managing partner, purchased 19,060 shares of a class of the Company's Common Stock at a purchase price of $5.50 per share. Mr. Chin also has guaranteed several of the Company's leases for furniture and equipment. In June 1996, the Company agreed to indemnify Mr. Chin for the full amount of these guarantees.

  In August 1995, Curtis E. Lew, a co-founder, former director and former Senior Vice President of the Company, purchased 18,325 shares of a class of the Company's common stock at a purchase price of $2.65 per share. In November 1995, Mr. Lew purchased 11,800 shares of a class of the Company's common stock at a purchase price of $5.50 per share. During 1996 and 1997, Mr. Lew accrued $124,868 in deferred salary, plus interest thereon at an annual rate of ten percent. In September 1997, he elected to receive this compensation in the form of a warrant to purchase 22,703 shares of Common Stock at an exercise price of $0.05 per share. Mr. Lew has also guaranteed several of the Company's leases for furniture and equipment. In June 1996, the Company agreed to indemnify Mr. Lew for the full amount of these guarantees.

  In August 1997, Frank Krentzman's employment as the Company's Senior Vice President was terminated, although Mr. Krentzman continues to serve as a Director of the Company. Pursuant to the terms of his severance agreement with the Company, Mr. Krentzman elected to receive $133,333 of severance compensation in the form of 24,242 shares of Common Stock, and was issued 30,000 shares of Common Stock pursuant to the Company's agreement to acquire GFP described above.

  In June 1997, the Company entered into a letter of intent with Netlink International Inc. and Kunming Dayu Biological Engineering Co. Ltd. to explore the potential of jointly providing telecommunications services in the People's Republic of China through an entity in which the Company would potentially have an equity interest. In September 1997, Alan H. Chin and Curtis E. Lew entered into an agreement with the Company to implement the letter of intent in exchange for five percent of any equity the Company obtains in the Chinese venture.

  In December 1995, Ulrich Kallausch, a former director of the Company, was issued 5,000 shares of Common Stock as part of the GFP acquisition in exchange for his shares of stock in GFP. In December 1995, Mr. Kallausch purchased 36,000 shares of Common Stock from the Company at a purchase price of $5.50 per share. In October 1997, the Company granted Mr. Kallausch an option to purchase 2,000 shares of Common Stock at an exercise price of $5.50 per share in consideration of his service on the Board of Directors. This option was exercisable in full upon grant.

  In November 1997, ITEX Corporation, a company of which Ronald P. Erickson is a director, loaned the Company $200,000 and agreed to provide certain future services valued at $200,000 to the Company in exchange for a Full Coverage Bridge Note in the principal amount of $200,000, which provides for interest at a rate of ten percent per annum, increasing to 15 percent per annum after default. See "Description of Securities--Full Coverage Bridge Notes." The full amount of principal and interest owed under the note will be repaid out of the proceeds of the Offering. In addition, ITEX will receive shares of Common Stock equal to $400,000 divided by the initial public offering price concurrent with and conditioned upon the closing of the Offering.

  In November 1997, Stephen S.V. Wong loaned the Company $25,000 pursuant to a promissory note bearing interest at a rate of ten percent per annum, increasing to 15 percent after default. This note was repaid in full in December 1997. In addition, Mr. Wong will receive shares of Common Stock equal to $12,500 divided by the initial public offering price concurrent with and conditioned upon the closing of the Offering.

  The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions between the Company and its officers, directors and principal shareholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested directors of the Board of Directors, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                          PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of January 31, 1998 and as adjusted to reflect the sale of the Common Stock offered hereby, by (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each director of the Company, (iii) each of the Named Executive Officers, and (iv) all of the Company's directors and executive officers as a group. Except as otherwise indicated, the address of each person listed below is 1520 Eastlake Avenue East, Seattle, Washington 98102.

                                                                 PERCENT
                                                         BENEFICIALLY OWNED(1)(2)
                                                         ------------------------
                                           SHARES
                                        BENEFICIALLY      BEFORE           AFTER
  NAMES AND ADDRESSES                      OWNED         OFFERING        OFFERING
  -------------------                   ------------     --------        --------
Steven S.V. Wong (3)...................    585,344         26.4%           11.5%
 20 Queen Astrid Park,
  Singapore 266824
Dupont Ltd. (4)........................    441,622         19.9%            8.7
 20 Queen Astrid Park,
  Singapore 266824
PBIG-GTR Partners L.P. (5).............    225,922         10.8             4.6
Michael S. Brownfield (6)..............    199,763         10.1             4.1
Hare & Co. (7).........................    190,211          9.8             4.0
 Burgring 1G, A 8010
  Graz, Austria
Alan H. Chin (8).......................    149,901          7.6             3.1
Curtis E. Lew (9)......................    141,929          7.2             2.9
Ronald P. Erickson (10)................    139,968          7.0             2.9
Gereg Capital Corporation (11).........    129,166          6.7             2.7
 20 Queen Astrid Park,
  Singapore 266824
Michael S. Sims (12)...................    128,117          6.3             2.6
Frank E. Krentzman (13)................    107,036          5.5             2.2
German F.H. Burtscher (14).............     90,103          4.6             1.9
Randall J. Ottinger (15)...............     56,051          2.8             1.2
John E. Cox (16).......................     52,614          2.6             1.1
Paul H.F.M. van de Plas (17)...........     29,259          1.5              *
Bruce L. Crockett (18).................      5,777           *               *
Lyman C. Hamilton......................      2,000           *               *
All directors and executive officers
 as a group(19) (12 persons)...........  1,277,773         52.2            22.6

--------

*   Less than one percent of the outstanding shares of Common Stock.

 (1) Assumes no exercise of the Underwriters' over-allotment option. Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares subject to options held by that person that are exercisable within 60 days of January 31, 1998 are deemed outstanding only when determining the amount and percentage of Common Stock owned by such person. Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to the Company's knowledge, each person identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned thereby.

 (2) Before Offering applicable percentage of ownership for each shareholder is based on 1,933,823 shares of Common Stock outstanding as of January 31, 1998, after giving effect to the Preferred Stock Conversion. After Offering applicable percentage of ownership is based on 4,799,356 shares of Common Stock outstanding after taking into account the 2,000,000 shares of Common Stock offered hereby and the Offering Issuances. See footnote (1) to "The Offering."

 (3) Includes 2,000 shares of Common Stock issuable upon exercise of options under the 1996 Plan, 1,388 shares of Common Stock issuable upon the closing of the Offering in connection with a bridge loan promissory note in the original principal amount of $20,000 that has been repaid, 61,111 shares of

    Common Stock issuable upon the cashless conversion of outstanding warrants held by Dupont Ltd., 9,166 shares of Common Stock issuable upon the cashless conversion of outstanding warrants held by Trans-Pacific Consultants Pte Ltd., 9,166 shares of Common Stock issuable upon the cashless conversion of outstanding warrants held by Gereg Capital Corporation and 120,000 shares of Common Stock held by Gereg Capital Corporation. Also includes 281,818 shares of Common Stock issuable upon conversion of $1,000,000 in principal, plus accrued interest as of January 31, 1998, pursuant to a promissory note held by Dupont Ltd. See "Certain Transactions." Mr. Wong, a director of the Company, is Chairman and a 50 percent owner of Dupont Ltd. and is Chairman and a controlling shareholder of Gereg Capital Corporation and Trans-Pacific Consultants Pte, Ltd.

 (4) Includes 61,111 shares of Common Stock issuable upon the cashless conversion of outstanding warrants and 281,818 shares of Common Stock issuable upon conversion of a $1,000,000 in principal, plus accrued interest as of January 31, 1998, pursuant to a promissory note held by Dupont Ltd. See "Certain Transactions."

 (5) Includes 10,800 shares of Common Stock issuable upon exercise of outstanding warrants, 25,177 shares of Common Stock issuable upon the cashless conversion of outstanding warrants and 145,751 shares of Common Stock issuable upon conversion of two outstanding promissory notes in the aggregate principal amount of $1,070,000, plus accrued interest as of January 31, 1998. See "Certain Transactions." PBIG-GTR Partners is controlled by Kenneth Huang. Mr. Huang's address is 20987 Fairwoods Drive, Cupertino, CA 90541.

 (6) Includes 17,731 shares of Common Stock issuable upon exercise of outstanding warrants, 2,000 shares of Common Stock issuable upon exercise of options under the 1996 Plan, 2,777 shares of Common Stock issuable upon the closing of the Offering in connection with a Full Coverage Bridge Note (see "Description of Securities") in the principal amount of $25,000 and 28,181 shares of Common Stock issuable upon conversion of a promissory note in the principal amount of $150,000, plus accrued interest as of January 31, 1998. See "Certain Transactions."

 (7) Includes 190,211 shares of Common Stock issuable upon conversion of 250,000 shares of Series A Convertible Preferred Stock. Hare & Co. holds the Series A Convertible Preferred Stock as a nominee for Security Kapital AG, an Austrian investment company that is majority-owned by Grazer Wechselseitige Versicherung, an Austrian insurance company. The address of Grazer Wechselseitige Versicherung is Burgring 1G, A 8010 Graz, Austria.

 (8) Includes 9,100 shares of Common Stock issuable upon exercise of options under the 1996 Plan, 22,990 shares of Common Stock issuable upon exercise of outstanding warrants and 19,060 shares of Common Stock held by Speedway V Partnership, a limited partnership in which Mr. Chin is managing partner.

 (9) Includes 9,100 shares of Common Stock issuable upon exercise of options under the 1996 Plan and 22,703 shares of Common Stock issuable upon exercise of outstanding warrants.

(10) Includes 19,131 shares of Common Stock issuable upon conversion of outstanding warrants, 1,100 shares of Common Stock issuable upon the cashless conversion of outstanding warrants, 34,500 shares of Common Stock issuable upon exercise of options under the 1996 Plan, and 54,000 shares of Common Stock held by North Willow Family L.P., a limited partnership in which Mr. Erickson and his two daughters are partners. See "Certain Transactions."

(11) Includes 9,166 shares of Common Stock issuable upon the cashless conversion of outstanding warrants. See "Certain Transactions."

(12) Includes 55,310 shares of Common Stock issuable upon exercise of outstanding warrants and 42,933 shares of Common Stock issuable upon exercise of options under the 1996 Plan. Also includes 2,800 shares of Common Stock issuable upon exercise of outstanding warrants and 3,996 shares of Common Stock held by Mr. Sims' wife.

(13) Includes 398 shares of Common Stock issuable upon exercise of options under the 1996 Plan.

(14) Includes 30,000 shares of Common Stock to be issued to Mr. Burtscher contingent upon completion of this Offering, 4,329 shares of Common Stock issuable upon exercise of options under the 1996 Plan,

    14,194 shares of Common Stock issuable upon exercise of outstanding warrants and 185 shares of Common Stock held by Mr. Burtscher's parents. See "Certain Transactions."

(15) Includes 12,737 shares of Common Stock issuable upon exercise of options under the 1996 Plan, 33,314 shares of Common Stock issuable upon exercise of outstanding warrants and 3,000 shares of Common Stock held by the Ottinger Family Trust.

(16) Includes 26,500 shares of Common Stock issuable upon exercise of options under the 1996 Plan and 26,114 shares of Common Stock issuable upon exercise of outstanding warrants.

(17) Includes 1,000 shares issuable upon exercise of options under the 1996 Plan, 3,666 shares of Common Stock issuable upon the cashless conversion of outstanding warrants and 2,222 shares of Common Stock issuable upon the closing of the Offering in connection with a Full Coverage Bridge Note in the principal amount of $20,000. See "Certain Transactions" and "Description of Securities."

(18) Includes 1,000 shares of Common Stock issuable upon exercise of options under the 1996 Plan and 2,777 shares of Common Stock issuable upon closing of the Offering in connection with a Full Coverage Bridge Note in the principal amount of $25,000. See "Description of Securities."

(19) Includes 204,559 shares of Common Stock issuable upon exercise of outstanding warrants, 120,465 shares of Common Stock issuable upon exercise of options under the 1996 Plan, 9,164 shares of Common Stock issuable upon the closing of the Offering in connection with promissory notes in the aggregate principal amount of $90,000 and 309,999 shares of Common Stock issuable upon conversion of outstanding promissory notes in the aggregate principal amount of $1,150,000, plus accrued interest as of January 31, 1998.

                           DESCRIPTION OF SECURITIES

  Upon completion of the Offering, the Company's authorized capital stock will consist of 50,000,000 shares of Common Stock, par value $0.05 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

COMMON STOCK

  As of January 31, 1998, there were 1,724,778 shares of Common Stock issued and outstanding and held of record by 72 shareholders. Holders of Common Stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of the shareholders. Holders of Common Stock do not have cumulative voting rights and, except as required under applicable law, a majority vote is sufficient for any act of the shareholders. Holders of Common Stock are entitled to receive ratably such dividends if, as and when declared by the Company's Board of Directors out of funds legally available therefor, subject to the payment of any preferential dividends with respect to any preferred stock that from time to time may be outstanding. In the event of any liquidation, dissolution or winding up of the Company, each holder of Common Stock will be entitled to participate, subject to prior distribution rights of the holders of any outstanding preferred stock, ratably in all assets of the Company remaining after payment of liabilities. Holders of Common Stock have no preemptive, conversion or other subscription rights. All outstanding shares of Common Stock are, and all shares of Common Stock offered hereby, when issued, will be, fully paid and nonassessable.

PREFERRED STOCK

  Upon the closing of this Offering, each of the 275,000 shares of Series A Convertible Preferred Stock outstanding as of January 31, 1998, will be converted automatically into approximately 0.73 shares of Common Stock. Under the terms of the Series A Convertible Preferred Stock, dividends accrue at the rate of six percent per annum. Upon the closing of this Offering, accrued unpaid dividends will be converted into Common Stock at a price of $5.50 per share. No preferred stock will remain outstanding immediately after this Offering.

  The Board of Directors has the authority without further action by the shareholders to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences and the number of shares constituting any series. The issuance of preferred stock in certain circumstances may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, the Common Stock. At present, the Company has no plans to issue any additional shares of preferred stock.

WARRANTS

  Since inception, the Company from time to time has issued warrants to purchase Common Stock. As of January 31, 1998, warrants to purchase 622,347 shares of Common Stock were issued and outstanding and exercisable into shares of Common Stock at a weighted average price of $3.47 per share. Warrants issued in connection with financing transactions generally provide for increases in the number of shares issuable if the Company has not closed a major financing transaction within specified periods. All of the warrants issued pursuant to financing transactions provide for customary antidilution protection in the event of stock splits, stock dividends, reorganizations and other similar events, and all expire on the earlier of (i) three years from the date of issuance, and (ii) the closing of a public offering of Common Stock with net proceeds to the Company of at least $25 million.

  In addition to warrants granted in connection with financing transactions, the Company has granted warrants pursuant to contracts with strategic partners and consultants. These warrants are all exercisable at an exercise price of $5.50 per share and contain customary antidilution and other protections.

  Holders of warrants to purchase an aggregate of 264,760 shares of Common Stock have agreed to convert their warrants into shares of Common Stock in a Cashless Conversion Transaction at an exercise price of $3.50 per share concurrent with and conditioned upon the closing of this Offering.

REPRESENTATIVES' WARRANTS

  The Company has agreed to sell to the Representatives warrants to purchase from the Company up to 225,000 shares of Common Stock at an exercise price per share equal to 120% of the initial public offering price (the "Representatives' Warrants"). The Representatives' Warrants are exercisable for a period of four years beginning one year from the date of this Prospectus, and are non-transferable except in limited circumstances. The Representatives' Warrants include a net exercise provision permitting the holders to pay the exercise price by cancellation of a number of shares with a fair market value equal to the exercise price of the Representatives' Warrants. The holders of the Representatives' Warrants will have, in that capacity, no voting, dividend or other shareholder rights. During the exercise period, the holders of the Representatives' Warrants are entitled to certain demand and "piggyback" registration rights that will expire five years after the date of this Prospectus and that may require the Company to register for public resale the shares of Common Stock issuable upon exercise of the Representatives' Warrants. The number of shares covered by the Representatives' Warrants and the exercise price thereof are subject to adjustment in certain events to prevent dilution. See "Underwriting."

CONVERTIBLE NOTES

  As of January 31, 1998, promissory notes in the aggregate principal amount of $4,100,000 convertible into an aggregate of approximately 771,411 shares of Common Stock were outstanding, of which $25,000 was past due. The notes generally bear interest at a rate of ten percent per annum, are for a term of 12 or 18 months and are convertible into Common Stock upon the completion of offerings of the Company's securities with aggregate gross proceeds to the Company of $25 million or more. The conversion price of the notes is the price per share of Common Stock in such offerings in which the $25 million threshold is met. In the event of default, the notes will bear interest at an annual rate of 12 percent and, at the option of the note holder, will become immediately due and payable. See "Certain Transactions."

FULL COVERAGE BRIDGE NOTES

  Promissory notes issued by the Company in November and December 1997 (the "Full Coverage Bridge Notes") in the aggregate principal amount of $2,981,500 are outstanding. These notes bear interest at a rate of ten percent per annum, increasing to 15 percent after default, and are due upon the closing of this Offering. In addition to repayment of principal and interest, note holders are entitled to receive shares of Common Stock equal to the principal amount of the Full Coverage Bridge Notes divided by the initial public offering price concurrent with and conditioned upon the closing of this Offering. If the Offering is not completed by July 1, 1998, the Company has agreed to grant to these noteholders warrants to purchase the number of shares of Common Stock equal to the principal amount of the note divided by $5.50. These warrants will have an exercise price of $5.50 per share and will expire three years from the date of grant.

REGISTRATION RIGHTS

 Registration Rights for the Existing Preferred Shareholders

  Following the closing of this Offering, the holders of approximately 209,045 shares of Common Stock issued upon conversion of the Preferred Stock (the "Holders") will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of an agreement between the Company and such Holders, beginning one year after the effective date of this Offering, the Holders have the right to require the Company, on not more than two occasions, to file a registration statement under the Securities Act to register all or any part of their shares of Common Stock ("Demand Registration"). The Company may in certain circumstances defer such registrations. Further, the Holders may require the Company to register all or a portion of their shares on Form S-3 under the Securities Act, when such form becomes available to the Company, subject to certain conditions and limitations ("Form S-3 Registration"). In the event that the Company proposes to register any of its securities under the Securities Act, either for its own account or the account of other securityholders, the Holders also are entitled to include their shares of Common Stock in such registration, subject to certain marketing and other limitations ("Piggyback Registration"). The Company is required to bear the expense (except for underwriting discounts, selling commissions and stock transfer taxes) of Demand and Piggyback Registrations, while the Holders are required to bear the expense, on a pro rata basis, of any Form S-3 Registrations.

 Registration Rights for Certain Warrantholders

  Holders of warrants to purchase an aggregate of 162,068 shares of Common Stock (the "Piggyback Warrant Shares") are entitled to certain piggyback registration rights under the Securities Act for their Piggyback Warrant Shares pursuant to warrant agreements between the Company and such holders. If the Company registers any of its securities under the Securities Act at any time on or before December 5, 1999, either for its own account or the account of other securityholders, such warrant holders would be entitled to include their Piggyback Warrant Shares in such registration, subject to certain marketing and other limitations. The Company is required to bear the expense of such registrations, except for underwriting discounts, selling expenses and the cost of the attorneys' fees for the warrantholders' own attorneys.

 Registration Rights for Full Coverage Bridge Note Shares

  The Company has agreed to cause the Full Coverage Bridge Note Shares to be registered under the Securities Act for resale in the public market for a period of up to 180 days commencing 270 days after the closing of this Offering.

WASHINGTON ANTITAKEOVER STATUTE

  Washington law contains certain provisions that may have the effect of delaying or discouraging a hostile takeover of the Company. In addition, Chapter 23B.19 of the Washington Business Corporation Act ("WBCA") prohibits a corporation, with certain exceptions, from engaging in certain significant business transactions with an "Acquiring Person" (defined as a person who acquired ten percent or more of the corporation's voting securities without the prior approval of the corporation's board of directors) for a period of five years after such acquisition. The prohibited transactions include, among others, a merger with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Person, or allowing the Acquiring Person to receive any disproportionate benefit as a shareholder. An Acquiring Person is further prohibited from engaging in certain significant business transactions with the target corporation unless the per share consideration paid to holders of outstanding shares of Common Stock and other classes of stock of the target corporation meet certain minimum criteria. The per share minimum criteria apply only to significant business transactions involving either (i) a merger, share exchange, or consolidation of a target corporation with an Acquiring Person or an affiliate or associate of the Acquiring Person, or (ii) the liquidation or dissolution of a target corporation proposed by, or pursuant to an agreement, arrangement or understanding with an Acquiring Person or an affiliate or associate of an Acquiring Person, which transaction is not otherwise approved by an affirmative vote of a majority of the disinterested shareholders of the target corporation. These provisions may have the effect of delaying, deterring or preventing a change in control of the Company.

CERTAIN PROVISIONS IN RESTATED ARTICLES

  The Restated Articles provide for the division of the Company's Board of Directors into three classes, as nearly equal in number as possible, each for a three-year term, with one class being elected each year by the Company's shareholders. Directors may be removed only for cause and only by a vote of not less than a majority of the shares of the Company's capital stock entitled to vote on an election of the director whose removal is sought.

  The Restated Articles require that certain business combinations (including a merger, share exchange or the sale, lease, exchange, mortgage, pledge, transfer or other disposition of a substantial part of the Company's assets) be approved by the holders of not less than two-thirds of the outstanding shares, unless such business combination shall have been approved by a majority of Continuing Directors (defined as those individuals who were members of the Board of Directors on the date of this Prospectus or were elected thereafter on the recommendation of a majority of the Continuing Directors), in which case the affirmative vote required shall be a majority of the outstanding shares.

  Under the Restated Articles, the shareholders may call a special meeting only upon the request of holders of at least 25 percent of the outstanding shares. The Restated Articles also provide that changes to certain provisions of the Articles of Incorporation, including those regarding amendment of certain provisions of the Bylaws or Restated Articles, the classified Board of Directors, special voting provisions for business combinations and special meetings of shareholders, must be approved by the holders of not less than two-thirds of the outstanding shares.

  It is possible that the provisions discussed above may delay, deter or prevent a change in control of the Company.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Company's Common Stock is ChaseMellon Shareholder Services.

                               RESCISSION OFFER

  Immediately after the closing of this Offering, the Company intends to commence the Rescission Offer in accordance with the federal securities laws and the Washington Securities Act with respect to the following securities which were issued or sold by the Company from 1995 through 1997 to approximately 40 individuals and entities who the Company believes at the time of purchase were residents of the State of Washington:

 (i) an aggregate of 239,112 shares of Common Stock, of which 96,748 and 142,364 shares were issued at $2.65 and $5.50 per share, respectively (the "Cash Rescission Stock");

 (ii) an aggregate of 90,909 shares of Common Stock (the "1995 Rescission Stock") which were issued to one individual at $5.50 per share, together with a warrant to purchase approximately 9,091 shares of Common Stock;

 (iii) an aggregate of 166,446 shares of Common Stock (the "Converted Note Rescission Stock") issued upon conversion of promissory notes, together with warrants to purchase an aggregate of approximately 13,600 shares of Common Stock delivered in conjunction with the issuance of such promissory notes;

 (iv) $350,000 in aggregate principal amount of promissory notes (the "Rescission Notes"), together with warrants to purchase an aggregate of approximately 7,000 shares of Common Stock; and

 (v) an aggregate of 6,130 shares of Common Stock (the "Converted Warrants Rescission Stock") to be issued upon the closing of this Offering upon conversion of certain warrants (the "Converted Warrants").

  The Converted Warrants were originally issued to certain individuals in conjunction with promissory notes that were subsequently converted (together with accrued interest thereon) into shares of Converted Note Rescission Stock. The Cash Rescission Stock, 1995 Rescission Stock, Converted Note Rescission Stock and Converted Warrants Rescission Stock are hereinafter collectively referred to as the "Rescission Stock." The Converted Warrants, together with the warrants delivered in connection with the 1995 Rescission Stock, Converted Note Rescission Stock and Rescission Notes are hereinafter collectively referred to as the "Rescission Warrants." The Rescission Notes, the Rescission Stock and the Rescission Warrants are hereinafter collectively referred to as the "Rescission Securities." On January 23, 1998 the Company filed the Rescission Offer Registration Statement registering the Rescission Offer under the Securities Act.

  The Company believes that the Rescission Securities may have been issued or sold in violation of the registration requirements of the Washington Securities Act. As a precaution against potential claims by holders of Rescission Securities, and without admitting non-compliance with the Washington Securities Act, the Company plans to offer to rescind such prior issuances and sales by offering to repurchase the Rescission Securities at the price paid therefor plus interest at the statutory rate of eight percent per annum from the date of purchase to the expiration of the Rescission Offer. The price paid will be based upon the price paid for the original security purchased by the purchaser from the Company, regardless of the type of Rescission Security currently held by the purchaser. The price paid for the Cash Rescission Stock is $2.65 per share with respect to 96,748 shares and $5.50 per share with respect to 142,364 shares, for an aggregate price of $1,039,386. The price paid for the 1995 Rescission Stock is $5.50 per share for an aggregate price of approximately $500,000. The price paid for the Converted Note Rescission Stock is equal to the principal amount of the original promissory notes related thereto for an aggregate price of $791,000. The aggregate price paid for the Rescission Notes is $350,000. There is no separate price for the Converted Warrants Rescission Stock because by the terms and conditions of the Rescission Offer, the Converted Warrants Rescission Stock must be surrendered if the holder of the related Converted Note Rescission Stock elects to accept the Rescission Offer with respect to its Converted Note Rescission Stock. The aggregate accrued interest with respect to all of the Rescission Securities as of February 28, 1998 will be approximately $322,000. If all holders of Rescission Securities were to accept the Rescission Offer, the Company would be required to make payments aggregating approximately $3.1 million, plus the aggregate amount of any additional interest thereon that accrues after February 28, 1998. The Rescission Offer will expire 15 days after the offer is transmitted. The Company currently expects to use a portion of the proceeds from this Offering to make payments under the Rescission Offer, if any are required. Offerees who do not accept the Rescission Offer will thereafter hold registered Rescission Securities under the Securities Act which, in the case of the Rescission Stock, will be freely tradeable by non-affiliates in the public market as of the effective date of the Rescission Offer Registration Statement.

  As of the date hereof, management is not aware of any claims for rescission against the Company. Also, current and former officers and directors of the Company holding an aggregate of $1.4 million (including statutory interest accrued thereon as of February 28, 1998) of the Rescission Securities have indicated their intent not to accept the Rescission Offer, although no formal Rescission Offer has been made to them and they have not and may not agree to reject the Rescission Offer until the Rescission Offer Registration Statement has been declared effective by the Securities and Exchange Commission and the Rescission Offer has commenced. There can be no assurance that all or a substantial portion of the Rescission Securities will not be tendered in response to the Rescission Offer. Use of a portion of the proceeds of this Offering in connection with the Rescission Offer will reduce the amount of working capital available to the Company and require it to seek additional capital sooner than otherwise might be required. The Rescission Offer is being made in order to limit, so far as may be permitted under applicable federal and state securities laws, the potential liability of the Company with respect to the offer and sale of the Rescission Securities. Although the Company believes that the offer and sale of the Rescission Securities were made in compliance with the registration requirements of federal securities laws, if a holder of the Rescission Securities were to assert a claim that the Rescission Securities were sold in violation thereof, the position of the Securities and Exchange Commission is that liabilities under the federal securities laws are not terminated by making a rescission offer. Furthermore, notwithstanding the Rescission Offer, there can be no assurance that the Company will not be subject to penalties or fines relating to past securities issuances or that other holders of the Company's securities will not assert or prevail in claims against the Company for rescission or damages under state or federal securities laws. See "Risk Factors--Need for Additional Capital and Capital Requirements," "--Rescission Offer," "Use of Proceeds," "Shares Eligible for Future Sale" and Note 6 of Notes to the Consolidated Financial Statements.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this Offering, the Company will have outstanding 4,799,356 shares of Common Stock (5,099,356 shares if the over-allotment option is exercised in full). Of these shares, the 2,000,000 shares sold in this Offering (plus any shares issued upon exercise of the Underwriters' over-allotment option and any shares of Common Stock subject to the Rescission Offer) will be freely tradeable without restriction under the Securities Act, unless purchased or held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act and the regulations promulgated thereunder, or subject to lock-up agreements with Cruttenden Roth. Prior to this Offering, there has been no public market for the Common Stock of the Company and no predictions can be made as to the effect, if any, that market sales of shares of Common Stock may have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of the Common Stock in the public market after the lapse of existing resale restrictions may adversely affect the market price of the Common Stock offered hereby and could impair the Company's future ability to raise capital through an offering of its equity securities.

  Concurrent with the closing of this Offering, the Company has committed to file a registration statement under the Securities Act (the "Resale Registration Statement") to register for resale 321,253 shares to be issued in connection with the Full Coverage Bridge Notes and other bridge loan promissory notes. See "Certain Transactions" and "Description of Securities." All of these shares are subject to lock-up agreements, pursuant to which the holders thereof will not sell, contract to sell or grant any option to purchase or otherwise dispose of any of these shares for a period of 270 days after the Effective Date. Upon the expiration of these lock-up agreements and the effectiveness of the Resale Registration Statement, these shares will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates.

  The approximately 2,478,103 remaining shares of Common Stock outstanding upon completion of this Offering (or any securities exercisable for or convertible into the Company's Common Stock) are "restricted securities" within the meaning of Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 under the Securities Act, which are summarized below. Sales of the Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock. The numbers of shares that will be available for sale in the public market will be as follows: (i) approximately 337,512 Restricted Shares will be freely tradeable upon completion of this Offering; (ii) beginning 270 days after the Effective Date, approximately 2,068,490 Restricted Shares will become eligible for sale in the public market upon expiration of the lock-up agreements, subject in certain cases to certain volume limitations and other resale restrictions pursuant to Rule 701 and Rule 144; and (iii) one year after the closing of this Offering, the approximately 72,101 remaining Restricted Shares will all be eligible for sale in the public market.

  The Company's officers, directors, holders of Common Stock holding an aggregate of approximately 1,846,846 shares, holders of options to purchase an aggregate of approximately 190,349 shares of Common Stock, holders of warrants to purchase an aggregate of approximately 468,019 shares of Common Stock, holders of shares of the Series A Convertible Preferred Stock convertible into 209,045 shares of Common Stock and holders of promissory notes convertible into approximately 159,372 shares of Common Stock have agreed that they will not, without the prior written consent of Cruttenden Roth, offer, sell, contract to sell or grant any option to purchase or otherwise dispose of any shares of Common Stock for a period of 270 days after the Effective Date. See "Underwriting."

  In general, under Rule 144, as currently in effect, beginning 90 days after the Effective Date, a person (or persons whose share are aggregated) who has beneficially owned Restricted Shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 47,790 shares immediately after this Offering); or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

  Beginning 90 days after the Effective Date, unless subject to lock-up agreements, certain shares issued upon exercise of options granted by the Company prior to the date of this Prospectus will also be available for sale in the public market pursuant to Rule 701 under the Securities Act. Any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provision of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144. In both cases, a holder of Rule 701 shares is required to wait until 90 days after the date of this Prospectus before selling such shares.

  Upon completion of this Offering, options to purchase 528,426 shares of Common Stock will be outstanding. After this Offering, the Company intends to file a registration statement under the Securities Act on Form S-8 covering the shares of Common Stock reserved for issuance under the 1996 Plan and Purchase Plan. Shares of Common Stock issued pursuant to such registration statement will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and to applicable lock-up agreements.

  As of January 31, 1998, in addition to the shares to be covered by the Resale Registration Statement, the holders of options, warrants and Series A Convertible Preferred Stock convertible into approximately 372,068 shares of Common Stock are entitled to certain registration rights with respect to such shares. If a large number of such shares were registered and sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. If the Company were required to include in a Company-initiated registration the shares held by such holders pursuant to the exercise of their registration rights, such sales could have an adverse effect on the Company's ability to raise needed capital. See "Description of Securities--Registration Rights."

                                 UNDERWRITING

  The Underwriters named below, for whom Cruttenden Roth Incorporated and Ferris, Baker Watts Incorporated are acting as the Representatives, have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names below at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                        NUMBER
     UNDERWRITERS                                                      OF SHARES
     ------------                                                      ---------
     Cruttenden Roth Incorporated.....................................
     Ferris, Baker Watts Incorporated.................................
                                                                        ------
       Total..........................................................
                                                                        ======

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

  The Company has been advised by the Representatives that the Underwriters propose initially to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such public offering price less a concession not to
exceed $   per share. The Underwriters may allow, and such dealers may
reallow, a discount not to exceed $   per share in sales to certain other
dealers. After the Offering, the public offering price and concessions and discounts may be changed by the Representatives.

  The Company granted to the Underwriters an option, exercisable not later than 45 days after the date of this Prospectus, to purchase up to an additional 300,000 shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the table above bears to the number of shares of Common Stock offered hereby, and the Company will be obligated pursuant to the option to sell such shares to the Underwriters. The Underwriters may exercise the option only to cover over-allotments, if any, made in connection with the distribution of the shares of Common Stock to the public.

  The Company has agreed to pay Cruttenden Roth at closing a non-accountable expense allowance equal to two and one-half percent (2.5%) of the aggregate public offering price of the shares of Common Stock sold in the Offering (less any advances), which will include proceeds from the over-allotment option, if exercised. Cruttenden Roth's expenses in excess of the non-accountable expense allowance, including its legal expenses, will be borne by Cruttenden Roth.

  The Representatives have informed the Company that the Underwriters do not intend to confirm sales of shares of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute in certain events to any liabilities incurred by the Underwriters in connection with the sale of shares of Common Stock.

  The Company, its officers, directors and certain securityholders have agreed not to sell, offer to sell, contract to sell or otherwise dispose of any of their shares of Common Stock or any other security convertible into or exercisable or exchangeable for, or options or warrants to purchase or acquire, shares of Common Stock without the prior written consent of Cruttenden Roth for a period of 270 days after the Effective Date. See "Shares Eligible for Future Sale."

  The Company has agreed to sell to the Representatives warrants to purchase from the Company up to 200,000 shares of Common Stock at an exercise price per share equal to 120% of the public offering price (the "Representatives' Warrants"). The Representatives' Warrants are exercisable for a period of four years beginning one year from the date of this Prospectus, and are non-transferable except (i) to officers of the Representatives; (ii) to general partnerships whose general partners are either Representative and one or more officers thereof; (iii) to successors to the Representatives in any merger or consolidation; (iv) to a purchaser of all or substantially all of a Representative's assets; or (v) by will or by the laws of descent or distribution. The Representatives' Warrants include a net exercise provision permitting the holders to pay the exercise price by cancellation of a number of shares with a fair market value equal to the exercise price of the Representatives' Warrants. The holders of the Representatives' Warrants will have, in that capacity, no voting, dividend or other shareholder rights. During the exercise period, the holders of the Representatives' Warrants are entitled to certain demand and "piggyback" registration rights that will expire five years after the date of this Prospectus and that may require the Company to register for public resale the shares of Common Stock issuable upon exercise of the Representatives' Warrants. The number of shares covered by the Representatives' Warrants and the exercise price thereof are subject to adjustment in certain events to prevent dilution. Any profit realized by the Representatives on the sale of securities issuable upon exercise of the Representatives' Warrants may be deemed to be additional underwriting compensation.

  The foregoing sets forth the material terms and conditions of the Underwriting Agreement, but does not purport to be a complete statement of the terms and conditions thereof. The Underwriting Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, and copies thereof are on file at the offices of the Representatives, the Company and the Securities and Exchange Commission. See "Additional Information."

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price was negotiated between the Company and the Representatives and does not necessarily bear any relationship to the assets, book value, earnings history of the Company or to other investment criteria. Among the factors considered in determining the initial public offering price were prevailing market conditions, the Company's historical performance, estimates of the business potential and earnings prospects of the Company, the capital structure of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuations of companies in related businesses. There can be no assurance that the prices at which the Common Stock will trade in the public market following the Offering will not be lower than the initial public offering price.

  Certain persons participating in the Offering may overallot or effect transactions that stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the Offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the Offering when shares of Common Stock sold by the syndicate member in connection with the Offering are purchased in syndicate covering transactions. Such transactions may be effected on the Amex, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Heller Ehrman White & McAuliffe, Seattle, Washington. The validity of the statements as to matters of law and legal conclusions concerning federal telecommunications regulatory matters included under the captions "Risk Factors--Regulatory Risks" and "Business--Regulation" in this Prospectus have been passed upon by Squire, Sanders & Dempsey, Washington, D.C., federal telecommunications regulatory counsel for the Company. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Stoel Rives LLP, Seattle, Washington.

                                    EXPERTS

  The audited consolidated financial statements included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form SB-2 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the North Western Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, NY 10048, and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  The Company intends to furnish its shareholders with annual reports containing audited financial statements examined by an independent public accounting firm and quarterly reports for the first three quarters of each year containing interim unaudited financial information. Upon completion of the offering contemplated hereby, the Company will be subject to the informational requirements of the Exchange Act and, in accordance therewith, will be filing reports and other information with the Commission.

                               GLOSSARY OF TERMS

  access point--A location where a long-distance carrier has installed transmission equipment in a service area that serves as, or relays calls to, a network switching center of that long-distance carrier.

  accounting or settlement rate--The per minute rate negotiated between carriers in different countries for termination of international long distance traffic in, and return traffic to, the carriers' respective countries.

  business-grade Internet--An Internet network offering private network like security and reliability.

  call-reorigination (or "call back")--A form of dial-up access that allows a user to access a telecommunications company's network by placing a telephone call, hanging up, and waiting for an automated callback. The callback then provides the user with dial tone which enables the user to initiate and complete a call.

  call-through--The provision of international long distance service through conventional long-distance or a "transparent" form of call re-origination without the usual "hang up" and "call back" whereby the call is automatically and swiftly processed by a programmed switch.

  co-location--The Company's ability to locate the Company's network equipment at the facility of another telecommunications provider.

  dedicated or direct access--A means of accessing a network through the use of a permanent point-to-point circuit typically leased from a facilities-based carrier. The advantage of dedicated access is simplified premises-to-anywhere calling, faster call set-up times and potentially lower access and transmission costs (provided there is sufficient traffic over the circuit to generate economies of scale).

  dial-up access--A form of service whereby access to a network is obtained by dialing an international toll-free number or a paid local access number.

  Equant--Equant Network Services International Corporation (formerly known as Scitor International Telecommunications Services, Inc.), a global data network service provider.

  facilities-based carrier--A carrier which transmits a significant portion of its traffic over its own transmission facilities.

  fiber optic--A transmission medium consisting of high-grade glass fibers through which light beams are transmitted carrying a high volume of telecommunications traffic.

  Global Enhanced VPN (Virtual Private Network)--The Company's enhanced VPN service.

  IBNET--International Business Network for World Commerce and Industry, Ltd., the managing member of the Consortium of Global Commerce.

  IDC--International Data Corporation.

  intranet--A company's internal wide area network utilizing Internet technologies.

  IP--Internet Protocol.

  ISP--Internet services provider.

  ITO (Incumbent Telephone Operator)--The dominant carrier or carriers in each country, often, but not always, government-owned or protected.

  ITU--International Telecommunications Union.

  LAN--Local area network. A data communications network designed to interconnect PCs, workstations, minicomputer, file servers and other communications and computing devices within a localized environment.

  latency--The time that elapses between the moment when a command is sent to the time that a response is recieved. On a network, latency is due to delays in routers or switches, congestion delays on a crowded backbone and the time required for electrons to travel a great distance between nodes on a network.

  node--A specially configured piece of telecommunications equipment which provides the interface between the local ITO where the node is located and the Company's gateway switch. A node collects and concentrates call traffic from its local area and transfers it to Company's switch via private line for call processing. Nodes permit the Company to extend its network into a new geographic location by accessing the local ITO without requiring the deployment of a switch.

  private line--A dedicated telecommunications connection between end user locations.

  resale--Resale by a provider of telecommunications services of services sold to it by other providers or carriers on a wholesale basis.

  switching facility--A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users.

  VAR--Value-Added Reseller.

  Value-Added Tax (VAT)--A consumption tax levied on end-consumers of goods and services in applicable jurisdictions.

  VPN--Virtual Private Network. A network capable of providing the tailored services of private network (i.e., low latency, high throughput security and customization) while maintaining the benefits of a public network (i.e., ubiquity and economies of scale).

  WTO--World Trade Organization.

                           GLOBALTEL RESOURCES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Public Accountants.................................. F-2
Consolidated Balance Sheets............................................... F-3
Consolidated Statements of Operations..................................... F-4
Consolidated Statements of Common Stock Subject to Rescission and
 Shareholders' Deficit ................................................... F-5
Consolidated Statements of Cash Flows..................................... F-6
Notes to Consolidated Financial Statements................................ F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
GlobalTel Resources, Inc.:

  We have audited the accompanying consolidated balance sheets of GlobalTel Resources, Inc. (a Washington corporation) and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, common stock subject to rescission and shareholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  As discussed in Note 6, the Company plans to commence an offer to rescind a significant portion of the Company's common stock and bridge loans. In addition, as discussed in Note 5, a significant portion of the Company's bridge loans call for principal repayment during 1998. Management's current projections indicate that there will not be sufficient cash flows from operations to fund these obligations. Management is currently planning to pay off these obligations with the proceeds of a public offering of common stock. However, if management is unsuccessful in that effort, consideration will be given to the slowdown of its growth strategies and renegotiating the terms of the bridge loans due in 1998.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GlobalTel Resources, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                       ARTHUR ANDERSEN LLP

Seattle, Washington,
April 11, 1997 (except with respect
to the matters discussed in Note 9,

as to which the date is December 18, 1997)

                   GLOBALTEL RESOURCES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (AMOUNTS AS OF SEPTEMBER 30, 1997 ARE UNAUDITED)

                                              DECEMBER 31,
                                         ------------------------  SEPTEMBER 30,
                                            1995         1996          1997
                                         -----------  -----------  -------------
                ASSETS
                ------
Current assets:
  Cash.................................  $   715,987  $   446,257   $   237,428
  Accounts receivable, net of allowance
   for doubtful accounts of $62,000,
   $207,000, and $180,000..............      376,118    1,288,047       947,985
  Other receivables....................      100,424      333,181       289,487
  Other current assets.................       66,890      149,178       146,956
                                         -----------  -----------  ------------
    Total current assets...............    1,259,419    2,216,663     1,621,856
Furniture and equipment, net...........      310,092      670,712     1,387,117
Other assets:
  License agreement, net...............      175,398      163,573       154,705
  Organizational costs, net............      119,693      110,114        84,064
  Bridge loan issue costs, net.........        2,846      107,356       211,274
  Deposits on equipment................          --       374,075       507,388
  Other................................       10,906       58,994        35,500
                                         -----------  -----------  ------------
    Total assets.......................  $ 1,878,354  $ 3,701,487  $  4,001,904
                                         ===========  ===========  ============
 LIABILITIES AND SHAREHOLDERS' DEFICIT
 -------------------------------------
Current liabilities:
  Accounts payable.....................  $   425,229  $ 2,570,745  $  3,184,757
  Accrued liabilities..................      260,394    1,937,154     1,326,253
  Bridge loans.........................      265,000    1,840,000     2,035,000
  Due to shareholders..................      649,015          --            --
  Notes payable........................          --        92,310        27,372
  Customer deposits and prepayments....      493,908    1,024,743       871,272
                                         -----------  -----------  ------------
    Total current liabilities..........    2,093,546    7,464,952     7,444,654
Bridge loans...........................          --     2,282,500     2,120,000
                                         -----------  -----------  ------------
    Total liabilities..................    2,093,546    9,747,452     9,564,654
                                         -----------  -----------  ------------
Commitments and contingencies (see
 Notes 6 and 8)
Common stock subject to rescission; par
 value $0.05; 310,885, 326,385 and
 386,497 shares issued and outstanding.    1,434,137    1,519,387     1,850,004
                                         -----------  -----------  ------------
Shareholders' deficit:
  Series A convertible preferred stock;
   par value $0.01; 5,000,000 shares
   authorized; 0, 0, and 275,000 shares
   issued and outstanding..............          --           --        987,027
  Common stock; par value $0.05;
   50,000,000 shares authorized;
  1995--1,119,165 shares issued,
   690,947 shares outstanding;.........      150,033          --            --
  1996--675,447 shares issued and
   outstanding;........................          --        64,783           --
  1997--1,133,110 shares issued and
   outstanding.........................          --           --      2,388,642
  Common stock warrants................       10,751       52,306     1,334,406
  Accumulated deficit..................   (1,810,113)  (7,682,441)  (12,122,829)
                                         -----------  -----------  ------------
    Total shareholders' deficit........   (1,649,329)  (7,565,352)   (7,412,754)
                                         -----------  -----------  ------------
    Total liabilities and shareholders'
     deficit...........................  $ 1,878,354  $ 3,701,487  $  4,001,904
                                         ===========  ===========  ============

  The accompanying notes are an integral part of these consolidated financial statements.

                   GLOBALTEL RESOURCES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
   (AMOUNTS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997 ARE
                                   UNAUDITED)

                                                       NINE-MONTH PERIOD ENDED
                             YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                             ------------------------  ------------------------
                                1995         1996         1996         1997
                             -----------  -----------  -----------  -----------
Revenues...................  $ 2,113,047  $ 9,135,935  $ 5,830,203  $10,639,495
Operating expenses:
  Cost of sales............    1,928,396    8,229,546    5,155,035    9,006,799
  Sales and marketing......      238,168      682,332      493,920      664,421
  General and
   administrative..........    1,536,215    5,773,133    4,095,125    4,657,840
  Depreciation and
   amortization............      111,062       98,288       85,904      141,582
                             -----------  -----------  -----------  -----------
Total operating expenses...    3,813,841   14,783,299    9,829,984   14,470,642
                             -----------  -----------  -----------  -----------
Operating loss.............   (1,700,794)  (5,647,364)  (3,999,781)  (3,831,147)
Interest expense, including
 $1,291, $61,350, $30,272
 and $213,797 to related
 parties...................      (33,681)    (224,964)    (103,066)    (587,442)
                             -----------  -----------  -----------  -----------
Net loss before provision
 for income taxes..........   (1,734,475)  (5,872,328)  (4,102,847)  (4,418,589)
Provision for income taxes.          --           --           --           --
                             -----------  -----------  -----------  -----------
Net loss...................  $(1,734,475) $(5,872,328) $(4,102,847) $(4,418,589)
                             ===========  ===========  ===========  ===========
Series A convertible
 preferred stock dividends.          --           --           --       (21,799)
                             -----------  -----------  -----------  -----------
Net loss applicable to
 common shareholders.......  $(1,734,475) $(5,872,328) $(4,102,847) $(4,440,388)
                             ===========  ===========  ===========  ===========
Pro forma:
  Net loss per share.......               $     (3.17)              $     (2.39)
                                          ===========               ===========
  Weighted average number
   of shares outstanding...                 1,854,822                 1,858,992
                                          ===========               ===========



  The accompanying notes are an integral part of these consolidated financial statements.

                  GLOBALTEL RESOURCES, INC. AND SUBSIDIARIES

       CONSOLIDATED STATEMENTS OF COMMON STOCK SUBJECT TO RESCISSION AND
                             SHAREHOLDERS' DEFICIT
  (AMOUNTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1997 ARE UNAUDITED)

                                                                               SERIES A
                                                    COMMON STOCK SUBJECT     CONVERTIBLE
                                                       TO RESCISSION       PREFERRED STOCK         COMMON STOCK
                                                    -------------------- --------------------  ----------------------    COMMON
                                                     NUMBER     DOLLAR    NUMBER     DOLLAR    NUMBER OF    DOLLAR       STOCK
                                                    OF SHARES   AMOUNT   OF SHARES   AMOUNT     SHARES      AMOUNT      WARRANTS
                                                    --------- ---------- --------- ----------  ---------  -----------  ----------
BALANCE, December 31, 1994......................         --   $      --       --   $      --     421,760  $   330,000  $      --
 Issuance of common stock to founders...........         --          --       --          --      23,499          --          --
 Issuance of common stock ($0.42 per share) and
   obligation to issue 60,000 shares ($0.14 per
   share) to acquire GFP (see Notes 1 and 7)....         --          --       --          --     216,791      100,000         --
 Sale of common stock ($2.665 per share)........      96,748     256,382      --          --     110,910      297,344         --
 Sale of common stock ($5.50 per share).........     214,137   1,177,755      --          --     180,560      993,078         --
 Cost of common stock issuances.................         --          --       --          --         --      (126,236)        --
 Issuance of common stock warrants..............         --          --       --          --         --           --       10,751
 Repurchase of common stock ($5.50 per share)...         --          --       --          --    (262,573)  (1,444,153)        --
 Net loss.......................................         --          --       --          --         --           --          --
                                                     -------  ----------  -------  ----------  ---------  -----------  ----------
BALANCE, December 31, 1995......................     310,885   1,434,137      --          --     690,947      150,033      10,751
 Repurchase of common stock ($5.50 per share)...         --          --       --          --     (18,000)     (99,000)        --
 Sale of common stock to employees ($5.50 per
   share).......................................      15,500      85,250      --          --         --           --          --
 Sale of common stock to third party ($5.50 per
   share).......................................         --          --       --          --       2,500       13,750         --
 Issuance of common stock warrants..............         --          --       --          --         --           --       41,555
 Net loss.......................................         --          --       --          --         --           --          --
                                                     -------  ----------  -------  ----------  ---------  -----------  ----------
BALANCE, December 31, 1996......................     326,385   1,519,387      --          --     675,447       64,783      52,306
 Issuance of Series A convertible preferred
   stock ($4.00 per share, see Note 3)..........         --          --   275,000   1,100,000        --           --          --
 Cost of Series A convertible preferred stock
   issuances....................................         --          --       --     (134,772)       --           --          --
 Partial settlement of 1995 obligation to issue
   common stock to acquire GFP (see Note 7).....         --          --       --          --      30,000          --          --
 Employment contract converted to common stock
   ($5.50 per share)............................         --          --       --          --      24,242      133,333         --
 Bridge loans converted to common stock ($5.50
   per share)...................................      60,112     330,617      --          --     403,421    2,218,811         --
 Cost of common stock conversions...............         --          --       --          --         --       (28,285)        --
 Deferred salaries converted to common stock
   warrants.....................................         --          --       --          --         --           --    1,184,856
 Issuance of common stock warrants..............         --          --       --          --         --           --       97,244
 Cumulative Series A convertible preferred stock
   dividends....................................         --          --       --       21,799        --           --          --
 Net loss.......................................         --          --       --          --         --           --          --
                                                     -------  ----------  -------  ----------  ---------  -----------  ----------
BALANCE, September 30, 1997 (unaudited).........     386,497  $1,850,004  275,000  $  987,027  1,133,110  $ 2,388,642  $1,334,406
                                                     =======  ==========  =======  ==========  =========  ===========  ==========
                                                                      TOTAL
                                                    ACCUMULATED   SHAREHOLDERS'
                                                      DEFICIT        DEFICIT
                                                    ------------  -------------
BALANCE, December 31, 1994......................    $    (75,638)  $   254,362
 Issuance of common stock to founders...........             --            --
 Issuance of common stock ($0.42 per share) and
   obligation to issue 60,000 shares ($0.14 per
   share) to acquire GFP (see Notes 1 and 7)....             --        100,000
 Sale of common stock ($2.665 per share)........             --        297,344
 Sale of common stock ($5.50 per share).........             --        993,078
 Cost of common stock issuances.................             --       (126,236)
 Issuance of common stock warrants..............             --         10,751
 Repurchase of common stock ($5.50 per share)...             --     (1,444,153)
 Net loss.......................................      (1,734,475)   (1,734,475)
                                                    ------------   -----------
BALANCE, December 31, 1995......................      (1,810,113)   (1,649,329)
 Repurchase of common stock ($5.50 per share)...             --        (99,000)
 Sale of common stock to employees ($5.50 per
   share).......................................             --            --
 Sale of common stock to third party ($5.50
   per share)...................................             --         13,750
 Issuance of common stock warrants..............             --         41,555
 Net loss ......................................      (5,872,328)   (5,872,328)
                                                    ------------   -----------
BALANCE, December 31, 1996......................      (7,682,441)   (7,565,352)
 Issuance of Series A convertible preferred
   stock ($4.00 per share, see Note 3)..........             --      1,100,000
 Cost of Series A convertible preferred stock
   issuances....................................             --      (134,772)
 Partial settlement of 1995 obligation to issue
   common stock to acquire GFP (see Note 7).....             --            --
 Employment contract converted to common stock
   ($5.50 per share)............................             --        133,333
 Bridge loans converted to common stock
   ($5.50 per share)............................             --      2,218,811
 Cost of common stock conversions...............             --        (28,285)
 Deferred salaries converted to common stock
   warrants.....................................             --      1,184,856
 Issuance of common stock warrants..............             --         97,244
 Cumulative Series A convertible preferred
   stock dividends..............................         (21,799)          --
 Net loss.......................................      (4,418,589)   (4,418,589)
                                                    ------------   -----------
BALANCE, September 30, 1997 (unaudited).....        $(12,122,829)  $(7,412,754)
                                                    =============  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                   GLOBALTEL RESOURCES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
   (AMOUNTS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997 ARE
                                   UNAUDITED)

                                                       NINE-MONTH PERIOD ENDED
                             YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                             ------------------------  ------------------------
                                1995         1996         1996         1997
                             -----------  -----------  -----------  -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES:
Net loss...................  $(1,734,475) $(5,872,328) $(4,102,847) $(4,418,589)
Adjustments to reconcile
 net loss to net cash used
 in operating activities--
  Depreciation and
   amortization............      118,966      127,287      107,653      300,326
  Loss on disposal of
   assets..................          --        12,538       12,538          --
  Employment contract
   converted to common
   stock...................          --           --           --       133,333
  Changes in certain assets
   and liabilities:
   Accounts receivable.....     (376,118)    (911,929)    (224,047)     340,062
   Other receivables and
    other current assets...     (160,061)    (315,045)    (554,925)      11,322
   Accounts payable,
    accrued liabilities and
    other..................      658,421    3,807,276    3,100,088    1,423,187
   Customer deposits and
    prepayments............      493,908      530,835      358,597     (153,471)
                             -----------  -----------  -----------  -----------
Net cash used in operating
 activities................     (999,359)  (2,621,366)  (1,302,943)  (2,363,830)
                             -----------  -----------  -----------  -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
Purchases of furniture and
 equipment.................     (260,449)    (329,390)    (264,154)    (823,070)
Proceeds from disposition
 of assets.................          --        15,000       15,000          --
Organizational costs
 incurred..................     (162,929)         --           --           --
Acquisition of business,
 net of cash acquired......      (99,003)         --           --           --
Deposits made to purchase
 furniture and equipment...          --      (374,075)    (374,075)    (133,313)
                             -----------  -----------  -----------  -----------
Net cash used in investing
 activities................     (522,381)    (688,465)    (623,229)    (956,383)
                             -----------  -----------  -----------  -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
Proceeds from issuance of
 bridge loans..............      265,000    3,857,500    2,062,500    2,651,708
Payments made on bridge
 loans.....................          --           --           --      (305,000)
Payments made on due to
 shareholders..............     (707,956)    (649,015)    (649,015)         --
Borrowings under notes
 payable...................          --           --           --        12,967
Payments on notes payable..          --       (33,342)         --       (77,905)
Cash paid for bridge loan
 issue costs...............          --       (76,954)     (27,654)    (193,702)
Proceeds from issuance of
 common stock, net.........    2,598,323       99,000          --           --
Repurchase of common stock.     (200,000)     (99,000)         --           --
Proceeds from issuance of
 Series A convertible
 preferred stock, net......          --       (58,088)         --     1,023,316
                             -----------  -----------  -----------  -----------
Net cash provided by
 financing activities......    1,955,367    3,040,101    1,385,831    3,111,384
                             -----------  -----------  -----------  -----------
Net increase (decrease) in
 cash......................      433,627     (269,730)    (540,341)    (208,829)
Cash, beginning of period..      282,360      715,987      715,987      446,257
                             -----------  -----------  -----------  -----------
Cash, end of period........  $   715,987  $   446,257  $   175,646  $   237,428
                             ===========  ===========  ===========  ===========
SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION:
Cash paid during the period
 for--
  Interest.................  $    26,585  $    17,446  $    17,446  $    33,099
  Income taxes ............          --           --           --           --
SUPPLEMENTAL DISCLOSURE OF
 SIGNIFICANT NONCASH
 INVESTING AND FINANCING
 ACTIVITIES:
Issuance of common stock
 warrants related to bridge
 loans.....................  $    10,751  $    41,555  $    22,746  $    97,244
Bridge loans and accrued
 interest converted to
 common stock..............          --           --           --     2,549,428
Deferred salaries converted
 to common stock warrants..          --           --           --     1,184,856
Issuance of notes payable
 to finance common stock
 repurchase................    1,244,153          --           --           --
Issuance of notes payable
 to finance equipment
 purchases.................          --       125,652       91,020          --

  The accompanying notes are an integral part of these consolidated financial statements.

                  GLOBALTEL RESOURCES, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE-MONTH PERIODS
                ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

1. DESCRIPTION OF THE BUSINESS

  GlobalTel Resources, Inc. ("the Company"), a Washington corporation, was formed on November 17, 1994, to provide international telecommunications services. The Company began operations in 1995 with its entry into the international call-reorigination business. The Company also markets long-distance calling cards, and enhanced voice services including voice mail and conference calling.

  On December 29, 1995, the Company acquired GFP Group, Inc. ("GFP"), a Washington corporation formed on September 15, 1995. GFP was formed primarily for the purpose of acquiring Ratsten International Telecommunications, Inc. d/b/a Netstar Telecommunications, Inc. ("Ratsten") and thereafter being acquired by the Company. Ratsten held certain license rights critical to the Company's mission of providing global telecommunications services.

  The Company provides global long-distance call-reorigination services through Primecall, Inc., a wholly owned subsidiary. The Company began generating revenue in March 1995. Prior to January 1, 1995, the Company's sole operations consisted of general and administrative activities, which amounted to $75,638 for the year ended December 31, 1994. As these results of operations are not material, the Company's financial statements as of and for the year ended December 31, 1994 are not presented.

  During the Company's limited operating history, it has generated substantial operating losses and expects to incur additional operating losses. These losses have been principally funded by a combination of common and preferred stock sales and bridge loans, which mature in 1998 and early 1999 (see Notes 3 and 5). In addition, the Company will require additional capital to bring certain past due trade accounts payable current and finance its short- and long-term growth strategies. There can be no assurance that the Company will be able to obtain the necessary additional capital, or that its operations will be sufficient to generate future positive operating results.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Consolidated Financial Statements

  The accompanying consolidated financial statements include the financial accounts of the Company and its wholly owned subsidiaries, Primecall and GFP. All intercompany transactions have been eliminated.

 Use of Estimates

  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

 Interim Results

  The accompanying consolidated balance sheet as of September 30, 1997, and the consolidated statements of operations, common stock subject to rescission and shareholders' deficit and cash flows for the nine-month periods ended September 30, 1996 and 1997 are unaudited. In the opinion of management, the interim unaudited consolidated statements have been prepared on the same basis as the historical audited

                  GLOBALTEL RESOURCES, INC. AND SUBSIDIARIES

     (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE-MONTH PERIODS
                ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

consolidated financial statements and include all adjustments, consisting of normal recurring adjustments necessary for the fair statement of interim periods. The data disclosed in these notes to the consolidated financial statements for these interim periods is also unaudited.

 Cash

  For purposes of the consolidated statements of cash flows, cash includes all amounts on deposit with financial institutions. The Company has no short-term investments.

 Furniture and Equipment

  Furniture and equipment consist of office furniture and computer and telecommunications equipment. Furniture and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets, which range from 5 to 10 years. Repairs, maintenance and minor renewals are charged to expense as incurred. Major renewals and betterments which substantially extend the useful life of the assets are capitalized. Upon sale or other disposition of assets, the cost and the related accumulated depreciation are removed from the accounts and a gain or loss, if any, is reflected in the consolidated statements of operations.

  Furniture and equipment is composed of the following:

                                                 DECEMBER 31,
                                              -------------------  SEPTEMBER 30,
                                                1995      1996         1997
                                              --------  ---------  -------------
     Telecommunications equipment............ $281,965  $ 587,791   $  936,113
     Furniture, fixtures and other...........   83,399    206,391      681,139
                                              --------  ---------   ----------
                                               365,364    794,182    1,617,252
     Less--Accumulated depreciation..........  (55,272)  (123,470)    (230,135)
                                              --------  ---------   ----------
     Furniture and equipment, net............ $310,092  $ 670,712   $1,387,117
                                              ========  =========   ==========

  The Company recorded depreciation expense of $55,272, $76,884, $69,852 and $106,665 for the years ended December 31, 1995 and 1996, and for the nine-month periods ended September 30, 1996 and 1997, respectively.

 Other Assets

  Other assets consist primarily of a license agreement, organizational costs, bridge loan issue costs and deposits on telecommunications equipment. The license agreement purchased by the Company (see Note 7) is being amortized on a straight-line basis over 15 years. The Company recorded amortization expense related to the license agreement of $1,970, $11,825, $8,868 and $8,867 for the years ended December 31, 1995 and 1996, and for the nine-month periods ended September 30, 1996 and 1997, respectively.

  Certain organizational costs (primarily legal expenses) incurred in connection with establishing and organizing the Company and its subsidiaries are being amortized over a period of five years. The Company recorded amortization expense related to these organizational costs of $53,820, $9,579, $7,184 and $26,050 for the years ended December 31, 1995 and 1996, and for the nine-month periods ended September 30, 1996 and 1997, respectively.

                  GLOBALTEL RESOURCES, INC. AND SUBSIDIARIES

     (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE-MONTH PERIODS
                ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)


  Bridge loan issue costs incurred in connection with obtaining bridge loans have been capitalized and are being amortized into interest expense over the lives of the loans. During 1995 and 1996, and the nine-month periods ended September 30, 1996 and 1997, the Company recognized $7,904, $28,999, $21,749 and $122,491, respectively, in additional interest expense from amortization of the bridge loan issue costs.

  At December 31, 1996 and September 30, 1997, the Company had made non-refundable deposits of $374,075 and $507,388, respectively, toward the purchase of certain telecommunications equipment. The Company expects to take delivery of this equipment in the fourth quarter of 1997 and in the first quarter of 1998.

 Accrued Liabilities

                                                  DECEMBER 31,
                                               ------------------- SEPTEMBER 30,
                                                 1995      1996        1997
                                               -------- ---------- -------------
     Telecommunications costs................. $ 82,000 $  511,550  $  758,958
     Deferred salaries........................      --     667,000         --
     Other....................................  178,394    758,604     567,295
                                               -------- ----------  ----------
                                               $260,394 $1,937,154  $1,326,253
                                               ======== ==========  ==========

  As of December 31, 1996, the Company had deferred salaries payable to certain members of the Company's management. Interest accrued on the deferred balances at an annual rate of 10%. During 1997, an additional $517,856 of deferred salaries was accrued. During the nine-month period ended
September 30, 1997, the deferred salaries were converted to common stock warrants (see Note 3).

 Equity-Based Compensation

  The Company accounts for employee equity-based compensation following the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." In accordance with the provisions of APB 25, the Company has not recognized deferred compensation or compensation expense in connection with its equity-based plans as the exercise price of the options granted was equal to fair value at the date of grant (see
Note 3).

  Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," requires expanded disclosures of equity-based compensation arrangements with employees and does not require, but encourages, compensation cost to be measured based on the fair value of equity instruments when awarded. The Company, as allowed, intends to continue to measure employee equity-based compensation under APB 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded.

 Revenue Recognition and Cost of Sales

  Revenues and related cost of sales are recognized in the period services are provided. The related accruals for sales, cost of sales and unearned revenues are included in the consolidated balance sheets.

 Income Taxes

  The Company accounts for income taxes using the asset and liability method. To date, the Company has fully reserved all net deferred tax assets.

                  GLOBALTEL RESOURCES, INC. AND SUBSIDIARIES

     (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE-MONTH PERIODS
                ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)


 Concentrations of Risk

  During October 1996, the Company began wholesaling long-distance minutes to other long-distance carriers. As of December 31, 1996, $793,483 of the Company's accounts receivable was due from a single long-distance carrier. This receivable was fully collected during the first quarter of 1997.

  Approximately 85% of the Company's call-reorigination revenues are from customers outside of the United States. The geographic origin of revenues including wholesale carrier revenues approximates the following:

                                                            NINE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,     SEPTEMBER 30,
                                  ----------------------- ----------------------
                                     1995        1996        1996       1997
                                  ----------- ----------- ---------- -----------
   Africa........................ $   731,000  $3,180,000 $2,300,000 $ 1,940,000
   Asia..........................     361,000   1,550,000  1,100,000   1,100,000
   Australia.....................     130,000     557,000    340,000   1,180,000
   Europe........................     230,000     987,000    790,000     480,000
   North America.................     371,000   1,629,000    600,000   4,460,000
   South America.................     290,000   1,233,000    700,000   1,480,000
                                  ----------- ----------- ---------- -----------
                                  $ 2,113,000 $ 9,136,000 $5,830,000 $10,640,000
                                  =========== =========== ========== ===========

  Cost of sales as a percentage of revenues do not vary significantly from region to region. There are no other direct costs incurred outside the United States, nor does the Company own material assets located outside of the United States. The continued legality and competitive advantage of call-reorigination businesses in certain foreign countries is uncertain, due to changing regulatory environments.

  The Company's call-reorigination business is facilitated by a single switch located in Los Angeles, California.

 Pro Forma Net Loss Per Share

  Pro forma net loss per share is based on the weighted average number of shares of common stock and common equivalent shares outstanding using the treasury stock method and upon conversion of the Company's outstanding Series A preferred stock at September 30, 1997. Common stock equivalents are excluded from the calculation of pro forma net loss per share due to their antidilutive effect except that pursuant to Securities and Exchange Commission requirements, common and common equivalent shares issued during the 12-month period prior to the initial filing of a registration statement relating to the Company's proposed initial public offering have been included in the calculation as if they were outstanding for all periods presented using the treasury stock method, based on the initial public offering price of $9.00 per share.

  Pro forma net loss per share has been computed as described above and also gives effect, even if antidilutive, to shares of Series A preferred stock that are assumed to convert to common stock upon the closing of the Company's initial public offering (using the if-converted method). If the offering contemplated by the prospectus is consummated, all of the Series A preferred stock outstanding as of the effective date of the offering is assumed to be converted into an aggregate of 209,045 shares of common stock.

                  GLOBALTEL RESOURCES, INC. AND SUBSIDIARIES

     (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE-MONTH PERIODS
                ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)


 Effect of New Accounting Standard

  In February 1997, the Financial Accounting Standards Board issued SFAS 128, "Earnings Per Share," which revises the calculation and presentation provisions of APB 15 and related interpretations. SFAS 128 is effective for the Company's fiscal year ending December 31, 1997, and retroactive application is required. The Company does not expect the implementation of SFAS 128 to have a material effect on earnings per share amounts reported prior to that date.

3. SHAREHOLDERS' DEFICIT

 Series A Convertible Preferred Stock

  Each share of Series A Convertible Preferred Stock is entitled to a dividend at a per annum rate equal to 6% of the issuance price, deferrable at the election of the Company but payable in preference to dividends on any other securities issued by the Company. All accrued and unpaid dividends on a share must be paid before dividends on other securities. Each share is also entitled, in liquidation, to a preferred distribution of the initial issuance price plus all accrued but unpaid dividends. Each share is subject to automatic conversion to common stock upon the sale of all or substantially all of the assets of the Company, an election to convert by two-thirds of the holders of such shares, or upon the closing of an initial public offering, the net proceeds of which exceed $15 million if certain other conditions are satisfied. Any unpaid cumulative dividends at the time of conversion may be paid at the option of the Company in cash, common stock, or as notes payable to the preferred shareholders. Each share of Series A preferred stock has a voting right based upon the number of shares of common stock into which the Series A preferred stock would then be convertible in addition to certain demand and piggyback registration rights.

  During 1996, the Company incurred $58,088 in connection with its issuance of Series A convertible preferred stock. These costs were capitalized as other assets in the accompanying December 31, 1996 consolidated balance sheet and were subsequently reclassified as a charge to equity in connection with the Company's private placement of Series A convertible preferred stock.

 Common Stock

  During 1995, the Company executed a stock purchase agreement with certain common shareholders to buy back 262,573 shares of the Company's common stock at a price of $5.50 per share. The Company paid $200,000 in cash and issued $1,244,153 in promissory notes (classified as due to shareholders in the accompanying December 31, 1995 consolidated balance sheet) bearing interest at 8% to finance the repurchase. These promissory notes were paid in full as of December 31, 1996.

  During September 1997, several holders of bridge loans accepted an offer from the Company to convert their bridge loans in the amount of $2,314,208, and related unpaid interest of $235,220 into shares of common stock at a value equal to $5.50 per share (See Note 5).

  During September 1997, the Company issued 24,242 shares of common stock with an agreed value of $133,333 to a former employee in satisfaction of the Company's obligations under the employee's severance agreement. The value of the common stock issued was charged to compensation expense in the accompanying consolidated statement of operations for the nine-month period ended September 30, 1997.

                  GLOBALTEL RESOURCES, INC. AND SUBSIDIARIES

     (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE-MONTH PERIODS
                ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)


 Equity-Based Compensation

  During 1996, the Company approved the 1996 Stock Option Plan (the "Plan") which provides for the granting of qualified and nonqualified stock options. The Company has reserved 700,000 shares of common stock subject to shareholder approval for granting of stock options under the Plan. The Company's Board of Directors ("the Board") has the authority to determine all matters relating to options to be granted under the Plan, including the selection of individuals to be granted options, the number of shares to be subject to each option, the exercise price and the term and vesting period, if any. The Company recognized no compensation expense from the vesting of options granted for the years ended December 31, 1995 and 1996 or for the nine-month periods ended September 30, 1996 and 1997.

  The following table summarizes activity related to stock options granted to certain executives and employees of the Company:

                                                                       EXERCISE
                                                             NUMBER OF PRICE PER
                                                              SHARES     SHARE
                                                             --------- ---------
     Balance at January 1, 1995.............................      --     $ --
       Grants...............................................   73,100     5.50
       Exercised............................................      --       --
       Canceled.............................................      --       --
                                                              -------
     Balance at December 31, 1995...........................   73,100     5.50
       Grants...............................................  128,926     5.50
       Exercised............................................      --       --
       Canceled.............................................  (30,000)    5.50
                                                              -------
     Balance at December 31, 1996...........................  172,026     5.50
       Grants...............................................   88,533     5.50
       Exercised............................................      --       --
       Canceled.............................................  (60,533)    5.50
                                                              -------
     Balance at September 30, 1997..........................  200,026     5.50
                                                              =======

  There were 13,100, 63,609 and 90,125 options exercisable as of December 31, 1995 and 1996, and as of September 30, 1997, respectively. The outstanding options at December 31, 1996, have a weighted average remaining contractual life of 9.7 years. As of September 30, 1997, there were 319,974 shares available for future option grants.

  Pro forma information regarding results of operations and loss per share is required by SFAS 123 for awards granted after December 31, 1994 as if the Company had accounted for its stock-based awards to employees under a valuation method permitted by SFAS 123. The value of the Company's stock-based awards to employees in 1995, 1996 and 1997 was estimated using the minimum value method. Should the Company complete an initial public offering ("IPO") of its common stock, options granted after the IPO will be valued using the Black-Scholes option pricing model. Among other things, the Black-Scholes model considers the expected volatility of the Company's stock price, determined in accordance with SFAS 123, in arriving at an option valuation. The minimum value method does not consider stock price volatility. Had compensation cost for the Plan been determined consistent with SFAS 123, the Company's net loss for the years ended December 31, 1995 and 1996 would have been increased to $1,748,144 and $5,918,197, respectively. The Company intends to make the complete annual disclosures required under SFAS 123 for all 1997 activity in its consolidated financial statements as of and for the year ended December 31, 1997.

                  GLOBALTEL RESOURCES, INC. AND SUBSIDIARIES

     (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE-MONTH PERIODS
                ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

  The weighted average fair value of the Company's stock-based awards granted to employees was $1.05 and $0.90 as of December 31, 1995 and 1996, respectively, and was estimated assuming no expected dividends and the following weighted average assumptions:

                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1995    1996
                                                                 ------- -------
     Risk-free interest rate....................................    5.4%    6.2%
     Expected life.............................................. 4 years 3 years


 Common Stock Warrants

  In connection with the bridge loans issued by the Company, warrants to purchase 21,501, 78,910 and 185,762 shares of the Company's common stock were issued in 1995, 1996 and for the nine-month period ended September 30, 1997, respectively. The 1996 and 1997 warrants generally provide for increases in the number of shares of common stock issuable if the Company has not closed a major financing transaction within specified periods. The 1996 and 1997 warrants have an exercise price of $5.50 and the 1995 warrants are exercisable at no cost. All of the warrants were exercisable immediately upon issuance. The Company estimated the value of these warrants to be $10,751, $41,555 and $97,244 in 1995, 1996 and 1997, respectively, and accordingly, recorded this value as bridge loan issue costs to be amortized as interest expense over the life of the bridge loans.

  The Company also issued warrants to purchase 2,406, 55,800 and 22,600 shares of common stock at an exercise price of $0, $5.50 and $5.50 per share, to various individuals in consideration for consulting and other services received during 1995, 1996, and 1997, respectively. With respect to the 1996 warrants, 30,000 vest upon the earlier of two years or the filing of a registration statement in connection with a public offering. The remaining 25,800 warrants were exercisable immediately upon issuance. The 1995 and 1997 warrants were also immediately exercisable upon issuance. The fair market value of these warrants when issued were not considered to be material.

  During September 1997, several former employees accepted common stock warrants in lieu of salaries owed to them. Accordingly, deferred salaries of $1,184,856 were converted into warrants to purchase 215,428 shares of common stock with an exercise price of $0.05 per share. These warrants were immediately exercisable upon issuance and have a three-year term.

4. INCOME TAXES

  Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                             DECEMBER 31,
                                                         ----------------------
                                                           1995        1996
                                                         ---------  -----------
     Deferred tax assets:
       Net operating loss carryforward.................. $ 468,000  $ 1,422,000
       Start-up costs...................................    95,000      813,000
       Other deferred tax assets........................    39,000      373,000
       Valuation allowance..............................  (538,000)  (2,528,000)
                                                         ---------  -----------
         Total deferred tax assets......................    64,000       80,000
     Deferred tax liabilities:
       Depreciation of furniture and equipment..........    (4,000)     (24,000)
       Amortization of other long-term assets...........   (60,000)     (56,000)
                                                         ---------  -----------
         Total deferred tax liabilities.................   (64,000)     (80,000)
                                                         ---------  -----------
         Net deferred taxes............................. $     --   $       --
                                                         =========  ===========

                  GLOBALTEL RESOURCES, INC. AND SUBSIDIARIES

     (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE-MONTH PERIODS
                ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

  The Company's net operating loss carryforward is subject to limitations and begins expiring in 2010. The Company has determined that its deferred tax assets do not satisfy the recognition criteria set forth under the provisions of SFAS 109, "Accounting for Income Taxes." Accordingly, a valuation allowance has been recorded against the applicable deferred tax assets. Therefore, no tax benefits have been recorded in the accompanying consolidated statements of operations. The valuation allowance increased by $538,000 and $1,990,000 during 1995 and 1996, respectively.

  The difference between the statutory tax rate of approximately 34% and the tax benefit of zero recorded by the Company is primarily due to the Company's full valuation allowance against its net deferred tax assets.

5. BRIDGE LOANS

  To fund operations and capital expenditures of the Company and, in 1995, to assist in the purchase of Ratsten (see Note 7), the Company obtained bridge loans from certain investors, some of whom are shareholders or management of the Company. All bridge loans bear interest at 10% annually and in certain cases increase to 12% if the loans are past due. In addition, stock warrants were granted to certain of these investors as discussed in Note 3. Bridge loans outstanding were:

                                                 DECEMBER 31,
                                              ------------------- SEPTEMBER 30,
                                                1995      1996        1997
                                              -------- ---------- -------------
Payable to shareholders and management:
  Maturing December 1995 through March 1996,
   due upon demand after maturity date....... $210,000 $  210,000  $  226,000
  Maturing February 1997 through May 1998,
   payable in full or convertible at the
   option of the holder to common stock upon
   closing of additional equity financing
   over $25 million, at the price per share
   paid by investors in the equity financing.      --   1,105,000     800,000
Payable to other related parties:
  Principal and accrued interest converted to
   98,693 shares of common stock in September
   1997......................................      --     500,000         --
  Maturing December 1999, convertible in
   whole or in part at the option of the
   holder to common stock at a conversion
   price equal to the ratio of annualized
   revenues over common shares outstanding at
   the time of conversion....................      --         --    2,000,000
Payable to third parties:
  Maturing December 1995 through March 1996,
   due upon demand after maturity date.......   55,000     55,000      14,000
  Due upon demand............................      --     150,000         --
  Maturing February 1997 through May 1998,
   payable in full or convertible at the
   option of the holder to common stock upon
   closing of additional equity financing
   over $25 million, at the price per share
   paid by investors in the equity financing.      --   1,202,500      45,000
  Maturing June 1998, convertible in whole or
   in part at the option of the holder to
   common stock upon closing of additional
   equity financing over $15 million, at the
   price per share paid by investors in the
   equity financing. The conversion price to
   common stock is the ratio of 1.50 times
   annualized revenues over the number of
   common shares outstanding.................      --     900,000   1,070,000
                                              -------- ----------  ----------
Total bridge loans...........................  265,000  4,122,500   4,155,000
Less current portion (see Note 6)............  265,000  1,840,000   2,035,000
                                              -------- ----------  ----------
Long-term bridge loans (see Note 9).......... $    --  $2,282,500  $2,120,000
                                              ======== ==========  ==========

                  GLOBALTEL RESOURCES, INC. AND SUBSIDIARIES

     (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE-MONTH PERIODS
                ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

  In conjunction with the conversion of certain bridge loans to common stock mentioned in Note 3, capitalized debt issue costs of $64,537 were written-off. Debt issue costs in the amount of $28,285 related to bridge loans that were converted at the holders' discretion according to the terms of the bridge loan agreements were charged to equity. Debt issue costs of $36,253 related to bridge loans that were extinguished were charged to interest expense in the Company's consolidated statement of operations for the period ended September 30, 1997.

6. SECURITIES SUBJECT TO RESCISSION

  The Company believes that certain of its outstanding shares of common stock ("Rescission Stock") and bridge loans and warrants to purchase shares of common stock (collectively, the "Rescission Securities") may have been issued in violation of certain state securities laws. As a result, conditioned on completion of the proposed IPO, the Company plans to offer to rescind such prior sales by offering to repurchase the Rescission Securities (the "Rescission Offer") at the price originally paid plus interest at the annual statutory rate of eight percent from the date of purchase to the expiration of the Rescission Offer. As such, the shares of common stock and bridge loans making up the Rescission Securities have been classified as common stock subject to rescission and current liabilities, respectively, in the accompanying consolidated financial statements. As of September 30, 1997, there were 386,497 shares of common stock, $496,000 in aggregate principal amounts of bridge loans and warrants to purchase an aggregate of approximately 67,000 shares of common stock identified for possible rescission. In addition, the Company expects to repay $430,000 in bridge loans from proceeds of the IPO that would otherwise be identified for possible rescission. If all holders of Rescission Securities as of September 30, 1997 were to accept the Rescission Offer, the Company would be required to pay approximately $2.7 million including statutory accrued interest.

  The Company estimates that the total amount of its obligation for the statutory accrued interest with respect to Rescission Stock could aggregate approximately $234,000 as of September 30, 1997, if all offerees holding Rescission Stock were to accept the Rescission Offer. Because of the contingent nature of this liability and because the ultimate amount to be paid, if any, is not presently known, the potential interest liability with respect to Rescission Stock has not been accrued in the accompanying consolidated financial statements, but will be recorded as an expense and a liability of the Company if and when the shares of common stock subject to rescission are tendered pursuant to the Rescission Offer. The statutory rate of interest with respect to the bridge loans covered by the Rescission Offer is less than the interest that has already been accrued by the Company under the original terms of the bridge loans.

  The Company plans to make the Rescission Offer if it is able to complete the proposed IPO. A portion of the proceeds of the IPO will be used to fund payments pursuant to the repurchase of the Rescission Securities, if any are required. However, there can be no assurance that the proposed IPO will be successfully completed. The consolidated financial statements do not include any adjustments that might result from the outcome of the Rescission Offer. Furthermore, notwithstanding the Rescission Offer, there can be no assurance that the Company will not be subject to penalties or fines relating to past issuances or that other holders of securities from the Company will not assert or prevail in claims against the Company for rescission or damages under state or federal securities laws.

                  GLOBALTEL RESOURCES, INC. AND SUBSIDIARIES

     (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE-MONTH PERIODS
                ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)


7. ACQUISITIONS

 Ratsten International Telecommunications, Inc.

  On October 18, 1995, GFP purchased 50% of the outstanding common stock of Ratsten for $100,000 and the other 50% for 108,791 shares of GFP's common stock in a business acquisition accounted for using the purchase method of accounting, the purpose of which was to acquire certain licensing rights held by Ratsten. Prior to the Ratsten acquisition, GFP had issued 108,000 shares of common stock to its founders. In total, GFP's common stock issued was valued at $91,000. Of the total purchase price, including the obligation to issue shares described below, $177,368 was assigned to the license agreement, with the remainder assigned to certain assets acquired and liabilities assumed. No goodwill was recognized from the purchase. The sellers of Ratsten made certain warranties to the Company, primarily that the license agreement was valid and fully transferable to GFP after the purchase.

  The acquisition agreement included an obligation for the issuance of an additional 60,000 shares of the Company's common stock to the sellers of one-half of Ratsten, contingent upon the Company obtaining additional financing (other than bridge funding) in excess of a certain amount. This contingent obligation was valued at $9,000 as of the date of the agreement. During the nine-month period ended September 30, 1997, 30,000 of these shares had been issued.

 GFP

  On December 29, 1995, pursuant to a share exchange agreement and statutory share exchange, the Company issued 216,791 of voting common stock on a one-for-one basis for all of GFP's issued and outstanding common stock. GFP's only significant asset was the license agreement which had been acquired from Ratsten in anticipation of the share exchange agreement. GFP did not have any material operations during the period from its inception through December 29, 1995.

8. COMMITMENTS AND CONTINGENCIES

  The Company has entered into noncancelable operating lease agreements involving office space and equipment, certain telecommunications equipment and licensing agreements with lease terms extending through 2006. Minimum lease payments are subject to change as provided for in the lease agreements. The Company's future minimum noncancelable lease payments as of December 31, 1996, are as follows:

      YEARS ENDING
      DECEMBER 31,
      ------------
        1997........................................................  $  622,521
        1998........................................................     436,884
        1999........................................................     272,989
        2000........................................................     249,573
        2001........................................................      41,100
        Thereafter..................................................     188,375
                                                                      ----------
                                                                      $1,811,442
                                                                      ==========

  Lease expense for the years ended December 31, 1995 and 1996 and for the nine-month periods ended September 30, 1996 and 1997 was $125,413, $442,292, $336,142 and $575,935, respectively.

                  GLOBALTEL RESOURCES, INC. AND SUBSIDIARIES

     (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE-MONTH PERIODS
                ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)


9. SUBSEQUENT EVENTS (AUDITED)

 Initial Public Offering and Reverse Stock Split

  On November 10, 1997, the Board approved the filing of a registration statement with the Securities and Exchange Commission covering the proposed sale by the Company of up to $25 million of its common stock to the public. The Board also approved $200,000 in bonuses to be paid to certain individuals upon successful completion of the IPO. In addition, the Board approved a reverse common stock split and increased the authorized number of common shares from 20 million to 50 million. The ratio of the reverse common stock split is 1:5. All share and per share amounts have been retroactively adjusted in these consolidated financial statements to reflect the reverse common stock split.

 Bridge Loans

  In March 1997, the Company obtained additional bridge financing of $651,708, $451,708 of which was converted to common stock as discussed in Note 3, and the remainder matures June 1998. In connection with this funding, the Company initially granted 26,068 warrants to purchase shares of the Company's common stock at an exercise price of $5.50 per share. In April 1997, a note for $2,000,000 was issued which matures December 31, 1999. Associated with this note, the Company granted warrants to purchase 80,000 shares of the Company's common stock at an exercise price of $5.50. In October 1997, additional bridge loans of $550,000 were issued which mature in March 1999. Warrants to purchase 11,000 shares of common stock at an exercise price of $5.50 per share were granted in association with this round of financing. The bridge loans are convertible at the option of the holder at any time prior to maturity at the per share common stock price of the most recent institutional financing or, if no such financing has occurred, at the fair value per share common stock price in effect as of the date of conversion. All bridge loans bear interest at an annual rate of ten percent. The warrants granted in association with these bridge loan issuances were valued at approximately $59,000 and were recorded as debt issue costs.

  In December 1997, a holder of a $2,000,000 bridge note outstanding at September 30, 1997 agreed to convert $1,000,000 in principal plus interest into 281,817 shares of common stock at a price of $3.85 per share following the closing of the IPO. In addition, the remaining $1,000,000 in principal plus interest will be repaid in full from the proceeds of the IPO.

  In November 1997, the Company obtained additional bridge financing of $325,000 which was repaid in full from the proceeds of the bridge loans issued in December 1997. Following the closing of the IPO, each original holder of these notes will receive shares of common stock in an amount equal to one half of the initial principal amount of the note divided by the IPO price per share.

  During November and December 1997, the Company obtained additional bridge note financing of $2,981,500. These notes bear interest at an annual rate of ten percent and are due in full at the earlier of the closing of the IPO or January 1999. In addition, following the closing of the IPO, each holder of these notes will receive shares of common stock equal to the initial principal amount of the note divided by the IPO price per share. If the IPO has not closed by July 1, 1998, these bridge note holders will receive warrants to purchase shares of common stock equal to the initial principal amount of the note divided by $5.50. The warrants associated with these bridge loans will have an exercise price of $5.50 per share. Closing costs incurred associated with these notes included approximately $280,000 in cash, 4,000 shares of common stock

                  GLOBALTEL RESOURCES, INC. AND SUBSIDIARIES

     (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE-MONTH PERIODS
                ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

and warrants to purchase 27,600 shares of common stock at strike prices of either 120% or 140% of the IPO price per share.

  In December 1997, $521,000 of bridge loans outstanding at September 30, 1997 were converted to 111,352 shares of common stock at $5.50 per share. In addition, $500,000 of bridge loans currently due at September 30, 1997 were extended to January of 1999. Other terms (such as interest rates and conversion features) were not affected. Of the $521,000 of bridge loans converted to common stock, all but $25,000 is subject to rescission and are classified as current liabilities in the accompanying consolidated September 30, 1997 balance sheet.

 Common Stock Warrants and Options

  On November 10, 1997, the Board amended certain common stock warrant agreements whereby certain warrant holders could exercise their warrants at a price of $3.50 per share in a cashless conversion to common stock rather than at the original exercise price of $5.50 per share, concurrent with the Company's proposed IPO. As of December 18, 1997, holders of warrants representing 264,760 shares of common stock had indicated their intention to exercise their warrants under these amended terms. As a result, the Company recognized approximately $280,000 of additional debt issue costs and $250,000 of additional interest expense. The value of these warrants will continue to be adjusted based on the fair market value of the Company's common stock until exercised.

  In December 1997, the Company had granted warrants to purchase 30,829 shares of common stock at an exercise price of $0.05 per share to certain consultants and advisors of the Company, and recognized consulting expense of approximately $170,000. The Company had also granted warrants to purchase 48,400 shares of common stock at an exercise price of $5.50 per share to certain existing bridge loan holders and advisors to the Company. In addition, the Company granted 16,400 stock options with an exercise price of $5.50 per share, 8,000 of which vested immediately and the remainder vest ratably over a three-year period.

 Issuance of Common Stock

  During November 1997, an aggregate of $187,704 in trade payables due to certain vendors were converted into 34,128 shares of common stock.

  In December 1997, the Board issued 14,000 shares of common stock to certain Board members in recognition of past services rendered to the Company. The Company recognized consulting expense of approximately $77,000 in connection with these stock issuance.

 Employment Agreements

  Effective upon the closing of the Company's proposed IPO, the Company will enter into employment agreements with five of its executive officers. In conjunction with these agreements, the officers will be granted options to purchase a total of 280,000 shares of common stock at the IPO price per share. These options will expire in ten years and will vest upon the earlier of three years or upon the attainment of certain performance goals to be established by the Board.

  [ARTWORK: MULTICOLOR GRAPHIC MAP WITH LIST OF THE COMPANY'S SERVICES.]

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-------------------------------------------------------------------------------

No dealer, sales representative or other person has been authorized to give any information or to make any representation other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any date subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                              -------------------

                               TABLE OF CONTENTS

                                                                            page
Summary...................................................................    3
The Company...............................................................    3
The Offering..............................................................    4
Summary Consolidated Financial Data.......................................    5
Risk Factors..............................................................    6
Use of Proceeds...........................................................   20
Dividend Policy...........................................................   20
Dilution..................................................................   21
Capitalization............................................................   22
Selected Consolidated Financial Data......................................   23
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   24
Business..................................................................   33
Management................................................................   52
Certain Transactions......................................................   60
Principal Shareholders....................................................   66
Description of Securities.................................................   69
Rescission Offer..........................................................   72
Shares Eligible for Future Sale...........................................   74
Underwriting..............................................................   76
Legal Matters.............................................................   78
Experts...................................................................   78
Available Information.....................................................   78
Glossary of Terms.........................................................   79
Index to Consolidated Financial Statements................................  F-1

                                ---------------

  UNTIL           , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                             2,000,000 SHARES

                              [LOGO OF GLOBALTEL]

                                 COMMON STOCK

                              -------------------

                                  PROSPECTUS

                              -------------------

                                Cruttenden Roth
                            I N C O R P O R A T E D

                           Ferris, Baker Watts

                         I N C O R P O R A T E D

                                      , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the "WBCA") authorize a corporation to indemnify its directors, officers, employees and agents against certain liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Company's Bylaws (Exhibit 3.2 hereto) and indemnification agreements entered into between the Company and its directors implement this indemnification to the fullest extent permitted by law, including under circumstances in which indemnification is otherwise discretionary. Section 23B.08.320 of the WBCA authorizes a corporation to limit or eliminate its directors' liability to the corporation or its shareholders for monetary damages for breaches of fiduciary duties, other than for (1) acts or omissions that involve intentional misconduct or a knowing violation of law, (2) improper declaration of dividends, or (3) transactions from which a director derives an improper personal benefit. The Company's Articles of Incorporation (Exhibit 3.1 hereto) contain provisions limiting the liability of directors to the Company and to its shareholders to the fullest extent permitted by Washington law.

  The above discussion of the WBCA and the Company's Bylaws and Articles of Incorporation is not intended to be exhaustive and is qualified in its entirety by such statute, the Bylaws and the Articles of Incorporation, respectively.

  The Company has obtained officers' and directors' liability insurance for its officers and directors. In addition, the Underwriting Agreement (Exhibit
1.1 hereto) contains provisions for the indemnification of, among others, controlling persons, directors and officers of the Company for certain liabilities.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the Common Stock being registered. All amounts are estimated except the SEC Registration Fee, the NASD Filing Fee and the American Stock Exchange Listing Fees.

                                                                        AMOUNT
                                                                        -------
SEC Registration Fee................................................... $ 5,900
AMEX Original Listing Fee..............................................  15,000
AMEX One-time Listing Fee..............................................   5,000
NASD Filing Fee........................................................   2,570
Blue Sky Qualification Fees and Expenses...............................    *
Accounting Fees and Expenses...........................................    *
Legal Fees and Expenses................................................    *
Transfer Agent and Registrar Fees......................................    *
Printing and Engraving.................................................    *
Miscellaneous..........................................................    *
                                                                        -------
    Total.............................................................. $  *
                                                                        =======

--------
 * To be completed by amendment.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

  The Company has made the following sales of its securities for the consideration indicated during the past three years, which sales were not registered under the Securities Act. Except as indicated below, none of such sales involved an underwriter. All shares of Common Stock issued in connection with the 1995 recapitalization described below were issued in reliance on the exemption from registration set forth at Section 3(a)(9) of the Securities Act as an exchange by an issuer with its existing security holders where no commission or other remuneration is paid or given for soliciting such exchange. All warrants or options issued to employees, directors or consultants of the Company, and all shares of Common Stock issued in connection with the conversion or exercise of warrants or options held by employees, directors or consultants, were issued in reliance on the exemption from registration provided by Rule 701, as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation, or the exemption from registration provided by Section 4(2) of the Securities Act as transactions not involving a public offering. All sales of Common Stock and issuances of convertible promissory notes for cash consideration were made in reliance on the exemption from registration provided by Rule 506 under the Securities Act. All other securities described below were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

  Initial Capitalization. On December 30, 1994 the Company issued 298,000 shares of a class of common stock to seven individuals in exchange for services rendered and to be rendered. In the period from December 1994 to September 1995 the Company sold 331,418 shares of a class of common stock to 19 individuals and entities at $2.65 per share. In the period from September 1995 to December 1995 the Company sold an additional 394,697 shares of a class of common stock to 25 individuals and entities at $5.50 per share. Purchasers of Common Stock for $5.50 per share also received warrants to purchase an aggregate of 22,000 shares of common stock at an exercise price of $5.50 per share.

  Recapitalization. In December 1995 the Company issued 785,041 shares of Common Stock to all of its shareholders in exchange for all then-outstanding common equity securities of the Company.

  GFP Acquisition. On December 29, 1995 the Company issued 216,791 shares of voting common stock to seven persons or entities in exchange for all outstanding equity securities of GFP Group, Inc. and assumed notes of GFP Group Inc. payable to six individuals in the aggregate principal amount of $265,000. At the same time the Company issued warrants to purchase for nominal consideration 21,501 shares of Common Stock to the holders of the assumed notes.

  Repurchase of Common Stock. In December 1995, the Company issued promissory notes in the aggregate principal amount of $1,244,153 to repurchase 226,209 shares of a class of the Company's common stock from six individuals. These notes were repaid in full during 1996.

  Convertible Promissory Notes. From December 1995 to October 1997, the Company issued promissory notes (the "Financing Notes") in the approximate aggregate principal amount of $7,324,208 to 37 individuals and entities. In connection with the issuance of all but eight of the Financing Notes, the Company also issued to the holders thereof warrants to purchase shares of Common Stock. Financing Notes are convertible into shares of Common Stock at a price of $5.50 per share.

  Common Stock Issuance. In early 1996, the Company issued an aggregate of 23,499 shares of Common Stock to one person and one entity in exchange for services rendered and equipment provided to the Company.

  Series A Convertible Preferred Stock. In May and July 1997, the Company sold for cash 275,000 shares of Series A Convertible Preferred Stock to three non-U.S. persons for an aggregate offering price of $1.1 million.

  Grants of Warrants to Strategic Partners. During 1997 the Company granted warrants to purchase an aggregate of 4,000 shares of Common Stock, subject to adjustment, at an exercise price of $5.50 per share to two strategic partners.

  Officer Severance. In September 1997, the Company issued 54,242 shares of Common Stock to a former officer of the Company in satisfaction of a number of obligations.

  Deferred Compensation Warrants. In September 1997 the Company issued to nine employees or consultants warrants to purchase 215,428 shares of Common Stock at an exercise price of $0.05 per share in exchange for the rights of such employees or consultants to be paid deferred compensation.

  Conversions of Promissory Notes. During September 1997 the Company issued 466,108 shares of Common Stock in connection with conversions of Financing Notes in the aggregate principal amount of $2,314,208 held by 25 holders.

  Conversions of Trade Payables. During November 1997 the Company issued 34,128 shares of Common Stock in satisfaction of trade payables in the amount of $187,706.

  Bridge Notes. During November 1997 the Company issued promissory notes in the aggregate principal amount of $325,000 to three accredited individuals. These notes were repaid in full in December 1997.

  Full Coverage Bridge Notes. During November and December 1997 the Company issued promissory notes in the aggregate principal amount of $2,981,500 to 56 accredited investors. These transactions were arranged through the investment firms of Trautman Kramer & Co. and State Street Securities Inc. These notes will be repaid out of the Offering proceeds.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 27. EXHIBITS

                                                                     SEQUENTIAL
 EXHIBIT                                                                PAGE
 NUMBER(1)                 DESCRIPTION OF DOCUMENT                     NUMBER
 ---------                 -----------------------                   ----------
 **1.1     Form of Underwriting Agreement
   3.1     Restated Articles of Incorporation
   3.2     Amended and Restated Bylaws
  *4.1     Specimen Common Stock Certificate
   4.2     Form of Stock Purchase Warrant
   4.3     Form of Stock Purchase Warrant
   4.4     Form of Stock Purchase Warrant
   4.5     Form of Stock Purchase Warrant
   4.6     Form of Promissory Note
   4.7     Form of Promissory Note
   4.8     Form of Promissory Note
   4.9     Form of Promissory Note
 **5.1     Opinion of Heller Ehrman White & McAuliffe
 **5.2     Opinion of Squire, Sanders & Dempsey
  10.1     GlobalTel Resources, Inc. 1996 Stock Option Plan
  10.2     Form of Incentive Stock Option Agreement
  10.3     Form of Nonqualified Stock Option Agreement
  10.4     Form of Director Nonqualified Stock Option Agreement
  10.5     Form of Indemnification Agreement with officers and
           directors
  10.6     Form of Employment Agreement
  10.7     Office lease dated as of June 10, 1996 by and between
           the Company, as Lessee, and One Wilshire Arcade
           Imperial, Ltd., as Lessor, together with First
           Amendment thereto dated June 24, 1997.
 +10.8     Carrier Agreement dated as of August 20, 1996 by and
           between Primecall, Inc. and Cable & Wireless, Inc.
 +10.9     Reciprocal Telecommunications Agreement dated as of
           December 3, 1996 by and between STAR Vending, Inc. and
           Primecall, Inc.
 +10.10    Switch Port Lease and Service Agreement dated as of
           August 7, 1996 by and between Primecall, Inc. and World
           Touch, Inc.
 +10.11    Trilogy Telemanagement Service Agreement dated as of
           April 2, 1997 by and between Trilogy Telemanagement,
           L.L.C. and Primecall, Inc.
 +10.12    Agreement for Managed Data Network Services dated April
           28, 1995 (the "Equant Agreement") by and between
           NetStar International Telecommunications, Inc.
           ("NetStar") and Equant Network Services International
           Corporation (f/k/a Scitor International
           Telecommunications Services, Inc.) ("Equant"), together
           with Amendment No. 1 to the Scitor ITS Agreement dated
           February 21, 1996 between NetStar, Equant and GFP
           Group, Inc.
 +10.13    Exclusive Services and Marketing Agreement dated as of
           April 15, 1997 between the Company and International
           Business Network for World Commerce & Industry, Ltd.
 +10.14    Master Task Agreement dated as of September 19, 1997 by
           and between GFP Group, Inc. and Novell, Inc.

                                                                     SEQUENTIAL
 EXHIBIT                                                                PAGE
 NUMBER                   DESCRIPTION OF DOCUMENT                      NUMBER
 -------                  -----------------------                    ----------
  +10.15 Novell Business Internet Services Affiliate Service
         Platform Statement of Work to Agreement No. 97-GlobalTel-
         001 dated October 21, 1997 between Novell, Inc. and GFP
         Group, Inc.
   10.16 Share Exchange Agreement dated as of December 29, 1995 by and among the Company and certain holders of shares of
         capital stock of GFP Group, Inc.
   10.17 GlobalTel Resources, Inc. 1997 Employee Stock Purchase
         Plan
  *10.18 Letter of Intent dated June 16, 1997 by and among
         Primecall, Inc., Netlink International Inc. and Kunmung
         Dayu Biological Engineering Co. Ltd.
  *10.19 Letter Agreement dated November 6, 1997 by and among the
         Company, Alan H. Chin and Curtis E. Lew
  *10.20 Employment Agreement dated October 31, 1997 by and
         between the Company and German F.H. Burtscher
  *10.21 Employment Agreement dated October 31, 1997 by and
         between the Company and John Cox
  *10.22 Employment Agreement dated October 31, 1997 by and
         between the Company and Ronald P. Erickson
  *10.23 Employment Agreement dated October 31, 1997 by and
         between the Company and Ronald B. Fox
  *10.24 Employment Agreement dated October 31, 1997 by and
         between the Company and Eric D. Orse
  *11.1  Statement of computation of net income per share
  *21    Subsidiaries of the registrant
 **23.1  Consent of Heller Ehrman White & McAuliffe (contained in
         Exhibit 5.1)
  *23.2  Consent of Arthur Andersen LLP, Independent Public
         Accountants
 **23.3  Consent of Squire, Sanders & Dempsey
   24.1  Power of Attorney
   27.1  Financial Data Schedule

--------
(1) Unless otherwise indicated, exhibit was filed as an identically numbered exhibit to this Registration Statement on Form SB-2 as originally filed with the Commission on December 22, 1997.
+ Portions of this exhibit have been omitted pursuant to an application for an order granting confidential treatment. The omitted portions have been separately filed with the Commission.

*   Exhibit is filed herewith.

**  To be filed by amendment.

ITEM 28. UNDERTAKINGS

  The small business issuer will provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

  In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The small business issuer will, for determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer pursuant to Rule 424(b)(1), or (4), or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

  The small business issuer will, for determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering.

                                  SIGNATURES

  IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM SB-2 AND AUTHORIZED AMENDMENT NO. 2 TO THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, IN THE CITY OF SEATTLE, STATE OF WASHINGTON ON FEBRUARY 3, 1998.

                                          GLOBALTEL RESOURCES, INC.


                                          By:/s/ Eric D. Orse
                                            _________________________________
                                            Eric D. Orse
                                            Director of Finance and Treasurer

  In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                          OFFICE                    DATE
             ---------                          ------                    ----
Ronald P. Erickson *                 Chairman of the Board,         February 3, 1998
____________________________________   President and Chief
Ronald P. Erickson                     Executive Officer
                                       (Principal Executive
                                       Officer)

/s/ Eric D. Orse                     Director of Finance and        February 3, 1998
____________________________________   Treasurer
Eric D. Orse                           (Principal Financial and
                                       Accounting Officer)

Ronald B. Fox *                      Senior Vice President and      February 3, 1998
____________________________________   Director
Ronald B. Fox

Randall J. Ottinger *                Director                       February 3, 1998
____________________________________
Randall J. Ottinger

Bruce L. Crockett *                  Director                       February 3, 1998
____________________________________
Bruce L. Crockett

Frank E. Krentzman *                 Director                       February 3, 1998
____________________________________
Frank E. Krentzman

Michael S. Brownfield *              Director                       February 3, 1998
____________________________________
Michael S. Brownfield

             SIGNATURE                          OFFICE                    DATE
             ---------                          ------                    ----
Paul H.F.M. van de Plas *            Director                       February 3, 1998
____________________________________
Paul H.F.M. van de Plas

Steven S.V. Wong *                   Director                       February 3, 1998
____________________________________
Steven S.V. Wong

Lyman C. Hamilton *                  Director                       February 3, 1998
____________________________________
Lyman C. Hamilton

*By: /s/ Eric D. Orse                                               February 3, 1998
     _______________________________
Eric D. Orse
Attorney-In-Fact

                         GLOBALTEL RESOURCES, INC.

                             INDEX TO EXHIBITS

 EXHIBIT
 NUMBER(1)                        DESCRIPTION OF DOCUMENT
 ---------                        -----------------------
 **1.1     Form of Underwriting Agreement
   3.1     Restated Articles of Incorporation
   3.2     Amended and Restated Bylaws
  *4.1     Specimen Common Stock Certificate
   4.2     Form of Stock Purchase Warrant
   4.3     Form of Stock Purchase Warrant
   4.4     Form of Stock Purchase Warrant
   4.5     Form of Stock Purchase Warrant
   4.6     Form of Promissory Note
   4.7     Form of Promissory Note
   4.8     Form of Promissory Note
   4.9     Form of Promissory Note
 **5.1     Opinion of Heller Ehrman White & McAuliffe
 **5.2     Opinion of Squire, Sanders & Dempsey
  10.1     GlobalTel Resources, Inc. 1996 Stock Option Plan
  10.2     Form of Incentive Stock Option Agreement
  10.3     Form of Nonqualified Stock Option Agreement
  10.4     Form of Director Nonqualified Stock Option Agreement
  10.5     Form of Indemnification Agreement with officers and directors
  10.6     Form of Employment Agreement
  10.7     Office lease dated as of June 10, 1996 by and between the Company, as Lessee, and One Wilshire Arcade Imperial, Ltd., as Lessor,
           together with First Amendment thereto dated June 24, 1997.
 +10.8     Carrier Agreement dated as of August 20, 1996 by and between
           Primecall, Inc. and Cable & Wireless, Inc.
 +10.9     Reciprocal Telecommunications Agreement dated as of December 3, 1996 by and between STAR Vending, Inc. and Primecall, Inc.
 +10.10    Switch Port Lease and Service Agreement dated as of August 7, 1996 by and between Primecall, Inc. and World Touch, Inc.
 +10.11    Trilogy Telemanagement Service Agreement dated as of April 2, 1997 by and between Trilogy Telemanagement, L.L.C. and Primecall, Inc.
 +10.12    Agreement for Managed Data Network Services dated April 28, 1995
           (the "Equant Agreement") by and between NetStar International
           Telecommunications, Inc. ("NetStar") and Equant Network Services
           International Corporation (f/k/a Scitor International
           Telecommunications Services, Inc.) ("Equant"), together with
           Amendment No. 1 to the Scitor ITS Agreement dated February 21, 1996 between NetStar, Equant and GFP Group, Inc.
 +10.13    Exclusive Services and Marketing Agreement dated as of April 15,
           1997 between the Company and International Business Network for
           World Commerce & Industry, Ltd.
 +10.14    Master Task Agreement dated as of September 19, 1997 by and between
           GFP Group, Inc. and Novell, Inc.

 EXHIBIT
 NUMBER                          DESCRIPTION OF DOCUMENT
 -------                         -----------------------
  +10.15 Novell Business Internet Services Affiliate Service Platform Statement
         of Work to Agreement No. 97-GlobalTel-001 dated October 21, 1997 between Novell, Inc. and GFP Group, Inc.
   10.16 Share Exchange Agreement dated as of December 29, 1995 by and among the Company and certain holders of shares of capital stock of GFP
         Group, Inc.
   10.17 GlobalTel Resources, Inc. 1997 Employee Stock Purchase Plan
  *10.18 Letter of Intent dated June 16, 1997 by and among Primecall, Inc.,
         Netlink International Inc. and Kunmung Dayu Biological Engineering Co.
         Ltd.
  *10.19 Letter Agreement dated November 6, 1997 by and among the Company, Alan
         H. Chin and Curtis E. Lew
  *10.20 Employment Agreement dated October 31, 1997 by and between the Company and German F.H. Burtscher
  *10.21 Employment Agreement dated October 31, 1997 by and between the Company and John Cox
  *10.22 Employment Agreement dated October 31, 1997 by and between the Company and Ronald P. Erickson
  *10.23 Employment Agreement dated October 31, 1997 by and between the Company and Ronald B. Fox
  *10.24 Employment Agreement dated October 31, 1997 by and between the Company and Eric D. Orse
  *11.1  Statement of computation of net income per share
  *21    Subsidiaries of the registrant
 **23.1  Consent of Heller Ehrman White & McAuliffe (contained in Exhibit 5.1)
  *23.2  Consent of Arthur Andersen LLP, Independent Public Accountants
 **23.3  Consent of Squire, Sanders & Dempsey
   24.1  Power of Attorney
   27.1  Financial Data Schedule

--------
(1) Unless otherwise indicated, exhibit was filed as an identically numbered exhibit to this Registration Statement on Form SB-2 as originally filed with the Commission on December 22, 1997.
+ Portions of this exhibit have been omitted pursuant to an application for an order granting confidential treatment. The omitted portions have been separately filed with the Commission.

*   Exhibit is filed herewith.

**  To be filed by amendment.